MFS®/Sun Life Series Trust

ANNUAL REPORT • December 31, 1999

Bond Series
Emerging Markets Equity Series
(formerly MFS®/Foreign & Colonial Emerging Markets Equity Series)
Global Asset Allocation Series
(formerly World Asset Allocation Series)
Global Governments Series
(formerly World Governments Series)
Global Total Return Series
(formerly World Total Return Series)
Government Securities Series
High Yield Series
International Growth and Income Series
Money Market Series
Strategic Income Series
Zero Coupon Series, Portfolio 2000

MFS Original Research®

Research has been central to investment management at MFS since 1932, when we created one of the first in-house research departments in the mutual fund industry. Original Research℠ at MFS is more than just crunching numbers and creating economic models: it's getting to know each security and each company personally.

Letter from the President

Dear Contract Owners,

One could easily argue that the Internet represents the greatest technological development most of us may see in our lifetimes. There is no disputing that this new communication medium is changing forever the way we work, play, and shop. One might also argue that investing in this new technology represents the investment opportunity of a lifetime. The question for any investor is whether and how to take advantage of it.

The popular press, it seems, would have us believe that by surfing the Web, we can learn everything we need to know about investing. Indeed, there is no doubt that Internet-delivered information and brokerage services enable individual investors to be well-informed and to trade at bargain prices. But we believe the facts argue that, for most of us, professionally managed investment portfolios purchased through a financial consultant will continue to be one of the best products for long-term investing in this new millennium.

Why do we believe managed portfolios plus professional advice will *continue* to define the best course of action for many investors? Let's look at some of the characteristics of a successful long-term investment approach:

- **Having a plan and sticking to it:** Our experience is that successful investors—those whose lives are enriched by the fruits of their investing—share two characteristics. They have a plan for reaching their monetary goals, and they stick with that plan through up markets and down. And for many investors, working with a financial consultant may be the best way to develop a plan. Although the Internet abounds with calculators for developing all sorts of investment plans, none has your consultant's high level of experience and an understanding of your unique situation. And no calculator can counsel you during a down market, when you may be tempted to abandon your goals and your plan.
- **Diversification:** Few individual investors can afford to own a large number of holdings, so poor performance of one company can potentially drag down their entire personal portfolio. This is especially true when investing in volatile new areas such as the Internet. On the other hand, a diversified, professionally managed investment portfolio that owns dozens or even hundreds of holdings is better positioned to survive a disappointment in one or several investments.
- **Good in a down market:** As we enter the tenth year of the greatest bull market in history, it's easy to forget that market downturns are an almost inevitable part of investing. Few managed portfolios, of course, are going to be up when the overall market is down. But we believe diversified, professionally managed investment portfolios may be less likely to suffer the extreme downturns experienced by a large number of individual holdings when the market heads south.
- **MFS Original Research®:** The Internet is one of the greatest research tools ever invented, but it's still not the same as being eyeball to eyeball with the management of a company and discussing their plans for their firm's future.
- **Good performance at an acceptable level of risk:** Investing in individual stocks or bonds does indeed offer the potential of exhilarating performance that few managed portfolios even attempt. The downside is that the most exciting investments are also likely to be the ones that give you sleepless nights. The diversification and professional management of investment portfolios helps make them inherently less risky than individual stock picking, and managed portfolios are available in a wide range of risk profiles.

We believe that now, more than ever, managed investment portfolios sold by an investment professional may offer many investors the best way to participate in whatever investment opportunities the new millennium may bring. The combination of professional portfolio management and professional advice recognizes the key reason that investors give us their money: because they don't want to make a hobby or a second profession out of investing; they simply want their money to work for them so they have a better likelihood of realizing their dreams.

As always, we appreciate your confidence in MFS and Sun Life, and welcome any questions or comments you may have.

Respectfully,



C. James Prieur
President of the MFS®/Sun Life Series Trust

January 15, 2000

Investments in variable annuities will fluctuate and may be worth more or less upon redemption.

Variable annuities are designed for long-term retirement investing; please see your financial consultant for more information.

The opinions expressed in this letter are those of C. James Prieur, and no forecasts can be guaranteed.

Management Review and Outlook

Bond Series

For the 12 months ended December 31, 1999, the Series provided a total return of -1.69% (includes the reinvestment of any distributions but does not reflect any applicable contract or surrender charges), which compares to a -1.73% return for the average corporate debt "BBB"-rated portfolio tracked by Lipper Analytical Services, Inc., an independent firm that reports performance. The Series' return also compares to a -2.15% return for the Lehman Brothers Government/Corporate Bond Index (the Lehman Index). The Lehman Index is an unmanaged, market-value-weighted index of U.S. Treasury and government-agency securities (excluding mortgage-backed securities) and investment-grade debt obligations of domestic corporations.

Rising interest rates led to negative returns for all types of fixed-income securities, and the Series' performance reflects that downturn as a couple of our holdings were particularly hard hit. Given the unfavorable interest-rate backdrop, the punishment for companies that disappointed investors was particularly harsh. Historically, in periods when the interest-rate backdrop was more favorable, value hunters generally scooped up companies that disappointed. But for a variety of reasons, including lack of liquidity caused by investor concerns over the Year 2000 (Y2K) computer problem, there were far fewer participants bidding for distressed securities. For example, our position in the drugstore chain Rite Aid suffered when the company encountered a host of problems, including difficulty in executing its expansion plans. Home-security business Protection One also suffered losses when it ran into roadblocks in financing its growth.

That said, there were quite a few holdings that performed reasonably well. Our high-yield holdings in Cable & Wireless performed quite well when its cable assets were bought by NTL, a global communication services company. The bond covenants

required that much of its debt be redeemed at very favorable terms for bondholders. In fact, most of the cable and media sector continued to do well as the sector's overall credit quality improved. Individual winners included Time Warner and Seagram. A number of additional holdings performed well when they crossed into investment-grade territory or were perceived to have improving credit quality. Northeast Utilities, which was acquired by the higher-rated Con Edison, was a good example of that trend. Niagara Mohawk also moved into investment-grade territory and was consequently one of our better performers.

We felt that the investment-grade corporate market offered some very attractive opportunities, so we increased our position to about 60% of net assets. Year-end and Y2K jitters translated into weak demand, heavy supply, and cheap prices for many corporate bonds. We emphasized cyclical companies that we believe could benefit from a strong, albeit somewhat slower, economy. For example, we've established a position in Georgia Pacific, which has been a dominant force in many major paper categories. We've also added to our holdings in auto and auto-related companies, increasing our stake in Ford Motor Company and Federal Mogul. We also added American Airlines, among others, to our airline holdings. The securities we bought, enhanced-equipment trust certificates, use planes as collateral.

We believe agency securities are attractive because they have become very cheap due to a structural change in the government bond markets. The supply of U.S. Treasuries is falling as the government curtails its borrowing needs in light of a federal budget surplus. In contrast, various federal agencies dramatically stepped up their issuance as a means of funding growth initiatives. As that change transpired, the spread between agency and Treasury securities became quite wide when viewed on a historical basis. We believe that the spread between agencies and Treasuries will eventually narrow, which would position agencies to outperform.

We have positioned the Series to be somewhat more sensitive to interest rate changes than its Lipper peer group because we believe that the recent backup in interest rates is overdone. Given the fact that inflation has remained in check and the economy shows some signs of slowing, we believe that rates may start to move back down. So we've positioned the Series to try to benefit from lower rates by making it slightly more interest-rate sensitive, with a duration of 5.82 years versus a duration of about six years for the average Lipper "BBB"-rated debt portfolio.

Emerging Markets Equity Series

For the 12 months ended December 31, 1999, the Series provided a total return of 52.47% (includes the reinvestment of any distributions but does not reflect any applicable contract or surrender charges). This compares to a 66.41% return for the Morgan Stanley Capital International (MSCI) Emerging Markets Free (EMF) Index, a broad, unmanaged, market-capitalization-weighted index of equities in emerging markets, and to a 70.83% return for the Lipper Emerging Markets Portfolios Index (the Lipper Index). The Lipper portfolio indices are unmanaged, net-asset-value-weighted indices of the largest qualifying portfolios within their respective investment objectives, adjusted for the reinvestment of capital gains distributions and income dividends.

Overall, emerging markets performed well during the recent period, led primarily by rebounding markets in Asia. Latin America and Central Europe lagged for most of the period but did well during the last month or so. Specifically, the portfolio benefited by being underweighted in Taiwan, but being underweighted in India, South Korea, and Greece hurt performance. In the latter two markets, smaller companies have done especially well as domestic retail investors have gone on a buying spree. Smaller companies within emerging markets tend to be very illiquid, therefore, we have chosen to concentrate on shares of larger companies.

In addition, some markets in Eastern Europe have been disappointing performers, primarily due to a slowdown in exports to Western Europe. Holdings in Poland and Hungary have hurt the portfolio's performance, with leading companies such as Hungarian telecommunications company Magyar Tavkozlesi underperforming.

We believe the Mexican market has risen sharply due to a combination of rising global oil prices and the continued strength of the U.S. economy. Our holdings in Mexico, such as telecommunications company Telefonos de Mexico, have done very well. We feel most Latin American economies, however, have yet to begin a full-fledged recovery. Brazil, the region's largest economy, continues to suffer from the effects of internal politics and the devaluation of its currency, the real, in January of 1999.

Recently, though, we feel the situation in Brazil has started to improve; the market was up sharply in November, led by blue-chip companies such as Petroleo Brasileiro (Petrobras), one of Brazil's largest energy companies.

The recovery in the Japanese economy has so far had a limited effect on the rest of the region as many Asian emerging market economies appear to have rebounded due to their own domestic factors. One of the best-performing markets in the region has been South Korea, which has undertaken structural reform. In that country, Samsung Electronics has done very well for the portfolio. Taiwan is another economy that has benefited from an improvement in the electronics business. Thailand, on the other hand, has lagged the region, partly because its banking sector has yet to address the issue of nonperforming loans.

As of the end of the period, our largest country positions are in South Korea, where we expect a strong recovery in the economy and the corporate sector; Brazil, whose economy we feel will recover strongly in the year 2000; and Mexico, which we believe will continue to benefit from firm oil prices and a healthy U.S. economy. Our overall outlook for emerging markets is positive. We see recoveries in Japan and Germany benefiting Asia and Eastern Europe, respectively. We expect commodity prices to remain stable in 2000, which should help the export bases of emerging market countries. Finally, we believe emerging market stock valuations will remain comparatively low, and therefore attractive, in relation to historical levels and current U.S. valuations.

Global Asset Allocation Series

For the 12 months ended December 31, 1999, the Series provided a total return of 18.48% (includes the reinvestment of any distributions but does not reflect any applicable contract or surrender charges), which compares to returns over the same period for the following unmanaged indices: 21.18% for the average global flexible portfolio tracked by Lipper Analytical Services, Inc.; 21.04% for the Standard & Poor's 500 Composite Index (the S&P 500), a popular, unmanaged index of common stock total return performance; 27.30% for the Morgan Stanley Capital International (MSCI) Europe, Asia, Far East (EAFE) Index, an unmanaged index of international stocks; -0.82% for the Lehman Brothers Aggregate Bond Index, an index of government and corporate bonds including U.S. Treasury, agency, and corporate bond issues and mortgage-backed securities; and -6.17% for the J.P. Morgan Non-Dollar Government Bond Index, an index of international bonds.

Management Review and Outlook — continued

To set the Series' asset allocation, each month we use quantitative measures to look at each market's current valuations and economic strength compared to its historical levels. We use that information to set an allocation that focuses on growing economies and undervalued markets that have tended to move independently of one another.

Individual holdings are selected by domestic and international stock and bond portfolio managers here at MFS®. Each manager uses MFS Original Research® to select securities. In choosing domestic and foreign stocks, our managers focus on large-cap stocks that they believe combine growing and sustainable earnings with an attractive stock price. When it comes to choosing bonds, our managers have a bias toward higher-quality securities with attractive relative yields and a potential for capital appreciation. This combination helps to reduce risk while seeking overall total return.

On December 31, 1999, the Series' weightings were 25.33% U.S. stocks, 34.90% foreign stocks, 21.22% high-quality U.S. bonds, 7.56% high-yield U.S. bonds, 8.13% international bonds, and 1.77% emerging market bonds. The remaining 1.09% of the portfolio was in cash.

This allocation is a bit conservative compared to our benchmark because valuations for U.S. stocks and some foreign markets have reached high levels, which could lead to volatility. With our current allocation, we're positioned for growth but not overly committed to stocks at historically high valuation levels.

The Series' performance was helped by solid earnings growth in its two top global industry sectors: technology and telecommunications.

All types of companies, from industrial titans to fledgling Internet companies, have been spending heavily on technology to cut costs and boost profits. This trend benefited our technology holdings, most of which are in the United States, including Cisco Systems, Oracle, and Microsoft. In telecommunications, spiking global demand for wireless and online data communications may keep profits rising. Our top holdings in this sector are Finland's Nokia and Germany's Mannesmann.

Two global sectors with excellent growth prospects that didn't work out as well were financial services and health care.

Around the world we feel aging baby boomers will drive demand for retirement investments and health care products. But both sectors came under pressure this year. Rising interest rates hurt financial services and the possibility of a new President's restrictive health care reform kept investors cool toward health care stocks. Still, we believe rising demand for these companies' products and services will eventually send these stocks' prices north.

In August we saw an increase in the percentage of Japanese stocks, which earned solid gains this year. As long as Japan's economic growth holds steady, we will continue to look for opportunities there.

With stock prices at historical highs in the many markets and sectors, particularly those of U.S. technology stocks, we pared back our pricier stock holdings toward the end of 1999. We're looking for a rough, but profitable ride for stocks in 2000. We'll try to use volatility as an opportunity to build positions in great companies at cheaper prices. Rising interest rates in the United States will pinch earnings forecasts and could lead to more moderate returns, so next year there might be better opportunities in foreign stocks. Some European markets are cheaper than the United States, and we believe that Japan is coming out of a recession, which is one of the best times to invest. We have to remember that U.S. stocks have doubled their historical average returns over the past several years. Next year it might be time for U.S. stocks to post more moderate returns while other markets take the lead.

Global Governments Series

For the 12 months ended December 31, 1999, the Series provided a total return of –5.18% (includes the reinvestment of any distributions but does not reflect any applicable contract or surrender charges), which compares to a return of -4.27% for the Salomon Brothers World Government Bond Index (the Salomon Index), an unmanaged index of complete universes of government bonds with remaining maturities of at least five years.

In 1999, most of the bond markets around the globe deteriorated due to concern that the growing global economy would spark inflationary pressures. In particular, market observers were concerned about an increase in personal consumption. Two of the most influential central banks, the U.S. Federal Reserve Board (the Fed) and the European Central Bank, reversed course with their monetary policies by raising interest rates in November as a pre-emptive move against inflation. Most other central banks followed suit. One exception was Japan, where the economy was only in the early stages of an economic recovery.

For the past year, the Fed hiked short-term rates three times, neutralizing the three rate cuts it had implemented in late 1998 during the crisis in emerging markets. Similarly, the European Central Bank's November increase brought its key lending rate back to where it started the year. The European Central Bank did so after having lowered rates to stimulate growth in the first quarter of 1999. Meanwhile, Japanese monetary policy was very stable during the year, with the overnight discount rate unchanged at 0.50%.

During 1999, all bond markets in the Salomon Index — with the exception of Japan's — registered negative returns in local currency terms. The Japanese bond market and the Japanese yen were very strong during most of the year; Japan represents about 25% of the index and proved to be the only market in the index to post positive returns in local currency. A weak euro — its value relative to the U.S. dollar fell about 20% in 1999 — hurt returns in most European bond markets and detracted from the return of the Salomon Index, about 40% of which is made up of bonds from countries within the euro bloc.

Similarly, exposure to weakening currencies pushed the portfolio's return into negative territory, with the euro being the main culprit. Higher interest rates and corresponding declining bond prices also ate into returns for most of the year. Nevertheless, we were able to add value relative to the index by keeping the portfolio's duration — a measure of its sensitivity to changes in interest rates — shorter than that of the index. By keeping a shorter duration, the portfolio was less susceptible than the index to the negative price influence of higher interest rates. In addition, we added value through appropriate allocation of assets to the particular bond blocs (euro, dollar, etc.), and especially benefited from diversification into the top-performing Japanese market. Another help to our performance was individual bond selection in the United Kingdom and Greece. The latter was the only country to lower rates in the fourth quarter of 1999, in preparation for its entry into the European monetary union.

As the new millennium begins, caution continues to be warranted for most bond markets. We expect both the Fed and the

European Central Bank to further tighten monetary policy, with most other central banks following. Looking more closely at the euro, we expect this beleaguered currency to be better supported this year as Western European markets become more economically liberated. We anticipate that the U.S. dollar will strengthen versus the yen and that the euro will strengthen versus the dollar and the yen. As the global economy continues to grow, with modestly higher interest rates preventing inflation, the higher global real rates generated by tight monetary policies will eventually equate to more attractive bond markets.

Global Total Return Series

For the 12 months ended December 31, 1999, the Series provided a total return of 8.43% (includes the reinvestment of any distributions but does not reflect any applicable contract or surrender charges), which compares to a 21.18% return for the average global flexible portfolio tracked by Lipper Analytical Services, Inc. The Series' return also compares to a 22.38% return for the Lipper Global Flexible Portfolio Index and to a 12.20% return for a benchmark made up of 60% of the Morgan Stanley Capital International (MSCI) World Index and 40% of the J.P. Morgan Global Government Bond Index (the Morgan Index). The MSCI World Index is a broad, unmanaged index of global equities; the Morgan Index is an aggregate of actively traded government bonds issued by 13 countries, including the United States, with remaining maturities of at least one year.

Mainly because there was a convergence of events in the first quarter of 1999, the Series underperformed. First, a preponderance of the Series' holdings was overseas investments initiated in local currencies. With the U.S. dollar exhibiting particular strength, the Series' gains in overseas stocks were reduced when translated back into dollars, and any declines in positions were magnified. We don't use currency hedges in the equity portion of the portfolio to try to offset these factors because hedging comes at costs that eat into the Series' returns, and we believe it's very difficult to predict short-term currency movements. Second, earlier in 1999, the portfolio held significantly fewer investments in technology than those found in the indices or in our competitors' portfolios. Technology stocks provided strong returns, but we believed they were too highly valued. The Series held an underweighted position in technology because of that sector's volatility. For most of the period, we opted instead to hold an overweighted position in consumer nondurables, such as food companies, because of our concerns about a potential economic slowdown and pressure on profits. Unfortunately, this sector lagged as economies kept chugging along and investors were lured by the sustained robust growth offered by the technology sector.

In the first quarter of 1999, the Series' returns also were hurt by an underweighted position in Japan relative to the indices and its competitors. This underweighting has helped the portfolio in the past but hurt it early in 1999 as Japanese stocks posted a strong recovery. Finally, emerging markets staged a rally in the first few months of 1999 as those economies rebounded. Our conservative approach inhibits our looking for investments outside of developed countries.

During the second half of the period, we increased our weightings in technology and in Japan. It's important for contract owners to note that these moves were strictly the byproduct of bottom-up, company-by-company research and were not based on decisions regarding technology as a sector or as a bet on Japan's economy. That said, we have been very carefully increasing the Series' technology holdings to about 17% at the end of the period, and many of these opportunities were found in Japan. For example, we added investments in large Japanese technology conglomerates such as Hitachi, Fujitsu, and Toshiba. These companies were appealing to us because their managements have taken steps to improve their profits regardless of the direction of the Japanese economy. They have adopted Western concepts of efficiency, looked to restructure by reducing head counts, and eliminated cross-ownership of shares, for example. Other new investments in technology included Rohm, a Japanese electronic-devices company, and Canon. In the United States, we added Hewlett-Packard.

Although the Series' absolute weighting in finance was large, that position was underweighted relative to the customized benchmark made up of the MSCI World Index and the Morgan Index. The sector can be divided into three main areas: banking, insurance, and specialty companies. Banks have served as a good way to help benefit from a particular country's economic growth. On the insurance front, we've looked to invest in companies that are trying to take advantage of the strong growth in retirement planning. An example would be Skandia Forsakrings, the large Swedish insurance provider. Specialty companies offer a unique array of products, and our investments included American Express, Associates First Capital, and the Federal National Mortgage Association (Fannie Mae).

Some of the Series' larger holdings were among its best performers, including Japanese pharmaceutical company Takeda Chemical and German telecommunications company Mannesmann. Utilities and telecommunications stocks comprised about 18% of the Series' assets at the end of the period. That included just two electric utilities, and for the most part revolved around investments in the dynamic telecommunications industry. Tyco International, a U.S. conglomerate, also performed well in spite of concerns related to the company's accounting practices.

The Series' geographical allocations can be separated into three main parts: the United States, Europe, and Japan. We've significantly underweighted the United States for some time now because valuations have expanded to the point where that market now makes up about 50% of the total global market capitalization. Before turning our focus back to the United States, we'd like to see that situation come back into better balance, which could be achieved by a strengthening in Japan. Japan's government has done nearly everything it can to shake its economy out of the doldrums, with mixed results at best. Europe offered significant appeal because many companies enjoyed growth rates similar to their American counterparts at significantly lower valuations. In Europe, we're presently overweighted in France. This allocation presents a classic example of our bottom-up research. Our purchase of a significant number of French companies was not a reflection of our feelings about the French economy or market. Rather, we selected these investments based on our opinion of the prospects of each company. Investments in France included Television Francaise, insurance company AXA, retailers Castorama-Dubois and Pinault-Printemps-Redoute, and beverage company Pernod-Ricard.

Our fixed-income holdings were focused on bonds issued by major governments in Europe, the United States, and Japan. During the period, we assumed an overall defensive posture by reducing the Series' sensitivity to interest rates. That was particularly the case in the United States, where we were concerned about inflation. In Europe it was a bit different. There, we thought the markets had priced in more inflation than we thought would occur, so we were not as defensive regarding the

interest-rate sensitivity of our European fixed-income holdings. We favored Greece, the United Kingdom, and Germany.

Since we are stock and bond pickers, not economists, our approach should stay the same regardless of the economic backdrop. That being said, we feel as if inflation will not be a problem. Interest rates may trend a bit higher, but they shouldn't present a particularly onerous long-term obstacle. We think that Japan looks poised to improve, Asia is back on its feet, the United States is adding to its record-long economic and market expansion, and Europe is doing fine. For our part, we will continue to look for companies with solid management teams, paying particularly close attention to how extended valuations become in the months ahead.

Government Securities Series

For the 12 months ended December 31, 1999, the Series provided a total return of –1.88% (includes the reinvestment of any distributions but does not reflect any applicable contract or surrender charges), which compares to a –3.01% return for the average U.S. government portfolio tracked by Lipper Analytical Services, Inc. The Series' return also compares to –0.54% return for the Lehman Brothers Government/Mortgage Index (the Lehman Index), an unmanaged index of U.S. Treasury, government-agency, and mortgage-backed securities.

At the beginning of 1999, prices and yields in the bond markets reflected a concern that ongoing financial crises abroad would spread and cause U.S. economic growth to be anemic. Indeed, the Federal Reserve Board (the Fed) cut interest rates three times in late 1998 in order to prop up the markets and the U.S. economy. However, the global economy stabilized, and investors turned their eyes back to the domestic scene. There, data throughout the year showed the U.S. economy growing more rapidly than expected, sustaining fears that such growth might spark inflation at some point. Historically, low unemployment added fuel to the argument that inflation was imminent because tight labor markets caused employers to raise wages in order to attract or retain workers, passing on the added costs to the consumer in the form of price increases. Yields on most fixed-income securities rose in order to compensate investors for the effects of anticipated inflation. In addition, the Fed felt compelled to reverse its monetary policy and take back the three rate cuts it had implemented in late 1998. By doing so, it hoped to restrain economic growth enough so that it would reach a noninflationary level. The Fed rate hikes occurred in June, August, and November. When interest rates and yields rose, bond prices fell; that's why the bond markets posted negative returns for 1999.

Looking more closely at the markets in which the Series invests, we see that government-agency and mortgage-backed securities performed better than Treasuries. That's because the additional yield these two sectors offer over Treasuries tend to provide somewhat of a cushion — relative to Treasuries — when interest rates are on the rise and bond prices decline. (Principal value and interest on Treasury securities are guaranteed by the U.S. government if held to maturity.) To that end, the Series benefited from an over-weighted position in agency securities relative to the Lehman Index. Overall, we kept the Series' weighting in mortgage-backed securities at a neutral level relative to the index. Mortgage-backed securities carry a unique characteristic: they have tended to become more sensitive to changes in interest rates, and thus are more susceptible to price declines. Therefore, we were very careful to underweight mortgage securities earlier in the year, before bringing that weighting to a neutral position in August and to a slightly overweighted position relative to the index toward the end of the year. Over time, a larger coupon offered by mortgage-backed securities has been very attractive, and may help long-term, risk-adjusted returns.

The most significant strategy we pursued over the course of the year was a strong bias against investing in securities with maturities of three years or less. We did so because when the Fed implements its monetary policy, it tinkers with short-term interest rates. Not surprisingly, shorter-term yields rose when the Fed raised rates three times, so this positioning helped the portfolio's performance. In addition, we kept the Series' duration — a measure of its sensitivity to changes in interest rates — neutral relative to the Lehman Index. Typically, in a rising interest rate environment, a shorter duration is helpful because it helps insulate a portfolio from the negative effects of higher rates. In a declining interest rate environment, you would typically want to have a long duration in order to benefit from the bond price increases that accompany a fall in yields. During the year, the environment was uncertain and therefore not inclined to taking a strong stand one way or another on the direction of interest rates.

Looking forward, we believe the global economy may be headed for a period of stronger growth. For its part, we feel the U.S. economy looks too strong to prevent inflation from creeping higher. Any evidence of higher inflation should provide the Fed with the ammunition it needs to hike short-term rates. Over the near term, it looks to us as if bonds will remain under pressure unless the stock market suffers a correction or the economy weakens. Longer term, the outlook for bonds may be better. Additional Fed action should reduce inflation fears — a positive backdrop for bond investors because inflation eats into the value of a bond's fixed payments. Further, any slowdown in the economy should attract investors to the bond markets, where we think they should be able to find values after this recent bear market.

For our part, we'll be looking to take advantage of the time when interest rates plateau, arranging the Series to try to profit from any steadying or rebound in the bond markets. At some point, we think Treasury yields should offer value relative to alternatives in the government securities market. Then, we will most likely look to extend the Series' duration, hoping to prosper from the positive effects of declining interest rates.

High Yield Series

For the 12 months ended December 31, 1999, the Series provided a total return of 6.92% (includes the reinvestment of any distributions but does not reflect any applicable contract or surrender charges), which compares to a return of 2.74% for the Lehman Brothers High Yield Bond Index, an unmanaged index of noninvestment-grade corporate debt. Over the same period, the Lipper High Yield Bond Index returned 4.75%.

While many companies benefited from improved operating results in 1999, the high-yield market's overall performance for the year was lackluster. Heavy new issuance of high-yield bonds and a rise in the default rate exerted downward pressure on the prices of existing bonds. We believe the increase in credit problems was largely due to the effects that soft oil prices and Medicare reform had on companies in the energy and health care industries, respectively.

While performance for most of the year was indeed lackluster, the high-yield bond market finished on a strong note as more investors began to appreciate the attractive spreads available in this segment of the marketplace.

Compared to its benchmarks, the Series performed relatively well this year. Our team held firm to the belief that avoiding mistakes

is just as important as picking the best investments. That's why we believe MFS Original Research® and professional experience remained so critical to the Series' relative success.

We feel our time-tested experience in the high-yield bond arena was critical to our ability to steer clear of many trouble spots and to avoid bankruptcies in various sectors of the economy. Additionally, we think our years of observing the dynamics in energy and health care, for example, enabled us to anticipate, as well as avoid, many of the problems that ultimately plagued these industries.

The Series' performance benefited from an increased overweighting in the telecommunications sector, which has been one of the best-performing sectors in the high-yield market. Deregulation, both here in the United States and in Europe, has contributed to the exceptional growth in new telecommunications networks, many of which have been financed with high-yield bonds. We continue to favor facility-based operators that are experiencing strong customer demand, in part due to the explosion of Internet traffic. The telecom sector has benefited from consolidation, as well as equity investments from outside the industry. We invested in the debt of telecommunications companies such as Nextel. Our position in Nextel Communications rose in value after Microsoft announced its $600 million investment in the company.

Our second-largest exposure was in media. The portfolio's holdings included cable television and radio entities such as Charter Communications, one of the fastest-growing companies in the field. Controlled by Paul Allen, the co-founder of Microsoft, Charter's valuation has risen following the increased utilization of cable networks as a means of accessing the Internet.

Given our optimistic outlook for continued growth of corporate earnings in 2000 as well as the higher yield levels available in the market today, we believe that high-yield bonds remain an attractive asset class.

International Growth and Income Series

For the 12 months ended December 31, 1999, the Series provided a total return of 17.20% (includes the reinvestment of any distributions but does not reflect any applicable contract or surrender charges), which compares to returns of 37.83% return for the Lipper International Portfolios Index (the Lipper Index) and 27.30% for the Morgan Stanley Capital International (MSCI) Europe, Australia, Far East (EAFE) Index, an unmanaged index of international stocks.

The Series held fewer investments in technology than its indices did. While technology stocks performed very well, we were hesitant to match the market weighting in this sector because, overall, we found it to be too highly valued. Historically, the Series has underweighted technology because of that sector's volatility. During the period, the Series also held an underweighted position in Japan. Until quite recently, many portfolios had been helped by not investing in Japan because that market performed dismally from the early 1990s until the end of 1998. In 1999, however, Japanese stocks posted a strong recovery. Having less invested in that country hurt the Series' relative performance.

However, we've increased the Series' investments in both technology and Japan and those two moves tended to complement each other. At the same time, it should be understood that these shifts were strictly the byproduct of bottom-up, company-by-company research and not based on decisions regarding technology as a sector or Japan's economy. That said, we carefully increased the Series' technology weighting to 17.80% at the end of the period. Many of the opportunities in the sector were found in Japan. We increased our Japanese allocation to about 24%, from about 9% at the beginning of the period, adding investments in large Japanese technology conglomerates such as Hitachi, Fujitsu, and Toshiba. We felt these companies were attractive because their managements have worked hard to improve profits regardless of the direction of the Japanese economy or how much the government intercedes to help spur growth. We think many Japanese companies have turned their attention to the pursuit of the same kinds of restructuring programs that U.S. businesses have undertaken for some time and that European firms have adopted more recently. Japanese holdings like Toshiba have embraced Western concepts of efficiency, aiming to increase shareholder value.

We found many opportunities in the dynamic telecommunications industry. Our emphasis has been on telecommunications providers, which comprised the majority of the telecommunications stocks in the MSCI EAFE Index, rather than on equipment manufacturers. We owned a number of stocks in this sector, including British Telecom, and the Series' largest holding, Mannesmann in Germany. These stocks benefited from deregulation and significant growth in the wireless side of the business. Cellular subscriber growth continued to expand, and companies made advances related to the availability of wireless data transmission, which allows customers to access the Internet and e-mail via their handsets.

Overall, we believe Europe offered some value, but not as much as a few months ago, when companies with growth rates similar to those of U.S. companies were selling at significantly lower valuations. Since then, European stock prices have caught up. We have looked for companies that we believe do not have equals in the United States. An example would be Compass, a British company that is the largest caterer in the world. This firm has ridden the outsourcing wave, offering food services to companies like IBM that are seeking to trim costs and leave the onus of running corporate cafeterias to an expert.

The Series currently is overweighted in Europe relative to the MSCI EAFE Index. We're also overweighted in French companies relative to the index. These allocations represent a classic example of our bottom-up research. Our investments here do not reflect our feelings about Europe or the French market. Instead, we chose to invest in individual companies that we believed offered good prospects. Our investments in France included television company Television Francaise, insurance company AXA, retailers Castorama-Dubois and Pinault-Printemps-Redoute, and beverage company Pernod-Ricard.

We've also invested in European banks as a way to try to benefit from a particular country's economy. The Series also held investments in some Spanish banks, even though the country doesn't necessarily offer compelling industrial investment alternatives.

The Series' best-performing investments were predominantly Japanese companies. They included NTT Mobile Communications Network, security-services company Secom, computer hardware company Fujitsu, electronics company Hitachi, and electronic devices manufacturer Rohm. Television Francaise in France and BCE in Canada also provided strong performance. BCE owns a majority stake in Nortel Networks, a networking and telecommunications infrastructure company, which has performed well.

On the down side, Xerox struggled for a number of reasons, including increased competition, concerns related to potential Year 2000 computer problems, and difficulties with its Brazilian operations. Galileo International, a full-service travel agency,

suffered from perceived difficulties within its Internet-based travel-booking business. And retailers such as Boots in the United Kingdom suffered from fears that Wal-Mart's entry into the grocery business would cut into their profits.

This is a conservative portfolio, so our stake in emerging markets has been quite small because we felt the values were not compelling enough to offset the additional risk they posed.

We are stock pickers, not economists. As a result, our approach generally remains the same regardless of the economic backdrop. That said, conditions in Japan and the rest of Asia look to be improving to us, and we think growth in Europe will increase a bit as well. Worldwide markets have been outpaced by the strong U.S. growth, but we would not be surprised to see the U.S. market slow somewhat. It could very well be that we're entering a period when international stocks might perform better than alternatives in the United States, but that remains to be seen.

Money Market Series

As the Federal Reserve Board (the Fed) became nervous about inflationary forces picking up steam due to the strength of the U.S. economy and the global recovery, the Fed began its first in a series of three 0.25% interest-rate increases on June 30, 1999. Essentially, these three rate hikes reversed the effects of the three reductions in the federal funds target rate — the rate at which banks may lend overnight funds to each other — in the fall of 1998. In response to Fed rate hikes, interest rates on short-term (90 day) securities increased approximately 100 basis points (1.00%) during the past year. The federal funds rate, which began 1999 at 4.75%, ended the period at 5.50%. Because of the Fed's recent bias toward increasing rates, we've targeted 35 days for the average maturity of the Series' holdings.

We continue to limit the Series' investments to securities issued or guaranteed by the U.S. Treasury, agencies, or instrumentalities of the U.S. government, as well as to the highest quality corporate and bank issues, in order to provide maximum security against credit risk. On December 31, 1999, approximately 83% of the portfolio was invested in high-quality commercial paper, with the balance invested in U.S. government or government-guaranteed issues.

Investments in the Series are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Series seeks to preserve the value at $1.00 per unit, it is possible to lose money by investing in the Series.

Strategic Income Series

For the 12 months ended December 31, 1999, the Series provided a total return of 4.61% (which includes the reinvestment of any distributions but does not reflect any applicable contract or surrender charges), which compares to a 2.60% return for the average multisector income portfolio tracked by Lipper Analytical Services, Inc. The Series' return also compares to returns for the following unmanaged indices: -2.15% for the Lehman Brothers Government/Corporate Bond Index (the Lehman Index), -4.27% for the Salomon Brothers World Government Bond Index (the Salomon Index), and 2.74% for the Lehman Brothers High Yield Bond Index.

During the period, the Series' high-yield bonds, which comprised the largest sector, did well in the thriving U.S. economy. They rebounded, along with other debt issues, after the late-1998 credit crisis. Our high-yield bond holdings are mostly in the telecommunications, entertainment, media, and energy industries. A good example of a holding that has performed well is Time Warner Entertainment. In the second half of the period, we decided to increase our exposure to the euro, the new currency of European monetary union, because we believed it was undervalued and would appreciate.

Corporate and convertible bonds have performed very favorably in comparison to government bonds. For that reason we decided to reduce our holdings in government bonds issued by the United States and developed countries. The economic growth here and in Europe suggested to us that interest rates were likely to continue to rise and push bond prices down. By the end of the period, the domestic and international government bond portions of the portfolio were at very low levels.

Emerging markets has been one of the best-performing asset classes year to date in the world bond markets, and we have been able to capture some of that performance. This is an important asset class because of its growth prospects, but it also shows significant volatility. We have seen capital shifting into the Asian emerging markets, with no indications of inflation so far. We believe, based on recent analysis, that a maximum weighting of 15% of assets in emerging market bonds is likely to be the most advantageous exposure for the Series. However, our exposure will depend on finding opportunities where the potential value added is appropriate to the risk involved.

Going forward, we see no inflationary signals, but if we do we will likely increase our holdings of short-maturity bonds. The economy here is very strong, and the Federal Reserve Board (the Fed) may raise interest rates slightly, which could help to forestall any price increases. Such a move could essentially put interest rates back to 5.5%, where they were before the credit crisis of 1998. In any event, we believe our relatively high reserves in cash, preferred stocks, and convertible equities should help us cope with any change in interest rates in the near term. Once the usual year-end concerns about liquidity have ended and the Fed has decided what to do with interest rates, we intend to look to Japan and the emerging Asian markets for opportunities in their bond markets.

Zero Coupon Series, Portfolio 2000

The total return for the Series was 2.87% (includes the reinvestment of any distributions but does not reflect any applicable contract or surrender charges) for the 12 months ended December 31, 1999. Over the same period, the Treasury Bill Six Month Index returned 4.84%. The portfolio consists of discounted coupon or principal payments that are stripped from U.S. Treasury securities in order to provide a predictable and compounded rate of return. With no interest payments prior to maturity, these portfolios are more sensitive to interest-rate changes than are comparable bond portfolios with similar maturities. While there will be fluctuations within the portfolio subject to interest-rate moves, all portfolio holdings are guaranteed by the U.S. Treasury at maturity. (While the guarantees do not apply to the individual units of the Series, they assure a specified return to contract owners who hold their units to the maturity of the Series.)

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The portfolios are actively managed, and current holdings may be different.

Performance Summary

The information below and on the following pages illustrates the growth of a hypothetical $10,000 investment for each Series during the period indicated. Benchmark comparisons are unmanaged and do not reflect any fees or expenses. It is not possible to invest directly in an index. Results do not reflect the deduction of separate account charges. (See Notes to Performance Summary.)

Bond Series[3]

(For the period from the commencement of the Series' investment operations, May 6, 1998, through December 31, 1999. Index information is from May 1, 1998.)



$11,000
$10,500
$10,000
5/98
12/98
12/99
$10,509
$10,499
Bond Series
Lehman Brothers Government/Corporate Bond Index

Average Annual and Cumulative Total Rates of Return through December 31, 1999

	1 Year	Life*
Cumulative Total Return	–1.69%	+5.09%
Average Annual Total Return	–1.69%	+3.05%

Comparative Indices‡

	1 Year	Life*
Average corporate debt portfolio "BBB"-rated†	–1.73%	+1.34%
Lehman Brothers Government/Corporate Bond Index#	–2.15%	+2.97%

*For the period from the commencement of the Series' investment operations, May 6, 1998, through December 31, 1999. Index information is from May 1, 1998.
‡Average annual rates of return.
†Source: Lipper Analytical Services, Inc.
#Source: Standard & Poor's Micropal, Inc.

Emerging Markets Equity Series[1]

(For the period from the commencement of the Series' investment operations, June 5, 1996, through December 31, 1999. Index information is from June 1, 1996.)



$12,500
$10,000
$7,500
$5,000
6/96
12/96
12/97
12/98
12/99
$11,794
$10,950
$10,590
Emerging Markets Equity Series
Lipper Emerging Markets Portfolios Index
MSCI Emerging Markets Free Index

Average Annual and Cumulative Total Rates of Return through December 31, 1999

	1 Year	3 Years	Life*
Cumulative Total Return	+52.47%	+17.94%	+17.94%
Average Annual Total Return	+52.47%	+5.65%	+4.73%

Comparative Indices‡

	1 Year	3 Years	Life*
Lipper Emerging Markets Portfolios Index†	+70.83%	+5.58%	+4.05%
MSCI Emerging Markets Free Index#	+66.41%	+3.18%	+1.61%

*For the period from the commencement of the Series' investment operations, June 5, 1996, through December 31, 1999. Index information is from June 1, 1996.
‡Average annual rates of return.
†Source: Lipper Analytical Services, Inc.
#Source: Standard & Poor's Micropal, Inc.

Global Asset Allocation Series[1]

(For the period from the commencement of the Series' investment operations, November 7, 1994, through December 31, 1999. Index information is from November 1, 1994.)



$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$34,335
$19,870
$17,776
$14,580
$13,342
11/94
12/95
12/96
12/97
12/98
12/99
S&P 500 Composite Index
Global Asset Allocation Series
MSCI EAFE Index
Lehman Brothers Aggregate Bond Index
J.P. Morgan Non-Dollar Government Bond Index

Average Annual and Cumulative Total Rates of Return through December 31, 1999

	1 Year	3 Years	5 Years	Life*
Cumulative Total Return	+18.48%	+40.03%	+97.51%	+98.70%
Average Annual Total Return	+18.48%	+11.88%	+14.58%	+14.27%

Comparative Indices‡

	1 Year	3 Years	5 Years	Life*
Average global flexible portfolio†	+21.18%	+14.11%	+14.50%	+13.44%
J.P. Morgan Non-Dollar Government Bond Index#	–6.17%	+2.22%	+6.37%	+5.74%
Lehman Brothers Aggregate Bond Index#	–0.82%	+5.73%	+7.73%	+7.57%
MSCI EAFE Index#	+27.30%	+16.06%	+13.15%	+11.78%
Standard & Poor's 500 Composite Index#	+21.04%	+27.56%	+28.56%	+26.97%

*For the period from the commencement of the Series' investment operations, November 7, 1994, through December 31, 1999. Index information is from November 1, 1994.

‡Average annual rates of return.

†Source: Lipper Analytical Services, Inc.

#Source: Standard & Poor's Micropal, Inc.

Global Governments Series[1]

(For the 10-year period ended December 31, 1999)



$25,000
$20,000
$15,000
$10,000
$21,652
$19,549
12/89
12/91
12/93
12/95
12/97
12/99
Salomon Brothers World Government Bond Index
Global Governments Series

Average Annual and Cumulative Total Rates of Return through December 31, 1999

	1 Year	3 Years	5 Years	10 Years
Cumulative Total Return	–5.18%	+8.65%	+31.54%	+95.49%
Average Annual Total Return	–5.18%	+2.80%	+5.64%	+6.93%

Comparative Index‡

	1 Year	3 Years	5 Years	10 Years
Salomon Brothers World Government Bond Index#	–4.27%	+3.43%	+6.42%	+8.03%

‡Average annual rates of return.

#Source: Standard & Poor's Micropal, Inc.

Global Total Return Series[1]

(For the period from the commencement of the Series' investment operations, November 7, 1994, through December 31, 1999. Index information is from November 1, 1994.)


$25,000
$20,000
$15,000
$10,000
$19,733
$19,544
$19,301
11/94
12/96
12/97
12/98
12/99
Global Total Return Series
60% MSCI World Index/40% J.P. Morgan Global Government Bond Index
Lipper Global Flexible Portfolio Index

Average Annual and Cumulative Total Rates of Return through December 31, 1999

	1 Year	3 Years	5 Years	Life*
Cumulative Total Return	+8.43%	+45.82%	+96.54%	+97.33%
Average Annual Total Return	+8.43%	+13.40%	+14.47%	+14.11%

Comparative Indices‡

	1 Year	3 Years	5 Years	Life*
Average global flexible portfolio†	+21.18%	+14.11%	+14.50%	+13.44%
60% MSCI World Index/40% J.P. Morgan Global Government Bond Index#	+12.20%	+14.43%	+14.63%	+13.57%
Lipper Global Flexible Portfolio Index†	+22.38%	+14.36%	+14.98%	+13.85%

*For the period from the commencement of the Series' investment operations, November 7, 1994, through December 31, 1999. Index information is from November 1, 1994.
‡Average annual rates of return.
†Source: Lipper Analytical Services, Inc.
#Source: Standard & Poor's Micropal, Inc.

Government Securities Series[2]

(For the 10-year period ended December 31, 1999)


$25,000
$20,000
$15,000
$10,000
$20,810
$19,861
12/89
12/91
12/93
12/95
12/97
12/99
Lehman Brothers Government/Mortgage Index
Government Securities Series

Average Annual and Cumulative Total Rates of Return through December 31, 1999

	1 Year	3 Years	5 Years	10 Years
Cumulative Total Return	–1.88%	+15.96%	+38.69%	+98.61%
Average Annual Total Return	–1.88%	+5.06%	+6.76%	+7.10%

Comparative Indices‡

	1 Year	3 Years	5 Years	10 Years
Average U.S. government portfolio†	–3.01%	+4.52%	+6.51%	+6.63%
Lehman Brothers Government/ Mortgage Index#	–0.54%	+5.81%	+7.67%	+7.60%

‡Average annual rates of return.
†Source: Lipper Analytical Services, Inc.
#Source: Standard & Poor's Micropal, Inc.

High Yield Series[3]

(For the 10-year period ended December 31, 1999)


$30,000
$25,000
$20,000
$15,000
$10,000
$27,587
$26,767
$26,757
12/89
12/91
12/93
12/95
12/97
12/99
Lehman Brothers High Yield Bond Index
Lipper High Yield Bond Index
High Yield Series

Average Annual and Cumulative Total Rates of Return through December 31, 1999

	1 Year	3 Years	5 Years	10 Years
Cumulative Total Return	+6.92%	+21.77%	+59.65%	+167.57%
Average Annual Total Return	+6.92%	+6.79%	+9.81%	+10.34%

Comparative Indices‡

	1 Year	3 Years	5 Years	10 Years
Lipper High Yield Bond Index†	+4.75%	+5.81%	+9.46%	+10.35%
Lehman Brothers High Yield Bond Index#	+2.74%	+5.45%	+9.20%	+10.68%

‡Average annual rates of return.
†Source: Lipper Analytical Services, Inc.
#Source: Standard & Poor's Micropal, Inc.

International Growth and Income Series[1]

(For the period from the commencement of the Series' investment operations, October 2, 1995, through December 31, 1999. Index information is from October 1, 1995.)


$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$19,401
$17,314
$16,135
10/95
12/95
12/96
12/97
12/98
12/99
Lipper International Portfolio Index
MSCI EAFE Index
International Growth and Income Series

Average Annual and Cumulative Total Rates of Return through December 31, 1999

	1 Year	3 Years	Life*
Cumulative Total Return	+17.20%	+51.93%	+61.35%
Average Annual Total Return	+17.20%	+14.96%	+11.92%

Comparative Indices‡

	1 Year	3 Years	Life*
Lipper International Portfolios Index†	+37.83%	+18.53%	+16.88%
MSCI EAFE Index#	+27.30%	+16.06%	+13.79%

*For the period from the commencement of the Series' investment operations, October 2, 1995, through December 31, 1999. Index information is from October 1, 1995.
‡Average annual rates of return.
†Source: Lipper Analytical Services, Inc.
#Source: Standard & Poor's Micropal, Inc.

Strategic Income Series[1]

(For the period from the commencement of the Series' investment operations, May 6, 1998, through December 31, 1999. Index information is from May 1, 1998.)


$12,000
$11,000
$10,000
$9,000
5/98
12/98
12/99
$10,780
$10,503
$10,499
$10,010
$9,984

Salomon Brothers World Government Bond Index
Strategic Income Series
Lehman Brothers Government/Corporate Bond Index
Credit Suisse First Boston High Yield Index
Lehman Brothers High Yield Bond Index

Average Annual and Cumulative Total Rates of Return through December 31, 1999

	1 Year	Life*
Cumulative Total Return	+4.61%	+5.03%
Average Annual Total Return	+4.61%	+3.01%

Comparative Indices‡

	1 Year	Life*
Average multisector income portfolio†	+2.60%	+0.47%
Credit Suisse First Boston High Yield Index#**	+3.28%	+0.06%
Lehman Brothers Government/Corporate Bond Index#	–2.15%	+2.97%
Lehman Brothers High Yield Bond Index#	+2.74%	–0.10%
Salomon Brothers World Government Bond Index#	–4.27%	+4.61%

*For the period from the commencement of the Series' investment operations, May 6, 1998, through December 31, 1999. Index information is from May 1, 1998.
‡Average annual rates of return.
†Source: Lipper Analytical Services, Inc.
#Source: Standard & Poor's Micropal, Inc.
**Effective December 31, 1998, the Credit Suisse First Boston High Yield Index was replaced by the Lehman Brothers High Yield Bond Index as a benchmark. We believe the Lehman Brothers High Yield Index better reflects the Series' investment policies and objectives.

Zero Coupon Series, Portfolio 2000

(For the 10-year period ended December 31, 1999)


$25,000
$20,000
$15,000
$10,000
12/89
12/91
12/93
12/95
12/97
12/99
$21,414
$21,316
$16,405

Merrill Lynch 7–10 Year Treasury Index†
Zero Coupon Series, Portfolio 2000
T-Bill 6 Month Index

Average Annual and Cumulative Total Rates of Return through December 31, 1999

	1 Year	3 Years	5 Years	10 Years
Cumulative Total Return	+2.87%	+18.06%	+44.24%	+113.16%
Average Annual Total Return	+2.87%	+5.69%	+7.60%	+7.86%

Comparative Indices‡

	1 Year	3 Years	5 Years	10 Years
Merrill Lynch Seven-to-Ten-Year Treasury Index†*	–5.17%	+5.60%	+7.98%	+7.91%
T-Bill 6 Month Index#	+4.84%	+5.04%	+5.20%	+5.07%

‡Average annual rates of return.
†Source: Standard and Poor's Micropal, Inc.
#Source: Lipper Analytical Services, Inc.
*Effective December 31, 1999, the Merrill Lynch Seven-to-Ten-Year Treasury Index was replaced by the T-Bill 6 Month Index as a benchmark. We believe the T-Bill 6 Month Index better reflects the Series' investment objectives and policies.

[1] Investments in foreign and emerging market securities may provide superior returns but also involve greater risk than U.S. investments. Investments in foreign and emerging market securities may be favorably or unfavorably affected by changes in interest rates and currency exchange rates, market conditions, and the economic and political conditions of the countries where investments are made. These risks may increase unit price volatility. See the prospectus for details.

[2] Government guarantees apply to individual securities only and not to prices and yields of units in a managed portfolio. See the prospectus for details.

[3] Lower-rated securities may provide greater returns, but they are also associated with greater-than-average risk. These risks may increase unit price volatility. See the prospectus for details.

NOTES TO PERFORMANCE SUMMARY

All results are historical and assume the reinvestment of dividends and capital gains. **Investment return and principal value will fluctuate, and units, when redeemed, may be worth more or less than their original cost. More recent returns may be more or less than those shown. Past performance is no guarantee of future results.** Performance results reflect any applicable expense subsidies and waivers, without which the results would have been less favorable. Subsidies and waivers may be rescinded at any time. See the prospectus for details.

Returns shown do not reflect the deduction of the mortality and expense risk charges and administration fees. Please refer to the annuity product's annual report for performance that reflects the deduction of the fees and charges imposed by insurance company separate accounts.

Portfolio of Investments — December 31, 1999

Bond Series

Bonds — 96.5%

Issuer	Principal Amount (000 Omitted)	Value
U.S. Bonds — 86.5%		
Aerospace — 1.1%		
Raytheon Co., 6.3s, 2005	$ 363	$ 342,505
Raytheon Co., 6.5s, 2005	191	180,870
Raytheon Co., 7.2s, 2027	48	42,796
		$ 566,171
Airlines — 1.6%		
American Airlines Pass Through Trust, 7.024s, 2009	$ 213	$ 206,879
Atlas Air, Inc., 7.2s, 2019	95	86,352
Continental Airlines Pass-Through Trust, Inc., 6.545s, 2019	200	181,694
Delta Airlines, Inc., 6.65s, 2004	263	251,720
Northwest Airlines, Inc., 7.575s, 2019	107	102,172
		$ 828,817
Apparel and Textiles		
Jones Apparel Group, Inc., 6.25s, 2001	$ 5	$ 4,881
Automotive — 6.5%		
DaimlerChrysler NA Holdings Co., 6.63s, 2001	$1,030	$ 1,025,478
Federal Mogul Corp., 7.5s, 2004	290	274,424
Ford Motor Co., 7.45s, 2031	329	316,511
Ford Motor Credit Co., 5.75s, 2004	250	237,342
Ford Motor Credit Co., 6.7s, 2004	501	490,354
Ford Motor Credit Co., 5.8s, 2009	28	24,816
Ford Motor Credit Co., 7.375s, 2009	456	450,186
General Motors Acceptance Corp., 6.75s, 2002	600	595,440
		$ 3,414,551
Banks and Credit Companies — 10.3%		
Aristar, Inc., 7.375s, 2004	$1,000	$ 995,220
Associates Corp., 5.75s, 2003	500	476,905
Bank United Houston Texas MTBN, 8s, 2009	316	290,186
Capital One Financial Corp., 7.25s, 2003	413	401,265
Chase Manhattan Corp., 6.75s, 2004	259	263,232
General Motors Acceptance Corp., 5.95s, 2003	133	128,291
GS Escrow Corp., 6.75s, 2001	49	47,228
GS Escrow Corp., 7.125s, 2005	160	142,862
Lehman Brothers Holdings, Inc., 6.375s, 2001	115	114,028
MBNA, 6.875s, 2004	339	327,667
Morgan Stanley Capital I, Inc., 6.01s, 2030	212	201,229
Morgan Stanley Group, Inc., 7.125s, 2003	1,000	999,210
Natexis AMBS Co. LLC, 8.44s, 2049##	254	238,582
Providian Capital I, 9.525s, 2027##	71	60,168
Riggs National Corp., 9.65s, 2009	250	263,330
Socgen Real Estate Co., 7.64s, 2049##	467	421,426
		$ 5,370,829
Building — 0.9%		
Building Materials Corp. America, 8s, 2008	$ 510	$ 461,550
Chemicals — 1.2%		
Lyondell Chemical Co., 9.625s, 2007	$ 570	$ 582,825
Lyondell Chemical Co., 9.875s, 2007	62	63,550
		$ 646,375

Issuer	Principal Amount (000 Omitted)	Value
U.S. Bonds — continued		
Computer Software — Services — 0.1%		
Unisys Corp., 12s, 2003	$ 44	$ 46,860
Consumer Goods and Services — 0.3%		
Protection One Alarm Monitoring, 7.375s, 2005	$ 62	$ 48,980
RJ Reynolds Tobacco Holdings, Inc., 7.75s, 2006	98	86,600
		$ 135,580
Containers — 0.1%		
Owens-Illinois, Inc., 8.1s, 2007	$ 46	$ 43,464
Corporate Asset Backed — 0.4%		
Amresco Residential Securities Mortgage Loan, 5.94s, 2015	$ 91	$ 89,606
Contimortgage Home Equity Loan Trust, 6.19s, 2014	125	122,304
		$ 211,910
Entertainment — 3.7%		
Park Place Entertainment, 8.5s, 2006	$ 597	$ 590,743
Time Warner Entertainment Co. LP, 8.375s, 2033	687	712,412
Time Warner, Inc., 10.15s, 2012	515	603,359
		$ 1,906,514
Food and Beverage Products — 0.9%		
Coca Cola Bottling Co., 6.375s, 2009	$ 206	$ 183,163
J Seagram & Sons, Inc., 7.5s, 2018	212	200,866
J Seagram & Sons, Inc., 7.6s, 2028	78	73,450
		$ 457,479
Forest and Paper Products — 4.2%		
Georgia Pacific Corp., 9.95s, 2002	$ 676	$ 713,119
Georgia Pacific Corp., 7.7s, 2015	500	482,090
Georgia Pacific Corp., 7.75s, 2029	963	917,681
Riverwood International Corp., 10.25s, 2006	60	60,900
		$ 2,173,790
Gaming and Hotels — 0.6%		
Harrahs Operating Inc., 7.5s, 2009	$ 363	$ 338,933
Gas — 1.3%		
Northern Natural Gas Co. Delaware, 7s, 2011##	$ 741	$ 692,050
Government National Mortgage Association — 8.1%		
GNMA, 7s, 2028	$ 229	$ 221,554
GNMA, 7.5s, 2026	296	292,843
GNMA, 8s, 2022 – 2029	2,323	2,348,577
GNMA TBA, 7s, 2027 – 2028	666	643,115
GNMA TBA, 7.5s, 2027	709	700,909
		$ 4,206,998
Insurance — 1.4%		
Aflac, Inc., 6.5s, 2009	$ 209	$ 191,208
Conseco Finance Corp., 10.25s, 2002	132	136,893
Conseco, Inc., 6.4s, 2001	3	2,925
Conseco, Inc., 6.4s, 2003	330	315,480
Conseco, Inc., 9s, 2006	107	110,264
		$ 756,770
Media — 0.3%		
Belo Ah Corp., 7.75s, 2027	$ 158	$ 150,367

Bonds — continued

Issuer	Principal Amount (000 Omitted)	Value
U.S. Bonds — continued		
Oil Services — 0.6%		
McDermott, Inc., 9.375s, 2002	$ 319	$ 318,805
Oils — 1.4%		
Occidental Petroleum Corp., 6.75s, 2002	$ 176	$ 172,825
Occidental Petroleum Corp., 6.4s, 2003	173	166,796
Phillips Petroleum Co., 7s, 2029	452	407,474
		$ 747,095
Railroads — 0.5%		
Union Pacific Corp., 6.34s, 2003	$ 256	$ 246,979
Retail — 1.2%		
J.Crew Operating Corp., 10.375s, 2007	$ 150	$ 127,500
K Mart Corp., 8.375s, 2004	306	304,470
Kohls Corp., 7.25s, 2029	209	191,116
		$ 623,086
Steel — 0.6%		
USX Corp., 6.65s, 2006	$ 327	$ 310,251
Stores — 0.8%		
Rite Aid Corp., 6s, 2003##	$ 136	$ 93,840
Rite Aid Corp., 7.125s, 2007	84	63,840
Saks, Inc., 7.25s, 2004	256	243,699
		$ 401,379
Supermarkets — 1.3%		
Safeway, Inc., 5.875s, 2001	$ 700	$ 683,669
Telecommunications — 7.9%		
Cable & Wireless Communications, 6.75s, 2008	$ 458	$ 450,791
Cable & Wireless Optus Limited, 8.125s, 2009##	129	128,031
Charter Communications Holdings, 8.25s, 2007	500	465,000
Comcast Corp., 9.125s, 2006	105	106,927
Global Crossings Holdings Ltd., 9.625s, 2008	649	647,377
Lear Corp., 7.96s, 2005##	595	572,835
Qwest Communications International, Inc., 7.5s, 2008	50	48,609
Sprint Capital Corp., 6.5s, 2001	500	495,730
Sprint Capital Corp., 6.9s, 2019	465	422,908
Sprint Capital Corp., 6.875s, 2028	266	236,397
TCI Communications Financing III, 9.65s, 2027	425	467,237
Telecom De Puerto Rico, Inc., 6.65s, 2006	72	67,896
		$ 4,109,738
U.S. Federal Agencies — 3.5%		
Federal Home Loan Bank, 5.7s, 2009	$ 725	$ 658,619
Federal National Mortgage Assn., 6.625s, 2009	615	597,319
Federal National Mortgage Assn., 6.5s, 2028	594	559,427
		$ 1,815,365
U.S. Treasury Obligations — 15.5%		
U.S. Treasury Bonds, 9.875s, 2015	$1,397	$ 1,806,936
U.S. Treasury Bonds, 5.25s, 2028	1,760	1,449,800
U.S. Treasury Bonds, 5.25s, 2029	2,445	2,021,697
U.S. Treasury Notes, 5.25s, 2004	315	301,760
U.S. Treasury Notes, 5.875s, 2004	648	635,345
U.S. Treasury Notes, 7.875s, 2004	920	972,753

Issuer	Principal Amount (000 Omitted)	Value
U.S. Bonds — continued		
U.S. Treasury Obligations — continued		
U.S. Treasury Notes, 6s, 2009	$ 949	$ 919,343
		$ 8,107,634
Utilities — Electric — 9.1%		
Beaver Valley Funding Corp. II, 9s, 2017	$ 326	$ 322,704
Cleveland Electric Illuminating Co., 9s, 2023	304	319,063
CMS Energy Corp., 8.375s, 2003	453	442,808
Commonwealth Edison Co., 8.5s, 2022	82	85,112
Connecticut Light & Power Co., 7.875s, 2001-2004	151	152,226
El Paso Electric Co., 8.25s, 2003	1,000	1,017,770
El Paso Electric Co., 8.9s, 2006	158	164,372
Entergy Mississippi, Inc., 6.2s, 2004	124	117,039
GGIB Funding Corp., 7.43s, 2011	15	14,903
Gulf States Utilities Co., 8.21s, 2002	151	152,288
Long Island Lighting Co., 8.2s, 2023	176	171,626
Niagara Mohawk Power Corp. 0s to 2003, 8.5s to 2010	639	476,349
Niagara Mohawk Power Corp., 7.375s, 2003	378	376,400
Northeast Utilities, 8.58s, 2006	7	7,138
RGS Aegco Funding Corp., 9.81s, 2022	400	451,078
Salton Sea Funding Corp., 7.84s, 2010	40	38,076
Toledo Edison Co., 7.875s, 2004	236	234,282
Utilicorp United, Inc., 7s, 2004	69	66,636
Waterford 3 Funding Entergy Corp., 8.09s, 2017	162	156,079
		$ 4,765,949
Utilities — Gas — 1.1%		
CE Generation LLC, 7.416s, 2018##	$ 150	$ 141,000
Texas Gas Transmission Corp., 7.25s, 2027	200	181,730
Williams Cos., Inc., 7.625s, 2019	250	240,235
		$ 562,965
Total U.S. Bonds		$45,106,804

Foreign Bonds — 10.0%

Issuer	Principal Amount (000 Omitted)	Value
Argentina — 0.9%		
Republic of Argentina, 0s, 2001	$ 533	$ 473,037
Brazil — 0.4%		
Federal Republic of Brazil, 11.625s, 2004	$ 95	$ 94,668
Federal Republic of Brazil, 7s, 2009	130	104,650
		$ 199,318
Canada — 1.5%		
AT&T Canada, Inc., 7.65s, 2006 (Telecommunications)	$ 538	$ 536,655
Province of Quebec, 7.5s, 2029	254	246,220
		$ 782,875
Chile — 0.4%		
Enersis S.A., 7.4s, 2016 (Utilities — Electric)	$ 240	$ 204,528
Finland — 0.2%		
UPM-Kymmene Corp., 7.45s, 2027 (Forest and Paper Products)##	$ 80	$ 72,518
Israel — 2.2%		
Israel Electric Corporation Limited, 8.25s, 2009 (Utilities — Electric)##	$1,166	$ 1,162,339

Bonds — continued

Issuer	Principal Amount (000 Omitted)	Value
Foreign Bonds — continued		
Mexico — 0.4%		
Nuevo Grupo Isuacell S.A., 14.25s, 2006 (Telecommunications)##	$100	$ 104,000
United Mexican States, 10.375s, 2009	85	90,100
United Mexican States, 11.5s, 2026	25	29,782
		$ 223,882
Netherlands — 0.5%		
Cellco Finance N.V. Turkcell, 12.75s, 2005 (Industrial)##	$100	$ 103,000
Hermes Europe Railtel BV, 10.375s, 2009 (Telecommunications)	150	148,500
		$ 251,500
Philippines — 0.1%		
Republic of Philippines, 9.875s, 2019	$ 71	$ 70,113
South Korea — 1.0%		
Export-Import Bank Korea, 7.1s, 2007 (Banks and Credit Cos.)	$337	$ 331,237
Korea Developmental Bank, 6.625s, 2003 (Banks and Credit Cos.)	219	207,503
		$ 538,740
Sweden — 0.9%		
AB Spintab, 6.8s, 2049 (Banks and Credit Cos.)##	$465	$ 448,591
United Kingdom — 1.5%		
Abbey National PLC, 6.7s, 2049 (Banks and Credit Cos.)	$441	$ 397,698
British Sky Broadcasting Group, 6.875s, 2009 (Telecommunications)	208	182,728
British Sky Broadcasting Group, 8.2s, 2009 (Telecommunications)##	$200	191,836
		$ 772,262
Total Foreign Bonds		$ 5,199,703
Total Bonds (Identified Cost, $52,100,195)		$50,306,507

Municipal Bonds — 1.9%

Issuer	Principal Amount (000 Omitted)	Value
Jefferson County, AL Sewer Revenue, 5.375s, 2036	$380	$ 335,517
Massachusetts Turnpike Authority, 5s, 2037	50	40,903
Minneapolis & St. Paul, MN Metropolitan, 5s, 2030	390	324,741
New York City, NY Municipal Water Finance, 5.5s, 2024	305	282,973
Total Municipal Bonds (Identified Cost, $1,010,501)		$ 984,134

Short-Term Obligations

Issuer	Principal Amount (000 Omitted)	Value
Federal Home Loan Mortgage, due 1/03/00 at Amortized Cost	$ 10	$ 9,999
Total Investments (Identified Cost, $53,120,695)		$51,300,640

Other Assets, Less Liabilities — 1.6%

Other Assets, Less Liabilities — 1.6%		840,769
Net Assets — 100.0%		$52,141,409

See portfolio footnotes and notes to financial statements.

Emerging Markets Equity Series

Stocks — 97.4%

Issuer	Shares	Value
Foreign Stocks — 96.6%		
Argentina — 0.1%		
Banco de Galicia y Buenos Aires S.A. de C.V., ADR (Banks and Credit Cos.)	1,800	$ 35,662
Brazil — 7.7%		
Aracruz Celulose S.A. (Forest and Paper Products)	6,300	$ 165,375
Banco Itau S.A. (Banks and Credit Cos.)	1,710,000	146,923
Caemi Mineracao e Metalurgica S.A. (Minerals)	1,368,000	98,498
Cia Brasileira de Distribuicao Grupo Pao de Acucar, ADR (Supermarkets)	6,000	193,875
Companhia Cervejaria Brahma, ADR (Beverages)	2,500	35,000
Companhia Vale do Rio Doce, Preferred (Mining)	3,850	106,707
Companhia Vale Rio Doce, ADR (Steel)	8,700	241,164
Petroleo Brasileiro S.A. (Oils)	7,900	201,450
Petroleo Brasileiro S.A., Preferred (Oils)	2,821,000	719,324
Tele Centro Sul Participacoes S.A. (Telecommunications)*	14,893,683	160,165
Tele Centro Sul Participacoes S.A., ADR (Telecommunications)	900	81,675
Tele Centro Sul Participacoes S.A., Preferred (Telecommunications)	7,915,000	144,743
Telemig Celular Participacoes S.A., ADR (Telecommunications)	1,800	83,137
Telesp Participacoes S.A. (Telecommunications)	4,100	100,194
Telesp Participacoes S.A., Preferred (Telecommunications)	10,255	248,985
Unibanco S.A. (Banks and Credit Cos.)	3,040,000	202,217
		$ 2,929,432
Chile — 0.5%		
Distribucion y Servicio D&S S.A., ADR (Supermarkets)	8,650	$ 168,675
China — 3.6%		
China Telecom Hong Kong Ltd. (Telecommunications)*	10,800	$ 1,388,475
Colombia — 0.1%		
Bancolombia S.A. (Banks and Credit Cos.)	7,600	$ 35,150
Czechoslovakia — 0.5%		
Cesky Telecom A.S., GDR (Telecommunications)*	11,900	$ 191,590
Egypt — 0.5%		
Egypt Mobile Phone (Utilities — Telephone)*	4,500	$ 206,431
Estonia — 0.5%		
AS Eesti Telekom (Telecommunications)	8,915	$ 181,420
Greece — 4.8%		
Alpha Credit Bank (Banks and Credit Cos.)	5,040	$ 394,829
Antenna TV S.A., ADR (Broadcasting)*	15,400	263,725

Stocks — continued

Issuer	Shares	Value
Foreign Stocks — continued		
Greece — continued		
Athens Medical Center, GDR (Medical and Health Technology and Services)	1,800	$ 93,229
Commercial Bank of Greece (Banks and Credit Cos.)	404	30,847
Hellenic Telecommunication Organization S.A., GDR (Telecommunications)	28,460	674,247
National Bank of Greece, GDR (Banks and Credit Cos.)	2,640	194,645
Panafon Hellenic Telecom S.A. (Telecommunications)	14,020	188,332
		$ 1,839,854
Hong Kong — 2.7%		
China Telecom Ltd. (Telecommunications)	46,000	$ 287,019
Hutchison Whampoa Ltd. (Conglomerate)	19,000	276,213
I-CABLE Communications Ltd. (Telecommunications and Cable)*	75,000	101,795
Li & Fung Ltd. (Consumer Goods and Services)*	144,000	361,250
		$ 1,026,277
Hungary — 2.4%		
Magyar Tavkozlesi Rt., ADR (Telecommunications)	19,555	$ 703,980
Mol Magyar Olaj Es Gazipari KT, GDR (Oils)##	2,810	58,026
OTP Bank Rt. (Banks and Credit Cos.)	1,265	74,113
Richter Gedeon Rt. (Pharmaceuticals)	510	33,565
Richter Gedeon Rt. GDR (Pharmaceuticals)	610	39,803
		$ 909,487
India — 6.5%		
ICICI Ltd.* (Banks and Credit Cos.)	26,300	$ 364,913
Infosys Technologies Ltd. (Computer Software)	3,400	1,122,000
Ranbaxy Labs (Medical Technology)	1,000	22,100
Ranbaxy Laboratories Ltd. (Medical Technology)	10,500	227,850
Satyam Infoway Ltd.* (Computer Software)	700	108,500
Videsh Sanchar Nigam Ltd., GDR (Telecommunications)##	25,580	625,431
		$ 2,470,794
Indonesia — 0.6%		
H M Sampoerna Tbk (Tobacco)	90,000	$ 229,355
Israel — 1.8%		
ECI Telecom Ltd. (Telecommunications)	3,901	$ 123,369
Partner Communications Co. Ltd., ADR (Cellular Telephones)##	21,900	566,663
		$ 690,032
Malaysia — 2.4%		
Malayan Banking Berhad (Banks and Credit Cos.)	44,000	$ 148,500
Malaysian Pacific Industries Berhad (Electronics)	40,000	245,000

Issuer	Shares	Value
Foreign Stocks — continued		
Malaysia — continued		
Resorts World Berhad (Entertainment)	57,000	$ 155,325
Sime Darby Berhad (Holding Company)	129,000	155,445
Telekom Malaysia Berhad (Telecommunications)	52,000	191,100
		$ 895,370
Mexico — 11.3%		
Cemex S.A. (Construction)*	6,268	$ 174,720
Cifra S.A. de C.V. (Retail)*	121,580	244,059
Cifra S.A. de C.V., ADR (Retail)*	2,800	56,364
Coca-Cola Femsa S.A., ADR (Beverages)	14,900	261,681
Fomento Economico Mexicano (Beverages)	6,400	284,800
Grupo Continential, S.A. (Food and Beverage Products)	50,100	73,046
Grupo Financiero Banorte S.A. de C.V. (Finance)*	68,300	103,190
Grupo Mexico, S.A. (Metals)	28,200	139,883
Grupo Modelo S.A. de C.V. (Brewery)	154,200	423,582
Grupo Television S.A. de C.V., GDR (Entertainment)*	3,000	204,750
Kimberly-Clark de Mexico S.A. de C.V. (Forest and Paper Products)	126,100	492,942
Nuevo Grupo Iusacell S.A. de C.V., ADR (Telecommunications)*	4,500	67,219
Organiz Soriana S.A., “B” (General Merchandise)*	58,300	267,940
Pan American Beverage (Food and Beverage Products)	10,700	220,019
Telefonos de Mexico S.A. (Utilities — Telephone)	228,100	1,277,263
Tubos de Acero de Mexico S.A. (Steel)	2,500	33,906
		$ 4,325,364
Philippines — 3.9%		
Bank of Philippine Islands (Banks and Credit Cos.)	117,600	$ 339,343
Metro Bank & Trust Co. (Banks and Credit Cos.)	51,100	368,632
Philippine Long Distance Telephone Co., ADR (Utilities — Telephone)	16,800	428,358
SM Prime Holding, Inc. (Real Estate)	1,864,000	352,398
		$ 1,488,731
Poland — 1.2%		
Agora S.A. (Entertainment)*##	9,811	$ 144,712
Bank Rozwoju Eksportu S.A. (Banks and Credit Cos.)	3,620	114,823
Polski Koncern Naftowy S.A., GDR (Oils)*##	15,500	189,875
		$ 449,410
Singapore — 4.1%		
Datacraft Asia Ltd. (Telecommunications)	82,000	$ 680,600
DBS Group Holdings Ltd. (Financial Services)*	15,608	255,915
Natsteel Electronics Ltd. (Electronics)	84,000	443,964
Oversea-Chinese Banking Corp. Ltd. (Banks and Credit Cos.)	20,000	183,784
		$ 1,564,263

Stocks — continued

Issuer	Shares	Value
Foreign Stocks — continued		
South Africa — 6.9%		
Anglo American Corp. (Finance)	5,193	$ 334,379
De Beers Centenary AG (Diamonds — Precious Stones) . . .	10,024	291,755
De Beers Consolidated Mines Ltd. (Mining)	2,600	75,237
Dimension Data Holdings Ltd. (Finance)	57,155	358,729
Imperial Holdings Ltd. (Conglomerate)*	24,923	272,735
Liberty Life Association of Africa Ltd. (Insurance)	18,153	209,571
Nedcor Ltd. (Banks and Credit Cos.)*	11,349	252,815
Sasol Ltd. (Oils)	43,840	369,967
South African Breweries Ltd. (Brewery)	33,086	336,778
South African Breweries Ltd., ADR (Brewery)	12,200	123,083
		$2,625,049
South Korea — 12.6%		
Korea Thrunet Co. Ltd., “A” (Internet)*	700	$ 47,512
Housing & Commercial Bank of Korea (Banks and Credit Cos.)	17,700	561,410
Hyundai Electronics Industries Co. (Electronics)	11,500	244,185
Hyundai Indl & Dev	5,673	41,985
Hyundai Merchant Marine (Transportation — Marine)	1,585	10,348
Hyundai Motor Company* (Automotive)	7,460	77,957
Kookmin Bank (Banks and Credit Cos.)	20,514	321,717
Korea Telecom Corp. (Telecommunications)	15,650	1,169,838
L.G. Chemicals (Chemicals)	8,020	253,672
Pohang Iron & Steel Co. Ltd. (Construction)	4,650	511,090
Pohang Iron & Steel Co. Ltd., ADR (Construction)	1,850	64,750
Samsung Corp. (Electronics)	16,800	251,630
Samsung Electronics (Electronics) . .	4,630	1,085,093
Samsung Securities Co. Ltd. (Finance)	3,587	108,716
Sk Corp.	1,559	47,251
		$4,797,154
Spain — 1.3%		
Repsol S.A., ADR (Oil Services)	12,100	$ 281,325
Terra Networks, S.A. (Internet)*	3,600	196,687
		$ 478,012
Switzerland — 0.7%		
Compagnie Financiere Richemont AG (Conglomerate)	110	$ 262,612
Taiwan — 13.3%		
Acer (Consumer Goods)	35,600	$ 498,400
Advanced Semiconducor, Inc., GDR (Electronics)	22,900	439,680
ASE Test Ltd. (Electronics)*	20,900	509,437
Far Eastern Textile Ltd., GDR (Textiles)*	7,500	177,375
Fubon Insurance Co., GDR (Insurance)	19,800	161,370
Ritek Corp. (Computer — Software Systems)##	9,500	106,400

Issuer	Shares	Value
Foreign Stocks — continued		
Taiwan — continued		
R.O.C. Taiwan Fund* (Financial Services)	42,300	$ 356,906
Taipei Fund (Finance)*	160	1,601,120
Taiwan Semiconductor Manufacturing Co. Ltd., ADR (Electronics)	27,800	1,251,000
		$ 5,101,688
Thailand — 2.4%		
Thai Farmers Bank (Banks and Credit Cos.)	114,000	$ 191,316
Total Access Communications Public Co., Ltd., ADR (Telecommunications)*	183,000	721,020
		$ 912,336
Turkey — 2.2%		
Yapi ve Kredi Bankasi (Banks and Credit Cos.)	27,587,740	$ 852,416
United Kingdom — 1.5%		
Anglo American PLC, ADR (Metals) .	1,100	$ 71,638
Antofagasta Holdings PLC (Minerals)	13,200	91,622
Coca-Cola Beverages PLC (Beverages)	161,300	307,237
Standard Chartered PLC (Banks and Credit Cos.)*	6,800	108,119
		$ 578,616
Venezuela — 0.5%		
Ca la Electricidad de Caracas, ADR (Utilities — Electric)	5,500	$ 85,250
Mavesa S.A. (Consumer Goods and Services)	39,100	119,744
		$ 204,994
Total Foreign Stocks		$36,838,649
U.S. Stocks — 0.8%		
Firstcom Corp. (Telecommunications)*	7,800	$ 286,650
Total Stocks (Identified Cost, $30,705,619)		$37,125,299

Warrants

Issuer	Shares	Value
Cemex S.A., ADR (Construction)*, (Identified Cost, $1,209)	691	$ 2,850

Short-Term Obligations — 1.9%

Issuer	Principal Amount (000 Omitted)	Value
Federal Home Loan Mortgage Corp., due 1/03/00, at Amortized Cost . . .	$735	$ 734,939
Total Investments (Identified Cost, $31,441,767)		$37,863,088

Other Assets, Less Liabilities — 0.7%

Other Assets, Less Liabilities — 0.7%		275,828
Net Assets — 100.0%		$38,138,916

See portfolio footnotes and notes to financial statements.

Portfolio of Investments — December 31, 1999

Global Asset Allocation Series

Stocks — 60.2%

Issuer	Shares	Value
Foreign Stocks — 34.9%		
Australia — 0.8%		
QBE Insurance Group Ltd. (Insurance)*	226,955	$ 1,053,359
Bermuda — 0.3%		
Global Crossing Ltd. (Telecommunications)*	6,800	$ 340,000
Canada — 1.4%		
Abitibi-Consolidated, Inc. (Forest and Paper Products)	9,190	$ 109,131
BCE, Inc. (Telecommunications)	2,610	235,389
BCE, Inc. (Telecommunications)	6,200	561,283
Canadian National Railway Co. (Railroads)	32,500	855,156
		$ 1,760,959
Finland — 1.6%		
Helsingin Puhelin Oyj (Telecommunications)	14,400	$ 1,199,335
Nokia Corp., ADR (Telecommunications)	4,180	794,200
		$ 1,993,535
France — 5.1%		
Aventis S.A. (Pharmaceuticals)	5,720	$ 332,387
Bouygues S.A. (Telecommunications)	620	393,998
Castorama Dubois Investisse (Stores)	2,700	821,190
Pernod Ricard Co. (Beverages)	9,000	514,830
Sanofi-Synthelabo S.A. (Medical and Health Products)*	19,300	803,527
STMicroelectronics Co. (Electronics)*	3,700	569,374
Television Francaise (Entertainment)	1,120	586,535
Total S.A., "B" (Oils)	9,075	1,210,975
Union des Assurances Federales S.A. (Insurance)	4,100	481,454
Vivendi (Business Services)	4,500	406,289
Wavecom S.A., ADR (Electronics)*	3,200	303,200
		$ 6,423,759
Germany — 2.8%		
Henkel KGaA, Preferred (Chemicals)	7,550	$ 498,036
Mannesmann AG (Conglomerate)	12,090	2,916,114
Wella AG, Preferred (Consumer Goods and Services)	1,776	39,349
		$ 3,453,499
Greece — 0.5%		
Hellenic Telecommunication Organization S.A., GDR (Telecommunications)	23,888	$ 565,932
Israel — 0.2%		
Partner Communications Co. Ltd., ADR (Cellular Telephones)	11,615	$ 300,538
Italy — 1.5%		
Telecom Italia Mobile S.p.A. (Telecommunications)	64,090	$ 715,805
Telecom Italia Mobile S.p.A., Saving Shares (Telecommunications)	245,900	1,171,365
		$ 1,887,170
Japan — 6.9%		
Canon, Inc. (Special Products and Services)	30,000	$ 1,192,014

Issuer	Shares	Value
Foreign Stocks — continued		
Japan — continued		
Daiwa Securities Group, Inc. (Banks and Credit Cos.)	15,000	$ 234,733
Fujitsu Ltd. (Computer Hardware — Systems)	9,000	410,452
Hitachi Ltd. (Electronics)	102,000	1,637,111
Nippon Telegraph & Telephone Co. (Utilities — Telephone)	58	993,345
NTT Mobile Communications Network, Inc. (Telecommunications)	71	2,730,769
Sony Corp. (Electronics)	3,000	889,607
Toshiba Corp. (Electronics)	70,000	534,351
		$ 8,622,382
Netherlands — 2.3%		
Akzo Nobel N.V. (Chemicals)	17,800	$ 892,734
Fox Kids Europe N.V. (Telecommunications)*	2,070	26,476
ING Groep N.V. (Financial Services)*	16,557	999,473
Koninklijke KPN N.V. (Telecommunications)*	4,200	409,869
Libertel N.V. (Cellular Telephones)*	21,230	555,899
		$ 2,884,451
Norway — 0.4%		
Storebrand ASA (Insurance)	63,700	$ 485,409
Portugal — 1.0%		
Banco Pinto & Sotto Mayor S.A. (Banks and Credit Cos.)	35,004	$ 750,174
PT Multimedia SGPS S.A. (Conglomerate)*	610	34,691
Telecel — Comunicacoes Pessoais, S.A. (Telecommunications)	28,000	488,121
		$ 1,272,986
Singapore — 1.0%		
Chartered Semiconductor Manufacturing Co., ADR (Electronics)*	4,370	$ 319,010
DBS Group Holdings Ltd. (Financial Services)*	30,097	493,483
Overseas Union Bank Ltd. (Banks and Credit Cos.)	76,248	446,497
		$ 1,258,990
Spain — 0.6%		
Repsol S.A. (Oils)	24,300	$ 563,357
Terra Networks, S.A. (Internet)*	3,090	168,823
		$ 732,180
Sweden — 1.3%		
Ericsson LM, ADR (Telecommunications)	6,540	$ 429,597
Saab AB, "B" (Aerospace)	128,700	1,242,307
		$ 1,671,904
Switzerland — 0.5%		
Nestle S.A. (Food and Beverages)	310	$ 568,116
United Kingdom — 6.7%		
AstraZeneca Group PLC (Medical and Health Products)	25,958	$ 1,100,045
BP Amoco PLC (Oils)	45,222	456,175
BP Amoco PLC, ADR (Oils)	1,500	88,969
British Aerospace PLC (Aerospace)*	101,073	664,028
British Telecommunications PLC (Telecommunications)*	68,021	1,646,992
Cable & Wireless Communications PLC (Telecommunications)	151,100	2,158,833

Portfolio of Investments — continued

Stocks — continued

Issuer	Shares	Value
Foreign Stocks — continued		
United Kingdom — continued		
Cable & Wireless Communications PLC, ADR (Telecommunications)	28,100	$ 481,713
CGU PLC (Insurance)*	48,300	778,879
NDS Group PLC, ADR (Internet)*	90	2,745
Next PLC (Stores)	59,200	567,630
Thus PLC (Internet)*	11,970	75,549
Tomkins PLC (Conglomerate)	108,500	353,784
		$ 8,375,342
Total Foreign Stocks		$ 43,650,511
U.S. Stocks — 25.3%		
Advertising — 0.3%		
Young & Rubicam, Inc.	6,030	$ 426,622
Automotive — 0.1%		
Harley-Davidson, Inc.	1,500	$ 96,094
Banks and Credit Companies — 0.3%		
Providian Financial Corp.	3,680	$ 335,110
Broadcasting — 0.1%		
Radio One, Inc.*	200	$ 18,400
Spanish Broadcasting Systems, Inc.*	2,750	110,688
		$ 129,088
Business Machines — 0.7%		
Sun Microsystems, Inc.*	10,400	$ 805,350
Business Services — 0.2%		
Bea Systems, Inc.*	600	$ 41,962
Finisar Corp.*	50	4,494
First Data Corp.	4,070	200,702
Official Payments Corp.*	60	3,120
		$ 250,278
Cellular Telephones — 0.5%		
Sprint Corp. (PCS Group)*	6,000	$ 615,000
TeleCorp PCS, Inc.*	70	2,660
Tritel Inc.*	50	1,584
		$ 619,244
Communication Services — 0.1%		
Ancor Communications, Inc.*	2,220	$ 150,683
Computer Software — Services — 2.0%		
America Online, Inc.*	5,620	$ 423,959
Digimarc Corp.*	1,580	79,000
eBenX, Inc.*	20	905
EMC Corp.*	5,570	608,522
Informatica Corp.*	50	5,319
McAfee.com Corp.*	70	3,150
Metasolv Software, Inc.*	30	2,453
Microsoft Corp.*	11,610	1,355,467
Ondisplay Inc.*	10	909
VA Linux Systems Inc.*	40	8,265
		$ 2,487,949
Computer Software — Systems — 3.6%		
Agile Software Corp.*	100	$ 21,723
Ariba, Inc.*	100	17,738
BMC Software, Inc.*	8,820	705,049
Cadence Design Systems, Inc.*	8,200	196,800
Computer Associates International, Inc.	5,320	372,067
Compuware Corp.*	15,660	583,335
Comverse Technology, Inc.*	1,450	209,888
Foundry Networks, Inc.*	50	15,084
JNI Corp.*	25	1,650
Keane, Inc.*	1,300	41,275
Open TV Corp.*	50	4,013

Issuer	Shares	Value
U.S. Stocks — continued		
Computer Software — Systems — continued		
Oracle Corp.*	17,405	$ 1,950,448
VERITAS Software Corp.*	2,460	352,087
		$ 4,471,157
Conglomerates — 0.9%		
Sodexho Marriott Services, Inc.	4,220	$ 54,860
Tyco International Ltd.	28,776	1,118,667
		$ 1,173,527
Consumer Goods and Services — 0.4%		
Colgate-Palmolive Co.	3,260	$ 211,900
Galileo International, Inc.	8,610	257,762
		$ 469,662
Electrical Equipment — 0.6%		
General Electric Co.	5,120	$ 792,320
Electronics — 2.0%		
Agilent Technologies, Inc.*	2,010	$ 155,398
Altera Corp.*	3,560	176,442
Analog Devices, Inc.*	6,140	571,020
E Tek Dynamics, Inc.*	700	94,237
Flextronics International Ltd.*	8,320	382,720
Intel Corp.	2,260	186,026
KLA-Tencor Corp.*	400	44,550
Lam Research Corp.*	400	44,625
LSI Logic Corp.*	1,260	85,050
Micron Technology, Inc.*	1,380	107,295
Novellus Systems, Inc.*	2,130	260,992
SCI Systems, Inc.*	2,250	184,922
SDL, Inc.*	590	128,620
Teradyne, Inc.*	700	46,200
Varian Semiconductor Equipment Inc.*	1,800	61,200
Virata Corp.*	20	598
		$ 2,529,895
Entertainment — 2.6%		
CBS Corp.*	6,570	$ 420,069
Clear Channel Communications, Inc.*	5,965	532,376
Comcast Corp., “A”	13,150	664,897
Infinity Broadcasting Corp.*	22,150	801,553
Macromedia, Inc.*	1,100	80,437
Radio Unica Communications Co.*	75	2,166
Time Warner, Inc.	7,750	561,391
Univision Communications, Inc., “A”*	1,360	138,975
		$ 3,201,864
Financial Institutions — 0.8%		
Citigroup, Inc.	6,910	$ 383,937
Goldman Sachs Group, Inc.	2,200	207,212
Morgan Stanley Dean Witter & Co.	2,900	413,975
		$ 1,005,124
Food and Beverage Products — 0.1%		
Keebler Foods Co.*	5,800	$ 163,125
Forest and Paper Products — 0.2%		
Bowater, Inc.	3,670	$ 199,327
Insurance — 0.6%		
American International Group, Inc.	4,615	$ 498,997
Aon Corp.	2,300	92,000
Gallagher (Arthur J.) & Co.	900	58,275
Marsh & McLennan Cos., Inc.	1,000	95,687
		$ 744,959

Stocks — continued

Issuer	Shares	Value
U.S. Stocks — continued		
Internet — 0.7%		
Akamai Technologies, Inc.*	50	$ 16,381
Allaire Corp.*	300	43,894
C Bridge Internet Solutions, Inc.*	20	973
CacheFlow, Inc.*	50	6,534
Cnet, Inc.*	930	52,777
Deltathree.com, Inc.*	30	773
Digital Impact, Inc.*	40	2,005
Digital Insight Corp.*	50	1,819
Ebay, Inc.*	1,200	150,225
Espeed Inc.*	100	3,556
Expedia, Inc.*	40	1,400
Freemarkets Inc.*	10	3,413
Harris Interactive Inc.*	30	392
Internap Network Services Corp.*	125	21,625
Jupiter Communications Inc. (Telecommunications)	25	756
Lifeminders.com, Inc.*	30	1,733
Mediaplex, Inc.*	30	1,883
MedicaLogic, Inc.*	40	840
NextCard, Inc.*	2,500	72,187
Retek, Inc.*	30	2,257
SciQuest.com, Inc.*	30	2,385
VeriSign, Inc.*	2,640	504,075
		$ 891,883
Medical and Health Products — 0.3%		
American Home Products Corp.	6,600	$ 260,288
Pharmacia & Upjohn, Inc.	3,300	148,500
		$ 408,788
Medical and Health Technology and Services — 0.2%		
Health Management Associates, Inc., "A"*	17,410	$ 232,859
Oils — 0.2%		
Conoco, Inc., "A"	6,900	$ 170,775
EOG Resources, Inc.	7,150	125,572
		$ 296,347
Photographic Products		
Polaroid Corp.	1,180	$ 22,199
Restaurants and Lodging — 0.3%		
Cendant Corp.*	8,470	$ 224,984
Wendy's International, Inc.	6,960	143,550
		$ 368,534
Retail — 0.2%		
Tandy Corp.	5,200	$ 255,775
Special Products and Services		
Harmonic Lightwaves, Inc.*	300	$ 28,481
Stores — 1.1%		
Costco Wholesale Corp.*	4,870	$ 444,388
CVS Corp.	9,090	363,032
Office Depot, Inc.*	8,090	88,484
Wal-Mart Stores, Inc.	7,730	534,336
		$ 1,430,240
Supermarkets — 0.5%		
Kroger Co.*	23,320	$ 440,165
Safeway, Inc.*	3,570	126,958
		$ 567,123
Telecommunications — 5.7%		
AES Corp.*	9,500	$ 710,125
Airnet Commerce Corp.*	60	2,183
American Tower Corp., "A"*	1,740	53,179

Issuer	Shares	Value
U.S. Stocks — continued		
Telecommunications — continued		
AT&T Corp.*	4,060	$ 230,405
Bell Atlantic Corp.	2,600	160,063
Cisco Systems, Inc.*	17,580	1,883,257
Corning, Inc.	3,970	511,882
Cox Communications, Inc.*	5,510	283,765
EchoStar Communications, Corp.*	1,100	107,250
Emulex Corporation*	500	56,250
Firstcom Corp.*	2,000	73,500
Global TeleSystems Group, Inc.*	8,020	277,692
iBasis, Inc.*	20	575
Lucent Technologies, Inc.	2,420	181,046
MCI WorldCom, Inc.*	14,400	764,100
Metromedia Fiber Network, Inc., "A"*	440	21,093
Motorola, Inc.	2,940	432,915
Network Solutions, Inc.*	970	211,036
Next Level Communications, Inc.*	30	2,246
Nextel Communications, Inc.*	3,580	369,187
Nortel Networks Corp.	2,390	241,390
NTL, Inc.*	400	49,900
Qwest Communications International, Inc.*	6,380	274,340
Winstar Communications, Inc.*	2,800	210,700
		$ 7,108,079
Total U.S. Stocks		$ 31,661,686
Total Stocks (Identified Cost, $54,909,682)		$ 75,312,197

Bonds — 32.1%

	Principal Amount (000 Omitted)	Bonds Principal
U.S. Bonds — 22.2%		
Building Materials — 1.6%		
American Standard, Inc., 7.375s, 2008	$650	$ 602,875
Building Materials Corp., 8s, 2007	650	591,500
Nortek, Inc., 9.875s, 2004	650	640,250
Williams Scotsman, Inc., 9.875s, 2007	200	193,500
		$ 2,028,125
Consumer Goods and Services — 0.1%		
Kindercare Learning Centers, Inc., 9.5s, 2009	$100	$ 96,250
Container, Forest and Paper Products — 1.2%		
Ball Corp., 8.25s, 2008	$250	$ 241,875
Gaylord Container Corp., 9.75s, 2007	125	117,500
Riverwood International Corp., 10.25s, 2006	650	659,750
Silgan Holdings, Inc., 9s, 2009	500	480,000
		$ 1,499,125
Energy — 0.9%		
Ocean Energy, Inc., 8.875s, 2007	$550	$ 545,875
P&L Coal Holdings Corp., 9.625s, 2008	650	632,125
		$ 1,178,000
Food and Beverage Products — 0.4%		
Borden, Inc., 9.25s, 2019	$530	$ 474,101
Industrial — 0.2%		
IMO Industries, Inc., 11.75s, 2006	$250	$ 266,875
Media — 0.5%		
CSC Holdings, Inc., 9.25s, 2005	$250	$ 260,625
Hollinger International Publishing, Inc., 9.25s, 2007	350	344,750
		$ 605,375

Bonds — continued

Issuer		Principal Amount (000 Omitted)	Value
U.S. Bonds — continued			
Telecommunications — 2.4%			
Adelphia Communications Corp., 9.375s, 2009	$	650	$ 638,625
Charter Communications Holdings, 8.25s, 2007		650	604,500
Global Crossings Holdings Ltd., 9.625s, 2008		650	648,375
Nextel Communications, Inc., 0s to 2002, 9.75s, 2007		75	53,438
Nextel Communications, Inc., 9.375s, 2009##		650	638,625
Pagemart Wireless, Inc., 0s to 2003, 11.25s, 2008		300	105,000
Western Wireless Corp., 10.5s, 2007		250	266,875
			$ 2,955,438
U.S. Treasury Obligations — 14.7%			
U.S. Treasury Notes, 5.5s, 2008	$	10,500	$ 9,833,880
U.S. Treasury Notes, 6s, 2009		8,859	8,582,156
			$ 18,416,036
Utilities — Electric — 0.2%			
Esi Tractebel Acquisition Corp., 7.99s, 2011	$	300	$ 270,000
Total U.S. Bonds			$ 27,789,325
Foreign Bonds — 9.9%			
Argentina — 0.1%			
Argentina Republic, 0s, 2001	$	150	$ 125,625
Brazil — 0.2%			
Federal Republic of Brazil, 5s, 2014	$	322	$ 241,544
Bulgaria — 0.2%			
National Republic of Bulgaria, 6.5s, 2024	$	390	$ 312,507
Germany — 0.7%			
Federal Republic of Germany, 4.5s, 2009	EUR	930	$ 877,129
Grand Cayman Islands — 0.2%			
Pemex Finance Ltd., 9.69s, 2009	$	290	$ 298,439
Greece — 0.7%			
Hellenic Republic, 6.6s, 2004	GRD	200,000	$ 613,525
Hellenic Republic, 8.7s, 2005		99,000	331,410
			$ 944,935
Mexico — 0.5%			
United Mexican States, 10.375s, 2009	$	195	$ 206,700
United Mexican States, 11.5s, 2026		315	375,259
			$ 581,959
Netherlands — 0.3%			
Netia Holdings B V (Yankee), 10.25s, 2007	$	385	$ 327,250
Peru — 0.2%			
Republic of Peru, 4.5s, 2017	$	300	$ 207,750
Philippines — 0.1%			
Republic of Philippines, 9.875s, 2019	$	75	$ 74,062
United Kingdom — 6.7%			
Colt Telecom Group PLC, 8.875s, 2007 (Telecommunications)	EUR	300	$ 163,359
Polestar Corp. (Industrial), 10.5s, 2008	GBP	250	383,373
Foreign Bonds — continued			
United Kingdom — continued			
United Kingdom Treasury, 7.25s, 2007		4,425	7,778,546
			$ 8,325,278
Total Foreign Bonds			$ 12,316,478
Total Bonds (Identified Cost, $41,106,337)			$ 40,105,803

Preferred Stock — 0.6%

	Shares	Value
Media — 0.6%		
Primedia, Inc., 8.625%,* (Identified Cost, $742,500)	7,500	$ 690,000

Call Options Purchased — 0.1%

Issuer/Expiration Month/Strike Price		Principal Amount of Contracts (000 Omitted)	Value
Canadian Dollars/September/1.4518	CAD	7,789	$ 118,684
Swiss Francs/Euro/February/1.59	CHF	17,964	6,000
Total Call Options Purchased (Premiums Paid, $138,505)			$ 124,684

Put Options Purchased

Euro/February/1.05	EUR	8,878	$ 33,611
Japanese Yen/January/110	JPY	18,700	5,460
Japanese Yen/February/109.75		830,502	6,644
Total Put Options Purchased (Premiums Paid, $105,441)			$ 45,715

Short-Term Obligations — 6.0%

Issuer		Principal Amount (000 Omitted)	
Federal Home Loan Bank, due 1/03/00, at Amortized Cost	$	7,500	$ 7,499,437
Total Investments (Identified Cost, $104,501,902)			$123,777,836

Call Options Written — (0.1)%

Issuer/Expiration Month/Strike Price		Principal Amount of Contracts (000 Omitted)	
Australian Dollars/April/.625	AUD	6,385	$ (32,257)
British Pounds/February/1.585	GBP	8,395	(28,787)
Canadian Dollars/ September/1.4	CAD	7,511	(40,666)
Total Call Options Written (Premiums Received $174,193)			$ (101,710)

Put Options Written

Canadian Dollars/September/1.55 (Premiums Received $50,970)	CAD	8,316	$ (7,277)

Other Assets, Less Liabilities — 1.1%

	1,404,834
Net Assets — 100.0%	$125,073,683

See portfolio footnotes and notes to financial statements.

Portfolio of Investments — December 31, 1999

Global Governments Series

Bonds — 79.2%

Issuer	Principal Amount (000 Omitted)	Value
U.S. Bonds — 37.1%		
U.S. Treasury Notes, 7.875s, 2004	$ 1,875	$ 1,982,513
U.S. Treasury Notes, 6s, 2004	1,625	1,599,601
U.S. Treasury Notes, 5.875s, 2005	22,950	22,279,401
U.S. Treasury Notes, 3.875s, 2009	1,742	1,683,050
Total U.S. Bonds		$27,544,565
Foreign Bonds — 42.1%		
Canada — 2.3%		
Government of Canada, 5s, 2004	CAD 2,572	$ 1,691,231
Denmark — 2.1%		
Kingdom of Denmark, 7s, 2007	DKK 10,436	$ 1,543,650
France — 2.1%		
Republic of France, 4s, 2009	EUR 1,720	$ 1,541,669
Germany — 13.0%		
Federal Republic of Germany, 4.5s, 2009	EUR 10,266	$ 9,682,370
Greece — 3.1%		
Hellenic Republic, 8.9s, 2003	GRD 376,000	$ 1,225,974
Hellenic Republic, 8.7s, 2005	210,000	702,992
Hellenic Republic, 8.6s, 2008	120,000	414,349
		$ 2,343,315
Italy — 6.5%		
Republic of Italy, 5s, 2008	EUR 4,991	$ 4,865,088
Japan — 0.8%		
Federal National Mortgage Assn., 1.75s, 2008	JPY 60,000	$ 599,824
Sweden — 2.0%		
Kingdom of Sweden, 13s, 2001	SEK 4,300	$ 563,075
Kingdom of Sweden, 6s, 2005	2,100	252,865
Kingdom of Sweden, 9s, 2009	4,600	666,580
		$ 1,482,520
United Kingdom — 10.2%		
UK Treasury, 6.5s, 2003	GBP 4,651	$ 7,575,212
Total Foreign Bonds		$31,324,879
Total Bonds (Identified Cost, $62,248,187)		$58,869,444

Call Options Purchased — 0.7%

Issuer/Expiration Month/Strike Price	Principal Amount of Contracts (000 Omitted)	Value
Canadian Dollars/September/1.4518	CAD 5,567	$ 84,821
Japanese Government Bonds/ February/130.2	JPY 440,000	128,753
Japanese Government Bonds/ February/128	560,000	271,834
Swiss Francs/Euro/February/1.59	CHF 11,484	3,835
Total Call Options Purchased (Premiums Paid, $313,218)		$ 489,243

Put Options Purchased

Issuer/Expiration Month/Strike Price	Principal Amount of Contracts (000 Omitted)	Value
Euro/February/1.05	EUR 5,667	$ 21,456
Japanese Yen/January/110	JPY 11,890	3,472
Japanese Yen/February/109.75	555,434	4,443
Total Put Options Purchased (Premiums Paid, $68,324)		$ 29,371

Short-Term Obligations — 14.8%

Issuer	Principal Amount (000 Omitted)	Value
Federal Home Loan Mortgage, due 1/03/00 – 1/06/00, at Amortized Cost	$ 11,000	$ 10,998,267
Total Investments (Identified Cost, $73,627,996)		$ 70,386,325

Call Options Written — (0.1)%

Issuer/Expiration Month/Strike Price	Principal Amount of Contracts (000 Omitted)	Value
Australian Dollars/April/0.625	AUD 4,979	$ (25,154)
Canadian Dollars/September/1.40	CAD 5,368	(29,063)
Total Call Options Written (Premiums Received $84,170)		$ (54,217)

Put Options Written

Issuer/Expiration Month/Strike Price	Principal Amount of Contracts (000 Omitted)	Value
Canadian Dollars/September/1.55	CAD 5,943	$ (5,201)
Japanese Government Bonds/ February/128.	JPY 560,000	(8,769)
Japanese Government Bonds/ February/130.20	440,000	(16,794)
Total Put Options Written (Premiums Received $254,347)		$ (30,764)

Other Assets, Less Liabilities — 5.4%

Other Assets, Less Liabilities — 5.4%		4,016,767
Net Assets — 100.0%		$74,318,111

See portfolio footnotes and notes to financial statements.

Portfolio of Investments — December 31, 1999

Global Total Return Series

Stocks — 63.3%

Issuer	Shares	Value
Foreign Stocks — 48.7%		
Australia — 1.6%		
Australia & New Zealand Banking Group Ltd. (Banks and Credit Cos.)*	55,336	$ 400,834
QBE Insurance Group Ltd. (Insurance)*	285,610	1,325,593
		$ 1,726,427
Canada — 1.9%		
BCE, Inc. (Telecommunications)	9,400	$ 847,762
Canadian National Railway Co. (Railroads)	43,920	1,155,645
		$ 2,003,407
France — 7.6%		
Aventis S.A. (Pharmaceuticals)	6,900	$ 400,957
AXA (Insurance)	2,900	404,210
Castorama-Dubois Investisse (Stores — Building Products)	3,093	940,718
Pernod-Ricard (Beverages)	6,100	348,940
Pinault-Printemps-Redoute S.A. (Retail)	8,315	2,193,998
Sanofi-Synthelabo S.A. (Medical and Health Products)*	9,280	386,359
SEITA (Tobacco)	1,400	63,447
STMicroelectronics Co. (Electronics)*	4,800	738,647
Television Francaise (Entertainment)	4,190	2,194,270
Total Fina S.A. (Oils)	6,492	449,571
		$ 8,121,117
Germany — 4.1%		
Bayerische HypoVereinsbank (Banks and Credit Cos.)	5,700	$ 389,204
Henkel KGaA (Chemicals)	11,832	780,498
Mannesmann AG (Telecommunications)	12,090	2,916,114
Porsche AG (Automotive)	111	304,064
		$ 4,389,880
Hong Kong — 0.6%		
China Telecom Ltd. (Telecommunications)*	108,000	$ 673,871
Israel		
Partner Communications Co. Ltd., ADR (Cellular Telephones)	600	$ 15,525
Italy — 2.4%		
San Paolo Imi S.p.A. (Banks and Credit Cos.)	46,230	$ 628,071
Telecom Italia Mobile S.p.A. (Telecommunications)	125,840	599,449
Telecom Italia S.p.A. (Telecommunications)	91,800	1,294,325
Unione Immobiliare S.p.A. (Real Estate)	99,271	45,989
		$ 2,567,834
Japan — 14.0%		
Canon, Inc. (Office Equipment)	50,000	$ 1,986,690
East Japan Railway Co. (Railroads)	64	345,116
Fuji Heavy Industries Ltd. (Automotive)	38,000	260,325
Fujitsu Ltd. (Computer Hardware — Systems)	26,000	1,185,751
Hitachi Ltd. (Electronics)	98,000	1,572,910
Mitsubishi Motor (Automotive)	66,000	225,426

Issuer	Shares	Value
Foreign Stocks — continued		
Japan — continued		
Nippon Telegraph & Telephone Co. (Utilities — Telephone)	21	$ 359,659
NTT Mobile Communications Network, Inc. (Telecommunications)	33	1,269,231
Orix Corp. (Financial Services)	2,100	473,106
Rohm Co. (Electronics)	5,500	2,260,716
Secom Co. (Security Services)	11,000	1,211,098
Sony Corp. (Electronics)	3,600	1,067,528
Takeda Chemical Industries Co. (Pharmaceuticals)	13,000	642,494
Terumo Corp. (Medical Supplies)	21,000	561,069
Tokyo Marine & Fire Insurance (Insurance)	62,000	725,093
Toshiba Corp. (Electronics)	47,000	358,779
Uni-Charm Corp. (Forest and Paper Products)	2,500	144,108
Ushio, Inc. (Electronics)	17,000	327,755
		$ 14,976,854
Mexico — 0.5%		
Fomento Economico Mexicano S.A. (Beverages)	7,100	$ 315,950
Panamerican Beverages, Inc. “A” (Beverages)	9,900	203,569
		$ 519,519
Netherlands — 3.1%		
Akzo Nobel N.V. (Chemicals)	30,376	$ 1,523,465
Hunter Douglas N.V., ADR (Consumer Goods and Services)*	17,500	475,855
ING Groep N.V. (Financial Services)*	6,254	377,526
Koninklijke KPN N.V. (Telecommunications)*	4,000	390,352
Royal Dutch Petroleum Co., ADR (Oils)	8,229	497,340
		$ 3,264,538
South Korea — 0.1%		
Korea Electric Power Corp., ADR (Utilities — Electric)	7,952	$ 133,196
Spain — 3.1%		
Altadis (Tobacco)	69,027	$ 981,581
Banco Popular Espanol S.A. (Banks and Credit Cos.)	5,200	339,091
Repsol S.A. (Oils)	18,800	435,849
Telefonica S.A. (Telecommunications)*	64,000	1,598,469
		$ 3,354,990
Sweden — 1.2%		
Saab AB, “B” (Aerospace and Defense)	78,515	$ 757,885
Skandia Forsakrings AB (Insurance)	15,900	481,024
		$ 1,238,909
Switzerland — 1.2%		
Clariant AG (Chemicals)	530	$ 252,730
Nestle S.A. (Food and Beverage Products)	586	1,073,922
		$ 1,326,652
United Kingdom — 7.3%		
AstraZeneca Group PLC (Pharmaceuticals)	8,866	$ 375,722
Avis Europe PLC (Auto Rental)*	158,305	562,179
Boots Co. PLC (Retail)*	66,400	649,528

Stocks — continued

Issuer	Shares	Value
Foreign Stocks — continued		
United Kingdom — continued		
British Aerospace PLC (Aerospace and Defense)*	49,818	$ 327,294
British Petroleum Amoco PLC, ADR (Oils)	25,724	1,525,755
British Telecommunications PLC (Telecommunications)*	42,578	1,030,941
Cable & Wireless Communications PLC (Telecommunications)	31,300	447,197
Compass Group PLC (Food — Catering)	118,492	1,625,793
Diageo PLC (Food and Beverage Products)*	71,852	572,958
Rentokil Initial PLC (Conglomerate)	46,700	169,612
Reuters Group PLC (Business Services)	39,500	548,344
		$ 7,835,323
Total Foreign Stocks		$ 52,148,042
U.S. Stocks — 14.6%		
Advertising — 0.5%		
Young & Rubicam, Inc.	7,400	$ 523,550
Automotive — 0.1%		
Delphi Automotive Systems Corp.	9,200	$ 144,900
Banks and Credit Companies — 0.3%		
Wells Fargo Co.	8,488	$ 343,234
Beverages — 0.7%		
Anheuser-Busch Cos., Inc.	10,000	$ 708,750
Business Machines — 0.7%		
International Business Machines Corp.	6,090	$ 657,720
Xerox Corp.	6,220	141,116
		$ 798,836
Computer Software — Personal Computers — 1.0%		
Hewlett-Packard Co.	9,100	$ 1,036,831
Conglomerates — 0.5%		
Tyco International Ltd.	14,214	$ 552,569
Construction Services — 0.3%		
Martin Marietta Materials, Inc.	9,098	$ 373,018
Consumer Goods and Services — 0.8%		
Galileo International, Inc.	7,700	$ 230,519
Newell Rubbermaid, Inc.	9,100	263,900
Philip Morris Cos., Inc.	14,076	326,387
		$ 820,806
Electrical Equipment — 1.4%		
Cooper Industries, Inc.	8,700	$ 351,806
General Electric Co.	7,100	1,098,725
		$ 1,450,531
Financial Institutions — 0.9%		
American Express Co.	2,339	$ 388,859
Associates First Capital Corp., "A"	17,700	485,644
Goldman Sachs Group, Inc.	600	56,512
		$ 931,015
Forest and Paper Products — 0.5%		
Jefferson Smurfit Corp.	193,500	$ 579,405
Insurance — 1.8%		
American International Group, Inc.	10,750	$ 1,162,344
ReliaStar Financial Corp.	18,598	728,809
		$ 1,891,153
U.S. Stocks — continued		
Machinery — 0.3%		
Ingersoll Rand Co.	5,200	$ 286,325
Oil Services — 0.4%		
Exxon Mobil Corp.*	5,361	$ 431,896
Pharmaceuticals — 1.5%		
Bristol-Myers Squibb Co.	20,112	$ 1,290,939
Pharmacia & Upjohn, Inc.	7,200	324,000
		$ 1,614,939
Printing and Publishing — 0.7%		
Gannett Co., Inc.	9,866	$ 804,696
Special Products and Services — 0.1%		
United Parcel Service, Inc.	1,490	$ 102,810
Supermarkets — 0.5%		
Albertson's, Inc.	15,690	$ 506,003
Telecommunications — 0.8%		
Bell Atlantic Corp.	13,800	$ 849,562
U.S. Federal Agencies — 0.3%		
Federal Home Loan Mortgage Corp.	6,543	$ 307,930
Utilities — Electric — 0.5%		
Sierra Pacific Resources	33,281	$ 576,177
Total U.S. Stocks		$ 15,634,936
Total Stocks (Identified Cost, $51,313,803)		$ 67,782,978

Bonds — 32.4%

		Principal Amount (000 Omitted)	
Foreign Bonds — 16.8%			
Australia — 2.2%			
Commonwealth of Australia, 6.75s, 2006	AUD	3,699	$ 2,401,110
Canada — 0.8%			
Government of Canada, 5s, 2004	CAD	1,223	$ 804,190
Denmark — 1.5%			
Kingdom of Denmark, 7s, 2007	DKK	10,526	$ 1,556,962
France — 0.7%			
Republic of France, 4s, 2009	EUR	857	$ 768,145
Germany — 5.4%			
Federal Republic of Germany, 4.5s, 2009	EUR	6,149	$ 5,799,424
Greece — 1.0%			
Hellenic Republic, 8.01s, 2003	GRD	174,000	$ 567,340
Hellenic Republic, 8.7s, 2005		112,000	374,929
Republic of Greece, 8.6s, 2008		52,000	179,551
			$ 1,121,820
Italy — 1.3%			
Republic of Italy, 5s, 2008	EUR	1,415	$ 1,379,303
Sweden — 0.7%			
Kingdom of Sweden, 13s, 2001	SEK	2,200	$ 288,085
Kingdom of Sweden, 6s, 2005		1,100	132,453
Kingdom of Sweden, 9s, 2009		2,400	347,781
			$ 768,319
United Kingdom — 3.2%			
United Kingdom Treasury, 6.5s, 2003	GBP	1,500	$ 2,443,091
United Kingdom Treasury, 6.75s, 2004		560	929,263
			$ 3,372,354
Total Foreign Bonds			$ 17,971,627

Bonds — continued

Issuer		Principal Amount (000 Omitted)	Value
U.S. Bonds — 15.6%			
Federal National Mortgage Association — 0.5%			
FNMA, 1.75s, 2008	JPY	50,000	$ 499,853
U.S. Treasury Obligations — 15.1%			
U.S. Treasury Notes, 6s, 2004	$	1,290	$ 1,269,837
U.S. Treasury Notes, 7.875s, 2004		1,510	1,596,584
U.S. Treasury Notes, 5.875s, 2005		8,620	8,368,124
U.S. Treasury Notes, 5.625s, 2008		4,415	4,152,837
U.S. Treasury Notes, 3.875s, 2009		820	792,023
			$ 16,179,405
Total U.S. Bonds			$ 16,679,258
Total Bonds (Identified Cost, $36,764,340)			$ 34,650,885

Call Options Purchased — 0.1%

Issuer/Expiration Month/Strike Price		Principal Amount of Contracts (000 Omitted)	
Japanese Government Bonds/ February/130.2	JPY	20,000	$ 5,853
Japanese Government Bonds/ February/128		120,000	58,250
Total Call Options Purchased (Premiums Paid, $30,494)			$ 64,103

Short-Term Obligations — 3.5%

Issuer		Principal Amount (000 Omitted)	
Federal Home Loan Bank, due 1/03/00 at Amortized Cost	$	3,800	$ 3,799,715
Total Investments (Identified Cost, $91,908,352)			$106,297,681

Put Options Written

Issuer/Expiration Month/Strike Price		Principal Amount of Contracts (000 Omitted)	
Japanese Government Bonds/ February/130.2	JPY	20,000	$ (763)
Japanese Government Bonds/ February/128.		120,000	(1,879)
Total Put Options Sold (Premiums Received, $30,494)			$ (2,642)

Other Assets, Less Liabilities — 0.7%	804,362
Net Assets — 100.0%	$107,099,401

See portfolio footnotes and notes to financial statements.

Portfolio of Investments — December 31, 1999

Government Securities Series

Bonds — 99.0%

Issuer	Principal Amount (000 Omitted)	Value
U.S. Federal Agencies — 47.4%		
Aid To Israel, 5.625s, 2003	$ 2,000	$ 1,913,400
Aid To Lebanon, 7.62s, 2009	8,193	8,336,664
Aid To Peru, 9.98s, 2008	4,912	5,422,171
Federal Home Loan Mortgage Corp., 6.5s, 2026 – 2029	49,016	46,213,091
Federal Home Loan Mortgage Corp., 6.625s, 2009	15,000	14,573,400
Federal Home Loan Mortgage Corp., 7.5s, 2001 – 2027	3,937	3,920,901
Federal National Mortgage Assn., 8.25s, 2001	3,841	3,767,919
Federal National Mortgage Assn., 6.75s, 2003	5,246	5,204,785
Federal National Mortgage Assn., 5.625s, 2004	9,750	9,317,295
Federal National Mortgage Assn., 6.5s, 2004	5,000	4,937,500
Federal National Mortgage Assn., 7.27s, 2005	5,941	5,880,105
Federal National Mortgage Assn., 8s, 2005	8,375	8,189,473
Federal National Mortgage Assn., 6.13s, 2011	2,916	2,804,175
Federal National Mortgage Assn., 6.865s, 2011	8,085	7,961,199
Federal National Mortgage Assn., 7.5s, 2014	9,919	9,980,576
Federal National Mortgage Assn., 7.414s, 2020	33	30,716
Federal National Mortgage Assn., 6.5s, 2027	19,306	18,189,332
Federal National Mortgage Assn., 7s, 2029	34,361	33,222,936
Financing Corp., 9.4s, 2018	4,845	5,870,008
Financing Corp., 9.8s, 2018	5,600	7,013,104
Financing Corp., 10.35s, 2018	5,100	6,684,978
Resolution Funding Corp., 8.875s, 2020	6,000	7,154,040
Tennessee Valley Authority, 0s, 2042	12,500	5,402,625
U.S. Department of Housing & Urban Development, 6.83s, 2003	8,025	7,990,493
U.S. Department of Housing & Urban Development, 6.59s, 2016	5,744	5,065,490
U.S. Department of Veterans Affairs, 7.5s, 2009	6,812	6,771,537
Total U.S. Federal Agencies		$241,817,913
U.S. Government Guaranteed — 51.6%		
Maritime Administration — 2.0%		
Empresa Energetica Cornito Ltd., 6.07s, 2010	$11,500	$ 10,470,750
Government National Mortgage Association — 24.0%		
GNMA, 6.5s, 2003 – 2029	$14,368	$ 13,483,916
GNMA, 7s, 2008 – 2029	39,549	38,312,707
GNMA, 7.5s, 2023 – 2029	41,911	41,453,398
GNMA, 8s, 2024 – 2027	23,504	23,739,059
GNMA, 8.5s, 2022	5,533	5,693,932
GNMA, 12.25s, 2015	4	4,370
		$122,687,382
Small Business Administration — 2.3%		
SBA, 8.2s, 2005	$ 448	$ 452,404
SBA, 8.4s, 2007	275	281,929
SBA, 9.65s, 2007	112	114,644
SBA, 6.24s, 2009	8,500	7,990,000

Bonds — continued

Issuer	Principal Amount (000 Omitted)	Value
U.S. Government Guaranteed — continued		
Small Business Administration — continued		
SBA, 8.7s, 2009	$ 2,136	$ 2,217,866
SBA, 9.05s, 2009	274	285,783
SBA, 10.05s, 2009	216	229,660
		$ 11,572,286
U.S. Treasury Obligations — 23.3%		
U.S. Treasury Bonds, 10.375s, 2012	$11,300	$ 13,736,506
U.S. Treasury Bonds, 9.875s, 2015	30,020	38,829,069
U.S. Treasury Bonds, 3.625s, 2028	10,409	9,296,432
U.S. Treasury Bonds, 3.875s, 2029	10,222	9,541,250
U.S. Treasury Bonds, 5.25s, 2029	8,000	6,614,960
U.S. Treasury Notes, 8s, 2001	17,200	17,597,664
U.S. Treasury Notes, 6.5s, 2002	14,750	14,821,390
U.S. Treasury Notes, 5.5s, 2003	8,600	8,402,458
		$118,839,729
Total U.S. Government Guaranteed		$263,570,147
Total Bonds (Identified Cost, $525,484,952)		$505,388,060

Short-Term Obligations — 3.0%

Issuer	Principal Amount (000 Omitted)	Value
Federal Home Loan Bank, due 1/05/00, at Amortized Cost	$15,312	$ 15,312,449

Repurchase Agreement — 0.7%

Issuer	Principal Amount (000 Omitted)	Value
Goldman Sachs, dated 12/31/99, due 1/3/00, total to be received $3,665,611 (secured by various U.S. Treasury and Federal Agency obligations in a jointly traded account), at cost	$ 3,665	$ 3,665,000
Total Investments (Identified Cost, $544,462,401)		$524,365,509

Other Assets, Less Liabilities — (2.7%)

Other Assets, Less Liabilities — (2.7%)		(13,605,591)
Net Assets — 100.0%		$510,759,918

See portfolio footnotes and notes to financial statements.

Portfolio of Investments — December 31, 1999

High Yield Series

Bonds — 90.7%

Issuer	Principal Amount (000 Omitted)	Value
U.S. Bonds — 79.4%		
Aerospace — 3.1%		
Airplane Pass-Through Trust, 10.875s, 2019†	$ 700	$ 605,931
Argo Tech Corp., 8.625s, 2007	1,835	1,606,900
BE Aerospace, Inc., 9.875s, 2006	1,150	1,104,000
BE Aerospace, Inc., 8s, 2008	150	129,375
BE Aerospace, Inc., 9.5s, 2008	425	397,375
K & F Industries, Inc., 9.25s, 2007	2,480	2,380,800
L-3 Communications Corp., 10.375s, 2007	925	956,219
L-3 Communications Corp., 8s, 2008	800	726,000
L-3 Communications Corp., 8.5s, 2008	475	447,093
MOOG, Inc., 10s, 2006	1,575	1,598,625
Stellex Industries, Inc., 9.5s, 2007	530	380,938
United Defense Industries, Inc., 8.75s, 2007	690	657,225
		$ 10,990,481
Building — 3.6%		
AAF-McQuay, Inc., 8.875s, 2003	$ 250	$ 211,875
American Standard, Inc., 7.375s, 2008	75	69,562
American Standard, Inc., 7.625s, 2010	200	185,500
Building Materials Corp., 7.75s, 2005	1,500	1,365,000
Building Materials Corp., 8.625s, 2006	160	151,600
Building Materials Corp., 8s, 2007	1,750	1,592,500
Formica Corp., 10.875s, 2009	2,150	1,978,000
MMI Products, Inc., 11.25s, 2007	800	824,000
Nortek, Inc., 9.875s, 2004	950	935,750
Nortek, Inc., 9.25s, 2007	2,370	2,316,675
Schuff Steel Co., 10.5s, 2008	830	678,525
UDC Homes, Inc., 0s, 2000	7	3,644
Williams Scotsman, Inc., 9.875s, 2007	2,550	2,467,125
		$ 12,779,756
Business Services — 1.6%		
Anacomp, Inc., 10.875s, 2004	$1,700	$ 1,695,750
Iron Mountain, Inc., 10.125s, 2006	2,400	2,448,000
Pierce Leahy Corp., 11.125s, 2006	943	1,006,653
Pierce Leahy Corp., 9.125s, 2007	675	664,875
		$ 5,815,278
Chemicals — 2.1%		
Huntsman ICI Chemicals, Inc., 10.125s, 2009##	$2,625	$ 2,703,750
Lyondell Chemical Co., 9.625s, 2007	1,475	1,508,187
Lyondell Chemical Co., 9.875s, 2007	1,250	1,281,250
Sterling Chemicals, Inc., 11.75s, 2006	350	262,500
Sterling Chemicals, Inc., 12.375s, 2006	750	772,500
Sterling Chemicals, Inc., 11.25s, 2007	1,100	792,000
Sterling Chemicals, Inc., 0s to 2001, 13.5 to 2008	575	149,500
		$ 7,469,687

Bonds — continued

Issuer	Principal Amount (000 Omitted)	Value
U.S. Bonds — continued		
Consumer Goods and Services — 4.0%		
American Safety Razor Co., 9.875s, 2005	$1,000	$ 980,000
General Binding Corp., 9.375s, 2008	1,140	510,150
Kindercare Learning Centers, Inc., 9.5s, 2009	1,845	1,775,812
Polymer Group, Inc., 9s, 2007	2,250	2,199,375
Polymer Group, Inc., 8.75s, 2008	500	483,750
Remington Products Co. LLC, 11s, 2006	515	396,550
Revlon Consumer Products Corp., 8.125s, 2006	2,475	1,794,375
Samsonite Corp., 10.75s, 2008	2,370	2,002,650
Sealy Mattress Co., 9.875s, 2007	1,725	1,729,313
Simmons Co., 10.25s, 2009	1,025	969,906
Synthetic Industries, Inc., 13s, 2000	1,525	1,502,125
		$ 14,344,006
Container, Forest and Paper Products — 6.5%		
Applied Extrusion Technologies, Inc., 11.5s, 2002	$1,690	$ 1,715,350
Atlantis Plastics, Inc., 11s, 2003	525	530,250
Ball Corp., 8.25s, 2008	125	120,938
Buckeye Cellulose Corp., 8.5s, 2005	1,525	1,483,062
Buckeye Technologies, Inc., 8s, 2010	900	834,750
Consolidated Container Co., LLC, 10.125s, 2009##	375	381,563
Gaylord Container Corp., 9.75s, 2007	2,250	2,115,000
Gaylord Container Corp., 9.875s, 2008	3,060	2,631,600
Graham Packaging/GPC Capital Co., 8.75s, 2008	405	388,800
Packaging Corp. of America, 9.625s, 2009	1,560	1,595,100
Riverwood International Corp., 10.25s, 2006	2,350	2,385,250
Riverwood International Corp., 10.875s, 2008	1,100	1,078,000
Silgan Holdings, Inc., 9s, 2009	3,000	2,880,000
Speciality Paperboard, Inc., 9.375s, 2006	1,800	1,818,000
U.S. Can Corp., 10.125s, 2006	1,675	1,712,687
U.S. Timberlands, 9.625s, 2007	1,515	1,405,162
		$ 23,075,512
Energy — 4.1%		
AmeriGas Partners LP, 10.125s, 2007	$1,600	$ 1,636,000
Cheaseapeake Energy Corp., 9.625s, 2005	3,235	3,073,250
Clark Refining & Marketing, Inc., 8.625s, 2008	1,300	854,750
Clark USA, Inc., 10.875s, 2005	1,740	783,000
Continental Resources, Inc., 10.25s, 2008	1,625	1,430,000
Forest Oil Corp., 10.5s, 2006	925	934,250
Ocean Energy, Inc., 8.875s, 2007	1,645	1,632,662
P&L Coal Holdings Corp., 8.875s, 2008	550	537,625
P&L Coal Holdings Corp., 9.625s, 2008	2,385	2,319,412
Pool Energy Services Co., 8.625s, 2008	1,175	1,183,813
Pride International, Inc., 10s, 2009	155	159,263
		$ 14,544,025

Issuer	Principal Amount (000 Omitted)	Value
U.S. Bonds — continued		
Entertainment — 0.2%		
AMC Entertainment, Inc., 9.5s, 2009	$ 935	$ 825,138
Financial Institutions — 0.9%		
Merrill Lynch Mortgage Investors, Inc., 8.426s, 2022†	$ 500	$ 467,813
Willis Corroon Corp., 9s, 2009	3,075	2,559,937
		$ 3,027,750
Food and Beverage Products — 0.3%		
Vlasic Foods International, Inc., 10.25s, 2009	$1,100	$ 1,047,750
Gaming and Hotels — 5.9%		
Aztar Corp., 8.875s, 2007	$2,075	$ 1,992,000
Boyd Gaming Corp., 9.5s, 2007	3,500	3,465,000
Coast Hotels & Casinos, Inc., 9.5s, 2009	2,925	2,808,000
Eldorado Resorts LLC, 10.5s, 2006	1,700	1,734,000
Hollywood Park, Inc., 9.25s, 2007	2,200	2,178,000
Isle of Capri Casinos, Inc., 8.75s, 2009	1,550	1,437,625
Park Place Entertainment Corp., 7.875s, 2005	3,250	3,103,750
Prime Hospitality Corp., 9.75s, 2007	1,600	1,548,000
Santa Fe Hotel, Inc., 11s, 2000	1,045	1,024,100
Station Casinos, Inc., 8.875s, 2008	1,875	1,800,000
		$ 21,090,475
Industrial — 6.1%		
Allied Waste North America, Inc., 10s, 2009##	$ 550	$ 490,875
Blount, Inc., 13s, 2009##	1,000	1,055,000
Columbus McKinnon Corp., 8.5s, 2008	1,635	1,451,063
Day International Group, Inc., 11.125s, 2005	1,200	1,230,000
Dura Operating Corp., 9s, 2009	1,100	1,034,000
Envirosource, Inc., 9.75s, 2003	497	321,808
Fairfield Manufacturing, Inc., 9.625s, 2008	1,650	1,559,250
Hayes Wheels International, Inc., 11s, 2006	950	997,500
Hayes Wheels International, Inc., 9.125s, 2007	1,375	1,330,312
Haynes International, Inc., 11.625s, 2004	1,625	1,348,750
IMO Industries, Inc., 11.75s, 2006	1,585	1,691,987
International Knife & Saw, Inc., 11.375s, 2006	1,325	1,015,281
Johnstown America Industries, 11.75s, 2005	830	842,450
Motors & Gears, Inc., 10.75s, 2006	875	868,438
Newcor, Inc., 9.875s, 2008	1,525	793,000
Numatics, Inc., 9.625s, 2008	330	246,675
Oxford Automotive, Inc., 10.125s, 2007	950	878,750
Simonds Industries, Inc., 10.25s, 2008	1,550	1,240,000
Talon Automotive Group, Inc., 9.625s, 2008	300	186,750
Thermadyne Holdings Corp., 0s to 2003, 12.5s to 2008	2,900	1,326,750
Thermadyne Manufacturing / Capital Corp., 9.875s, 2008	1,950	1,674,562
		$ 21,583,201

Bonds — continued

Issuer	Principal Amount (000 Omitted)	Value
U.S. Bonds — continued		
Media — 15.1%		
Acme Television LLC, 0s to 2000, 10.875s to 2004	$ 675	$ 608,344
Adelphia Communications Corp., 8.375s, 2008	2,850	2,650,500
Allbritton Communications Co., 9.75s, 2007	1,300	1,300,000
Avalon Cable Holdings, 0s to 2003, 11.875s to 2008	1,950	1,272,375
Avalon Cable Michigan, Inc., 9.375s, 2008	525	530,250
Bresnan Communications Group, 8s, 2009	1,215	1,213,481
Bresnan Communications Group, 9.25s, 2009	1,000	690,000
Chancellor Media Corp., 8.75s, 2007	650	663,000
Chancellor Media Corp., 8s, 2008	2,100	2,100,000
Charter Communications Holdings, 8.25s, 2007	3,250	3,022,500
Charter Communications Holdings, 0s to 2004, 9.92s to 2011	3,150	1,929,375
Classic Cable, Inc., 9.875s, 2008	1,050	1,039,500
Classic Communications, Inc., 0s to 2003, 13.25s to 2009	775	523,125
CSC Holdings, Inc., 8.125s, 2009	1,000	982,480
Cumulus Media, Inc., 10.375s, 2008	1,475	1,541,375
Echostar DBS Corp., 9.375s, 2009	2,425	2,431,063
Fox/Liberty Networks LLC, Inc., 8.875s, 2007	2,040	2,075,700
Frontiervision Holding LP, 0s to 2001, 11.87s to 2007	300	267,000
Frontiervision Operating Partnership LP, 11s, 2006	1,350	1,431,000
Golden Books Publishing, Inc., 7.65s, 2002**	625	268,750
Granite Broadcasting Corp., 10.375s, 2005	1,500	1,526,250
Granite Broadcasting Corp., 8.875s, 2008	940	897,700
Hollinger International Publishing, Inc., 9.25s, 2007	1,925	1,896,125
Insight Midwest, 9.75s, 2009##	2,100	2,152,500
Lenfest Communications, Inc., 10.5s, 2006	1,345	1,479,500
Liberty Group Operating, Inc., 9.375s, 2008	1,145	996,150
LIN Holdings Corp., 0s to 2003, 10s to 2008	2,070	1,386,900
Mail-Well I Corp., 8.75s, 2008	1,000	970,000
Marvel Holdings, 0s, 2000	1,165	—
NTL Communications Corp., 0s to 2003, 12.375s to 2006	5,500	3,850,000
NTL Communications Corp., 9.75s, 2009	1,400	1,288,131
Pegasus Communications Corp., 12.5s, 2007##	1,450	1,551,500
Telemundo Holdings, Inc., 0s to 2003, 11.5s to 2008	2,825	1,680,875
United International Holdings, Inc., 10.75s, 2008	4,575	2,893,688
United Pan-Europe, 10.875s, 2009##	2,875	2,939,687
World Color Press, Inc., 7.75s, 2009	700	656,803
Young Broadcasting, Inc., 8.75s, 2007	1,000	957,500
		$ 53,663,127
Medical and Health Technology and Services — 2.3%		
Alaris Medical Systems, Inc., 9.75s, 2006	$1,500	$ 1,297,500
Alaris Medical Systems, Inc., 0s to 2003, 11.125s to 2008	400	164,000
Fresenius Medical Care Capital Trust, 7.875s, 2008	2,550	2,371,500
Prime Medical Services, Inc., 8.75s, 2008	2,425	2,182,500
Tenet Healthcare Corp., 8s, 2005	2,025	1,954,125
		$ 7,969,625
Metals and Minerals — 3.5%		
AK Steel Holdings Corp., 9.125s, 2006	$1,280	$ 1,299,200
Alaska Steel Corp., 7.875s, 2009	325	306,312
Algoma Steel, Inc., 12.375s, 2005	1,530	1,434,375
Commonwealth Aluminum Corp., 10.75s, 2006	1,650	1,654,125
Doe Run Resources Corp., 11.25s, 2005	1,000	930,000
Jorgensen (Earle M.) Co., 9.5s, 2005	1,410	1,350,075
Kaiser Aluminum & Chemical Corp., 9.875s, 2002	1,400	1,386,000
Kaiser Aluminum & Chemical Corp., 12.75s, 2003	350	350,000
Keystone Consolidated Industries, Inc., 9.625s, 2007	95	86,213
LTV Corp., 11.75s, 2009##	500	520,000
Metal Management, Inc., 10s, 2008	1,875	1,434,375
WCI Steel, Inc., 10s, 2004	1,600	1,644,000
Wheeling Pittsburgh Corp., 9.25s, 2007	25	23,500
		$ 12,418,175
Retail — 2.0%		
Cole National Group, Inc., 8.625s, 2007	$ 625	$ 448,437
Duane Reade, Inc., 9.25s, 2008	1,000	977,500
Finlay Enterprises, Inc., 9s, 2008	450	409,500
Finlay Fine Jewelry Corp., 8.375s, 2008	1,325	1,225,625
J.Crew Group, Inc., 0s to 2002, 13.125s to 2008	540	270,000
J.Crew Operating Corp., 10.375s, 2007	2,180	1,853,000
Musicland Group, Inc., 9s, 2003	500	482,500
Musicland Group, Inc., 9.875s, 2008	1,550	1,402,750
		$ 7,069,312
Supermarkets — 0.2%		
Jitney-Jungle Stores of America, Inc., 12s, 2006	$1,140	$ 239,400
Jitney-Jungle Stores of America, Inc., 10.375s, 2007	250	5,000
Pathmark Stores, Inc., 11.625s, 2002	775	255,750
Pathmark Stores, Inc., 10.75s, 2003	200	20,000
Penn Traffic Co., 11s, 2009	1	729
		$ 520,879
Telecommunications — 17.6%		
Adelphia Communications Corp., 9.375s, 2009	$ 450	$ 442,125

Bonds — continued

Issuer	Principal Amount (000 Omitted)	Value
U.S. Bonds — continued		
Telecommunications — continued		
Allegiance Telecommunications, Inc., 0s to 2003, 11.75s to 2008	$1,925	$ 1,373,969
Allegiance Telecommunications, Inc., 12.875s, 2008	225	254,250
American Celluar Corp., 10.5s, 2008	1,125	1,245,938
AMSC Acquisition Co., Inc., 12.25s, 2008	950	748,125
Centennial Cellular Operating Co., 10.75s, 2008	2,325	2,499,375
Crown Castle International Corp., 9s, 2011	1,375	1,354,375
Cybernet Internet Services International, 14s, 2009##	1,425	1,239,750
DTI Holdings, Inc., 0s to 2003, 12.5s to 2008	2,400	864,000
Esat Holdings Ltd., 0s to 2002, 12.5s to 2007##	550	456,500
Exodus Communications, Inc., 11.25s, 2008	2,275	2,360,312
Exodus Communications, Inc., 10.75s, 2009	375	381,563
GCI, Inc., 9.75s, 2007	795	729,413
Global Crossings Holdings Ltd., 9.625s, 2008	1,625	1,620,937
Globenet Communications Group, 13s, 2007##	1,140	1,161,375
Hyperion Telecommunication, Inc., 12s, 2007	1,000	1,055,000
ICG Holdings, Inc., 0s to 2001, 12.5s to 2006	2,525	1,906,375
Intermedia Communications, Inc., 8.875s, 2007	1,000	930,000
Intermedia Communications, Inc., 0s to 2002, 11.25s to 2007	930	683,550
ITC Deltacom, Inc., 11s, 2007	932	978,600
ITC Deltacom, Inc., 8.875s, 2008	700	672,000
ITC Deltacom, Inc., 9.75s, 2008	770	777,700
Level 3 Communications, Inc., 9.125s, 2008	4,425	4,181,625
McCaw International Ltd., 0s to 2002, 13s to 2007	500	345,000
Metromedia Fiber Network, Inc., 10s, 2008	1,925	1,968,312
MJD Communications, Inc., 9.5s, 2008	1,000	921,250
Nextel Communications, Inc., 9.75s, 2004	210	216,300
Nextel Communications, Inc., 0s to 2002, 9.75s to 2007	785	559,313
Nextel Communications, Inc., 0s to 2003, 9.95s to 2008	4,225	2,968,062
Nextel International, Inc., 0s to 2003, 12.125s to 2008	1,775	1,047,250
Nextlink Communications, Inc., 9.625s, 2007	350	343,875
Nextlink Communications, Inc., 10.75s, 2009	3,100	3,193,000
Nextlink Communications, Inc., 0s to 2004, 12.25s to 2009	900	553,500
Northeast Optic Network, 12.75s, 2008	850	909,500
Pagemart Wireless, Inc., 0s to 2003, 11.25s to 2008	625	218,750
PSINET, Inc., 10.5s, 2006##	1,200	1,212,000

Issuer	Principal Amount (000 Omitted)	Value
U.S. Bonds — continued		
Telecommunications — continued		
PSINET, Inc., 11.5s, 2008	$ 550	$ 577,500
PSINET, Inc., 11s, 2009	2,175	2,240,250
PTC International Finance II SA, 11.25s, 2009##	1,250	1,287,500
RCN Corp., 10.125s, 2010	600	598,500
Rural Cellular Corp., 9.625s, 2008	800	822,000
Spectrasite Holdings, Inc., 0s to 2003, 12s to 2008	1,300	776,750
Spectrasite Holdings, Inc., 0s to 2004, 11.25s to 2009	3,025	1,607,031
Telesystem International Wireless, Inc., 0s to 2002, 13.25s to 2007	1,350	821,813
Time Warner Telecommunications LLC, 9.75s, 2008	1,500	1,537,500
Triton PCS, Inc., 0s to 2003, 11s to 2008	760	537,700
U.S. Unwired, Inc., 0s to 2004, 13.375s to 2009, ##	850	497,250
Verio, Inc., 10.375s, 2005	175	176,750
Verio, Inc., 10.625s, 2009##	1,000	1,025,000
Viatel, Inc., 11.25s, 2008	950	945,250
Viatel, Inc., 0s to 2003, 12.5s to 2008	425	265,625
Voicestream Wire, 10.375s, 2009##	2,605	2,683,150
Western Wireless Corp., 10.5s, 2007	1,665	1,777,387
Worldwide Fiber, Inc., 12s, 2009##	1,950	2,013,375
		$ 62,563,300
Utilities — Electric — 0.3%		
El Paso Electric Co., 8.9s, 2006	$ 500	$ 520,165
Esi Tractebel Acquisition Corp., 7.99s, 2011	525	472,500
		$ 992,665
Total U.S. Bonds		$281,790,142
Foreign Bonds — 11.3%		
Belgium — 2.1%		
Completel Europe NV, 14s, 2009 (Telecommunications)#	$2,325	$ 1,325,250
Hermes Europe Railtel BV, 10.375s, 2009 (Telecommunications)	2,125	2,103,750
Kappa Beheer BV, 10.625s, 2009 (Container, Forest and Paper Products)##	2,415	2,529,712
Tele1 Europe BV, 13s, 2009 (Telecommunications)	1,350	1,417,500
		$ 7,376,212
Canada — 0.9%		
International Utility Structures, 10.75s, 2008 (Utilities-Electric)	$1,000	$ 832,500
PCI Chemicals Canada, Inc., 9.25s, 2007 (Chemicals)	1,635	1,254,863
Russel Metals, Inc., 10s, 2009 (Metals and Minerals)	1,200	1,194,000
		$ 3,281,363
Greece — 0.1%		
Fage Dairy Industries S.A., 9s, 2007 (Food and Beverage Products)	$ 540	$ 486,000
Luxembourg — 0.5%		
Millicom International Cellular Communications Corp., 0s to 2001, 13.5s to 2006 (Telecommunications)	$2,210	$ 1,823,250

Bonds — continued

Issuer	Principal Amount (000 Omitted)	Value
Foreign Bonds — continued		
Mexico — 0.2%		
Satelites Mexicanos S.A. de CV, 10.125s, 2004 (Telecommunications)	$ 1,250	$ 850,000
Netherlands — 0.8%		
Versatel Telecom BV, 13.25s, 2008 (Telecommunications)	$ 2,725	$ 2,902,125
Norway — 0.1%		
Ocean Rig Norway As, 10.25s, 2008 (Oil Services)	$ 300	$ 249,000
Thailand — 0.2%		
Jasmine Submarine Telecom Ltd., 8.483s, 2011 (Industrial)##	$ 760	$ 601,578
Turkey — 0.3%		
Cellco Finance N.V. Turkcell, 12.75s, 2005 (Industrial)##	$ 900	$ 927,000
United Kingdom — 6.1%		
Colt Telecommunications Group PLC, 0s to 2001,12s to 2006 (Telecommunications)	$ 3,800	$ 3,344,000
Dialog Corp. PLC, 11s, 2007 (Telecommunications)	950	494,000
Diamond Cable Communications Corp. PLC, 0s to 2000, 11.75s to 2005 (Media)	150	141,750
Dolphin Telecom PLC, 0s to 2003, 11.50 to 2008 (Telecommunications)	2,750	1,357,812
Dolphin Telecom PLC, 0s to 2004, 14s to 2009 (Telecommunications)	1,325	606,188
Energis PLC, 9.75s, 2009 (Telecommunications)#	1,800	1,867,500
Esat Telecom Group PLC, 0s to 2002, 12.5s to 2007 (Telecommunications)	700	581,000
Esat Telecom Group PLC, 11.875s, 2008 (Telecommunications)	2,550	2,836,875
Esprit Telecom Group PLC, 11.5s, 2007 (Telecommunications)#	700	701,750
Esprit Telecom Group PLC, 10.875s, 2008 (Telecommunications)##	850	841,500
Jazztel PLC, 13.25s, 2009 (Telecommunications)##	1,000	1,022,207
Jazztel PLC, 14s, 2009 (Telecommunications)	EUR 2,000	2,060,000
Ono Finance PLC, 13s, 2009 (Media)	$ 3,185	3,280,550
Telewest Communications PLC, 9.625s, 2006 (Media)	1,475	1,500,812
Telewest Communications PLC, 11.25s, 2008 (Media)	500	543,750
Telewest Communications PLC, 0s to 2004, 9.875s to 2009 (Media)##	850	552,500
		$ 21,732,194
Total Foreign Bonds		$ 40,228,722
Total Bonds (Identified Cost, $341,262,602)		$322,018,864

Issuer	Shares	Value
Stocks — 0.2%		
U.S. Stocks — 0.1%		
Building		
Atlantic Gulf Communities Corp.†*	30	$ 1

Stocks — continued

Issuer	Shares	Value
U.S. Stocks — continued		
Consumer Goods and Services		
Ranger Industries, Inc.*	8,952	$ 8,952
Media		
Classic Communications, Inc.##*	2,325	$ 23,250
Telecommunications — 0.1%		
Completel Holdings LLC##*	23,250	$ 23,250
Viatel, Inc.*	6,681	358,269
		$ 381,519
Total U.S. Stocks		$ 413,722
Foreign Stocks — 0.1%		
United Kingdom — 0.1%		
Ono Finance PLC (Media)*	3,185	$ 286,650
Total Stocks (Identified Cost, $554,898)		$ 700,372

Preferred Stocks — 2.7%

Issuer	Shares	Value
Consumer Goods and Services		
Renaissance Cosmetics, Inc., 14s*	850	$ —
Energy — 0.1%		
Clark USA, Inc.,11.5s	811	$ 218,970
Media — 1.3%		
CSC Holdings, Inc., 11.125s	17,505	$ 1,899,293
Primedia, Inc., 8.625s	23,750	2,185,000
Primedia, Inc., 10s	4,000	393,000
		$ 4,477,293
Telecommunications — 1.3%		
Crown Castle International Corp.,12.75s	1,727	$ 1,787,445
Global Crossings Holdings Ltd., 10.5s	12,250	1,231,125
Nextel Communications, Inc., 13s*	151	163,080
Rural Cellular Corp., 11.375s	1,584	1,623,600
		$ 4,805,250
Total Preferred Stocks (Identified Cost, $9,422,881)		$ 9,501,513

Convertible Preferred Stock

Issuer	Shares	Value
ICG Funding LLC, 3.75s* (Identified Cost, $386,750)	5,250	$ 236,906

Convertible Bond — 0.1%

Issuer	Principal Amount (000 Omitted)	Value
Medical and Health Technology and Services — 0.1%		
Total Renal Care Holdings, Inc., 7s, 2009## (Identified Cost $290,988)	$445	$ 278,125

Warrants* — 1.5%

Issuer	Shares	Value
Allegiance Telecommunications, Inc. (Telecommunications)	1,550	$ 13,950
American Mobile Satellite Corp. (Telecommunications)##	950	38,000
Colt Telecommunications Group PLC (Telecommunications)##	1,588	2,486,729
Cybernet Internet Services International (Telecommunications)	1,425	114,000
DTI Holdings, Inc. (Telecommunications)	12,000	120
Esat Holdings Ltd. (Telecommunications)##	550	38,500
ICO, Inc. (Energy)	25,000	15,250
Jazztel PLC (Telecommunications)##	8,500	1,489,395
Knology Holdings Inc. (Telecommunications)##	525	1,054

Warrants — continued

Issuer	Shares	Value
Loral Orion Network Systems, Inc. (Telecommunications)	2,100	$ 27,800
McCaw International Ltd. (Telecommunications)##	850	6,800
Metronet Communications Corp. (Telecommunications)##	650	58,500
Renaissance Cosmetics, Inc. (Consumer Goods and Services)	689	—
Tele1 Europe BV (Telecommunications)	1,350	162,000
Versatel Telecom BV (Telecommunications)	2,250	900,000
Total Warrants (Identified Cost, $833,126)		$ 5,352,098

Short-Term Obligations — 2.8%

	Principal Amount (000 Omitted)	
Federal Home Loan Bank, due 1/06/00, at Amortized Cost	$9,900	$ 9,897,250
Total Investments (Identified Cost, $362,648,495)		$347,985,128

Other Assets, Less Liabilities — 2.0%

Other Assets, Less Liabilities — 2.0%	7,114,860
Net Assets — 100.0%	$355,099,988

See portfolio footnotes and notes to financial statements.

Portfolio of Investments — December 31, 1999

International Growth and Income Series

Stocks — 96.0%

Issuer	Shares	Value
Foreign Stocks — 83.1%		
Australia — 2.4%		
Australia & New Zealand Banking Group Ltd. (Banks and Credit Cos.)*	77,906	$ 564,323
QBE Insurance Group Ltd. (Insurance)*	317,222	1,472,313
		$ 2,036,636
Canada — 2.7%		
BCE, Inc. (Telecommunications)	11,100	$ 1,001,081
Canadian National Railway Co. (Railroads)	48,503	1,276,235
		$ 2,277,316
France — 11.0%		
Aventis S.A. (Pharmaceuticals)	12,290	$ 714,168
AXA (Insurance)	3,360	468,326
Castorama Dubois Investisse (Stores — Building Products)	4,018	1,222,051
Pernod-Ricard (Beverages)	7,360	421,016
Pinault-Printemps-Redoute S.A. (Retail)	9,970	2,630,686
Sanofi-Synthelabo S.A. (Medical and Health Products)*	11,390	474,206
SEITA (Tobacco)	3,000	135,959
Television Francaise (Entertainment)	5,055	2,647,263
Total Fina S.A., ADR (Oils)	8,930	618,403
		$ 9,332,078
Germany — 6.4%		
Henkel KGaA, Preferred (Chemicals)	11,410	$ 752,661
HypoVereinsbank (Banks and Credit Cos.)	6,660	454,754
Mannesmann AG (Telecommunications)	16,180	3,902,623
Porsche AG, Preferred (Automotive)	111	304,064
		$ 5,414,102
Hong Kong — 1.0%		
China Telecom (Hong Kong) Ltd. (Telecommunications)	132,000	$ 823,620
Italy — 3.7%		
San Paolo-Imi S.p.A. (Banks and Credit Cos.)	54,725	$ 743,482
Telecom Italia Mobile S.p.A., Saving Shares (Telecommunications)	137,000	652,611
Telecom Italia S.p.A. (Telecommunications)	110,600	1,559,394
Unione Immobiliare S.p.A. (Real Estate)	441,580	204,569
		$ 3,160,056
Japan — 24.4%		
Canon, Inc. (Special Products and Services)	71,000	$ 2,821,100
East Japan Railway Co. (Railroads)	70	377,471
Fuji Heavy Industries Ltd. (Automotive)	44,000	301,429
Fujitsu Ltd. (Computer Hardware — Systems)	35,000	1,596,203
Hitachi Ltd. (Electronics)	111,000	1,781,562
Mitsubishi Motor Corp. (Automotive)	78,000	266,412
Nippon Telegraph & Telephone Co. (Utilities — Telephone)	27	462,419

Stocks — continued

Issuer	Shares	Value
Foreign Stocks — continued		
Japan — continued		
NTT Mobile Communications Network, Inc. (Telecommunications)	33	$ 1,269,231
Orix Corp. (Financial Services)	3,100	698,395
Rohm Co. (Electronics)	8,500	3,493,834
Secom Co. (Consumer Goods and Services)	20,000	2,201,996
Sony Corp. (Electronics)	4,300	1,275,103
Takeda Chemical Industries Co. (Pharmaceuticals)	15,000	741,339
Terumo Corp. (Medical Products)	46,000	1,229,008
Tokio Marine & Fire Insurance (Insurance)	87,000	1,017,469
Toshiba Corp. (Electronics)	55,000	419,847
Uni-Charm Corp. (Paper Products)	3,500	201,752
Ushio, Inc. (Electronics)	24,000	462,713
		$20,617,283
Mexico — 0.7%		
Fomento Economico Mexicano S.A. de C.V., ADR (Food and Beverage Products)	8,210	$ 365,345
Pan American Beverage, Inc. "A" (Food and Beverage Products)	12,410	255,181
		$ 620,526
Netherlands — 6.5%		
Akzo Nobel N.V. (Chemicals)	37,020	$ 1,856,686
Hunter Douglas N.V., ADR (Consumer Goods and Services)*	26,050	708,344
ING Groep N.V. (Financial Services)*	8,680	523,973
Koninklijke KPN N.V. (Telecommunications)*	4,800	468,422
Royal Dutch Petroleum Co., ADR (Oils)	19,260	1,164,026
STMicroelectronics Co. N.V. (Electronics)*	5,220	803,279
		$ 5,524,730
South Korea — 0.4%		
Korea Electric Power Corp. (Utilities — Electric)	9,820	$ 304,550
Spain — 5.2%		
Altadis (Tobacco)	92,587	$ 1,316,610
Banco Popular Espanol S.A. (Banks and Credit Cos.)	7,570	493,638
Repsol S.A. (Oils)	20,730	480,593
Telefonica S.A. (Telecommunications)*	83,036	2,073,914
		$ 4,364,755
Sweden — 2.0%		
Saab AB, "B" (Aerospace)	108,650	$ 1,048,770
Skandia Forsakrings AB (Insurance)	19,510	590,238
		$ 1,639,008
Switzerland — 2.0%		
Clariant AG (Chemicals)	1,024	$ 488,293
Nestle S.A. (Food and Beverage Products)	644	1,180,215
		$ 1,668,508
United Kingdom — 14.7%		
AstraZeneca Group PLC (Medical and Health Products)	11,374	$ 482,006
Avis Europe PLC (Auto Rental)*	186,770	663,265
Boots Co. PLC (Retail)*	80,820	790,585

Issuer	Shares	Value
Foreign Stocks — continued		
United Kingdom — continued		
British Aerospace PLC (Aerospace and Defense)*	58,142	$ 381,981
British Petroleum Amoco PLC, ADR (Oils)	43,720	2,593,142
British Telecommunications PLC (Telecommunications)*	48,952	1,185,275
Cable & Wireless Communications PLC (Telecommunications)	36,460	520,920
Compass Group (Food Services)	162,990	2,236,337
Diageo PLC (Food and Beverage Products)*	194,523	1,551,155
Rentokil Initial PLC (Environmental Services)	67,400	244,793
Reuters Group PLC (Business Services)	65,210	905,253
Tesco PLC (Retail)*	297,185	901,866
		$12,456,578
Total Foreign Stocks		$70,239,746
U.S. Stocks — 12.9%		
Advertising — 0.7%		
Young & Rubicam, Inc.	8,820	$ 624,015
Automotive — 0.2%		
Delphi Automotive Systems Corp.	13,060	$ 205,695
Business Machines — 1.6%		
Hewlett-Packard Co.	10,100	$ 1,150,769
Xerox Corp.	6,810	154,502
		$ 1,305,271
Business Services — 0.2%		
United Parcel Service, Inc.	1,810	$ 124,890
Consumer Goods and Services — 2.0%		
Galileo International, Inc.	8,830	$ 264,348
Newell Rubbermaid, Inc.	12,800	371,200
Philip Morris Cos., Inc.	15,960	370,073
Tyco International Ltd.	17,976	698,817
		$ 1,704,438
Electrical Equipment — 2.1%		
Cooper Industries, Inc.	10,540	$ 426,211
General Electric Co.	8,700	1,346,325
		$ 1,772,536
Financial Institutions — 0.5%		
Associates First Capital Corp., "A"	13,310	$ 365,193
Goldman Sachs Group, Inc.	700	65,931
		$ 431,124
Food and Beverage Products — 0.9%		
Anheuser-Busch Cos., Inc.	10,750	$ 761,906
Forest and Paper Products — 0.9%		
Jefferson Smurfit Corp.	244,010	$ 730,649
Insurance — 2.9%		
American International Group, Inc.	13,465	$ 1,455,903
ReliaStar Financial Corp.	25,520	1,000,065
		$ 2,455,968
Machinery — 0.4%		
Ingersoll-Rand Co.	6,200	$ 341,388
Medical and Health Products — 0.5%		
Pharmacia & Upjohn, Inc.	10,210	$ 459,450
Total U.S. Stocks		$10,917,330
Total Stocks (Identified Cost, $64,708,687)		$81,157,076

Portfolio of Investments — continued

Warrants*

Issuer	Shares	Value
Vivendi (Utilities — Water), (Identified Cost, $2,171)	2,670	$ 9,062

Short-Term Obligations — 3.5%

	Principal Amount (000 Omitted)	
Federal Home Loan Bank, due 1/03/00, at Amortized Cost	$3,000	$ 2,999,786
Total Investments (Identified Cost, $67,710,644)		$84,165,924

Other Assets, Less Liabilities — 0.5%

Other Assets, Less Liabilities — 0.5%	402,624
Net Assets — 100.0%	$84,568,548

See portfolio footnotes and notes to financial statements.

Portfolio of Investments — December 31, 1999

Money Market Series

Commercial Paper — 83.0%

Issuer	Principal Amount (000 Omitted)	Value
American Express Credit Corp., due 1/28/00	$ 3,000	$ 2,986,837
Anheuser Busch, Inc., due 2/11/00	5,000	4,965,150
Archer Daniels Midland Co., due 2/04/00	5,000	4,971,431
Associates Corp. of North America, due 2/10/00	12,000	11,921,333
Associates First Capital Corp., due 1/03/00	10,000	9,997,778
AT&T Corp., due 2/18/00	11,000	10,916,400
Banc One Corp., due 3/01/00	10,000	9,902,000
BankAmerica Corp., due 1/10/00 – 1/12/00	17,000	16,971,197
Bell Atlantic Financial Services, due 1/13/00	10,000	9,980,500
Bellsouth Telecomm, Inc., due 1/25/00 – 2/09/00	12,000	11,937,777
Campbell Soup Co., due 2/02/00 – 2/03/00	16,900	16,809,007
Cargill, Inc., due 1/14/00 – 1/20/00	13,500	13,465,447
Caterpillar Financial Services N V, due 1/19/00 – 2/14/00	16,000	15,927,470
CIT Group Holdings, Inc., due 1/03/00	4,000	3,999,000
Coca-Cola Co., due 1/31/00	10,000	9,952,167
Ford Motor Credit Corp., due 1/26/00	10,000	9,958,750
General Electric Capital Corp., due 2/03/00 – 2/23/00	18,800	18,672,185
General Mills, Inc., due 2/11/00 – 2/23/00	14,830	14,724,410
General Motors Acceptance Corp., due 1/18/00 – 2/04/00	18,000	17,921,366
Goldman Sachs Group LP, due 2/01/00 – 2/07/00	15,000	14,917,865
GTE Funding, Inc., due 1/18/00 – 2/08/00	17,485	17,409,977
Halliburton Corp, due 1/10/00	15,000	14,976,562
Heinz (H.J.) Co., due 1/19/00 – 2/08/00	17,250	17,164,033
IBM Credit Corp., due 1/13/00 – 2/01/00	17,000	16,944,768
Merrill Lynch & Co., Inc., due 1/24/00 – 1/27/00	17,400	17,330,115
Metropolitan Life Funding, Inc., due 1/21/00 – 1/25/00	16,000	15,944,196
Minnesota Mining & Manufacturing Co., due 2/16/00	10,000	9,923,972
Morgan Stanley Dean Witter, due 1/24/00 – 2/17/00	15,000	14,901,354
Motorola, Inc., due 3/14/00	10,000	9,880,361
National Rural Utilities Cooperative Finance Corp., due 2/14/00 – 3/17/00	15,000	14,867,656
Procter & Gamble Co., due 1/31/00	10,000	9,951,083
Salomon Smith Barney Holdings, Inc., due 1/28/00 – 2/02/00	15,000	14,930,566
Sara Lee Corp., due 1/28/00	3,600	3,586,230
Southern California Edison Co., due 2/18/00	8,000	7,934,933
Total Commercial Paper, at Amortized Cost		$416,643,876

U.S. Government and Agency Obligations — 17.6%

Issuer	Principal Amount (000 Omitted)	Value
Federal Farm Credit Bank, due 1/10/00	$10,760	$ 10,748,568
Federal Home Loan Bank, due 1/03/00 – 1/18/00	12,005	11,979,144
Federal Home Loan Mortgage Corp., due 1/13/00 – 3/21/00	48,200	47,997,378
Federal National Mortgage Assn., due 3/02/00 – 3/09/00	17,700	17,519,183
Total U.S. Government and Agency Obligations, at Amortized Cost		$ 88,244,273
Total Investments, at Amortized Cost		$504,888,149
Other Assets, Less Liabilities — (0.6%)		(2,973,924)
Net Assets — 100.0%		$501,914,225

See portfolio footnotes and notes to financial statements.

Portfolio of Investments — December 31, 1999

Strategic Income Series

Bonds — 67.0%

Issuer	Principal Amount (000 Omitted)	Value
U.S. Bonds — 44.3%		
Building Materials — 0.7%		
Building Materials Corp., 8.625s, 2006	$150	$ 142,125
Business Services — 1.0%		
Pierce Leahy Corp., 9.125s, 2007	$150	$ 147,750
Unisystem Corp., 7.875s, 2008	50	48,375
		$ 196,125
Chemicals — 0.8%		
NL Industries, Inc., 11.75s, 2003	$150	$ 155,250
Consumer Goods and Services — 0.9%		
Hayes Wheels International, Inc., 9.125s, 2007	$175	$ 169,313
Containers — 0.2%		
Gaylord Container Corp., 9.75s, 2007"B"	$ 50	$ 47,000
Energy — 1.0%		
Cheasapeake Energy Corp., 9.625s, 2005	$200	$ 190,000
Entertainment — 0.9%		
Time Warner Entertainment Co. LP, 8.375s, 2033	$168	$ 174,214
Financial Institutions — 1.6%		
Natexis AMBS Co. LLC, 8.44s, 2049##	$100	$ 93,930
Residential Accredit Loans, Inc., 7.75s, 2027	242	222,597
		$ 316,527
Forest and Paper Products — 1.3%		
Riverwood International Corp., 10.25s, 2006	$250	$ 253,750
Industrial — 0.9%		
Allied Waste North America, Inc., 10s, 2009##	$200	$ 178,500
Information, Paging and Technology — 0.9%		
NEXTEL Communications, Inc., 0s to 2003, 9.95s to 2008	$250	$ 175,625
Media — 3.0%		
Chancellor Media Corp., 8.125s, 2007	$250	$ 250,625
Frontiervision Operating Partnership LP, 11s, 2006	100	106,000
Hollinger International Publishing, Inc., 9.25s, 2007	100	98,500
Lenfest Communications, Inc., 10.5s, 2006	125	137,500
		$ 592,625
Metals and Minerals — 1.1%		
P&L Coal Holdings Corp., 9.625s, 2008	$225	$ 218,812
Municipals — 1.6%		
Massachusetts Turnpike Authority, 5s, 2037	$130	$ 106,347
Minneapolis & St. Paul Minnesota Metropolitan, 5s, 2030	250	208,167
		$ 314,514
Retail — 0.2%		
Revlon Consumer Products Corp., 8.125s, 2006	$ 50	$ 36,250
Steel — 1.0%		
WCI Steel, Inc., 10s, 2004	$200	$ 205,500

Bonds — continued

Issuer	Principal Amount (000 Omitted)	Value
U.S. Bonds — continued		
Supermarkets — 0.5%		
Marsh Supermarkets, Inc., 8.875s, 2007	$ 100	$ 97,000
Telecommunications — 6.1%		
Centennial Cellular Operating Co., 10.75s, 2008	$ 200	$ 215,000
Century Communications Corp., 9.5s, 2005	100	100,000
Charter Communications Holdings, 8.25s, 2007	250	232,500
CSC Holdings, Inc., 9.25s, 2005	125	130,313
NTL Communications Corp., 0s to 2003, 12.375s to 2006	200	140,000
PSINet, Inc., 11s, 2009	200	206,000
Spectrasite Holdings, Inc., 0s to 2004, 11.25s to 2009	350	185,937
		$ 1,209,750
Transportation — 1.3%		
Johnstown America Industries, 11.75s, 2005	$ 250	$ 253,750
U.S. Federal Agencies — 4.9%		
FNMA, 6.5s, 2004	$ 500	$ 493,750
GNMA, 6.5s, 2029	495	464,542
		$ 958,292
U.S. Government Guaranteed — 13.3%		
U.S. Treasury Notes, 5.5s, 2000	$1,050	$ 1,048,688
U.S. Treasury Bonds, 10.375s, 2012 .	750	911,715
U.S. Treasury Bonds, 9.875s, 2015 . .	214	276,796
U.S. Treasury Notes, 6s, 2009	400	387,500
		$ 2,624,699
Utilities — Electric — 1.1%		
CMS Energy Corp., 6.75s, 2004	$ 150	$ 143,277
Niagara Mohawk Power Corp. "D", 7.25s, 2002	76	75,356
		$ 218,633
Total U.S. Bonds		$ 8,728,254
Foreign Bonds — 22.7%		
Argentina — 2.4%		
Republic of Argentina, 11.874s, 2004##	$ 250	$ 255,625
Republic of Argentina, 6.813s, 2005 .	132	120,120
Republic of Argentina, 11s, 2006 . . .	100	99,300
		$ 475,045
Bermuda — 0.2%		
Flag Ltd., 8.25s, 2008 (Telecommunications)	$ 50	$ 46,500
Brazil — 1.6%		
Federal Republic of Brazil, 6.938s, 2006	$ 235	$ 206,800
Federal Republic of Brazil, 11.625s, 2004	100	99,650
		$ 306,450
Bulgaria — 1.0%		
Hermes Europe Railtel BV, 10.375s, 2009 (Telecommunications)	$ 200	$ 198,000
Canada — 0.3%		
Metronet Communications Corp., 0s to 2003, 9.95s to 2008 (Telecommunications)	$ 75	$ 59,214

Issuer	Principal Amount (000 Omitted)		Value
Foreign Bonds — continued			
France — 2.2%			
Republic of France, 3.5s, 2004	EUR	442	$ 421,546
Germany — 2.1%			
Federal Republic of Germany, 4.5s, 2009	EUR	442	$ 416,872
Grand Cayman Islands — 0.4%			
APP Finance IX Ltd., 9.961s, 2001 (Paper & Related Products)	$	100	$ 82,000
Greece — 2.8%			
Hellenic Republic, 8.9s, 2003	GRD	83,000	$ 270,627
Hellenic Republic, 8.6s, 2008		79,000	272,780
			$ 543,407
Mexico — 4.1%			
Banco Nacional de Commerce, 7.25s, 2004 (Banks)	$	100	$ 93,250
Groupo Minero Mexico SA De CV, 8.25s, 2008 (Metals and Minerals) .		250	202,500
Nuevo Grupo Isuacell SA De Cv, 14.25s, 2006 (Telecommunications)##		175	182,000
United Mexican States, 8.625s, 2008 .		100	96,700
United Mexican States, 11.375s, 2016		200	226,000
			$ 800,450
Netherlands — 1.1%			
Cellco Finance N.V. Turkcell, 12.75s, 2005 (Industrial)##	$	200	$ 206,000
Panama — 0.4%			
Republic of Panama, 8.875s, 2027 . .	$	100	$ 84,750
Poland — 0.8%			
Republic of Poland, 4s, 2024	$	250	$ 163,750
Russia — 1.5%			
Russia Principal Loans, 6.906s, 2020†	$	1,920	$ 302,400
United Kingdom — 1.8%			
Daiwa PB Ltd., 7.19s, 2049 (Banks and Credit Cos.)	$	150	$ 129,000
Telewest PLC, 9.625s, 2006 (Media) .		100	101,750
United Kingdom Treasury, 6.75s, 2004	GBP	76	126,114
			$ 356,864
Total Foreign Bonds			$ 4,463,248
Total Bonds (Identified Cost, $13,528,157)			$13,191,502

Preferred Stock — 0.8%

	Shares	Value
CSC Holdings, Inc., 11.125%, (Telecommunications)* (Identified Cost, $136,250)	1,469	$ 159,386

Convertible Bond — 0.5%

	Principal Amount (000 Omitted)		Value
Rite Aid Corp., 5.25s, 2002(Stores) (Identified Cost $142,496)	$	150	$ 101,625

Call Options Purchased — 0.1%

Issuer/Expiration Month/Strike Price		Principal Amount of Contracts (000 Omitted)	Value
Canadian Dollars/September/1.4518 .	CAD	1,033	$ 15,735
Swiss Franc/Euro/ February/1.59	CHF	2,834	947
Total Call Options Purchased (Premiums Paid, $19,596)			$ 16,682

Put Options Purchased

Euro/February/1.05	EUR	1,391	$ 5,265
Japanese Yen/January/110	JPY	2,921	853
Japanese Yen/February/109.75		131,528	1,052
Total Put Options Purchased (Premiums Paid, $16,565)			$ 7,170

Short-Term Obligations — 30.5%

Issuer	Principal Amount (000 Omitted)	
Federal Home Loan Mortgage Corp., due 1/03/00, at Amortized Cost . . .	$ 6,010	$ 6,009,499
Total Investments (Identified Cost, $19,852,563)		$19,485,864

Put Options Written

Issuer/Expiration Month/Strike Price		Principal Amount of Contracts (000 Omitted)	
Australian Dollars/April/0.625	AUD	(603)	$ (3,044)
British Pounds/February/1.585	GBP	(1,296)	(4,444)
Canadian Dollars/September/1.55 . . .	CAD	(1,103)	(965)
Total Put Options Written (Premiums Received, $23,332)			$ (8,453)

Call Options Written

Canadian Dollars/September/1.4 (Premiums Received, $5,122)	CAD	(996)	$ (5,391)

Other Assets, Less Liabilities — 1.1%

	210,954
Net Assets — 100.0%	$19,682,974

See portfolio footnotes and notes to financial statements.

Portfolio of Investments — December 31, 1999

Zero Coupon Series, Portfolio 2000

U.S. Government Guaranteed — 99.8%

Issuer	Principal Amount (000 Omitted)	Value
Treasury Investments Growth Receipts — 6.2%		
Series 18, due 2/15/01	$ 97	$ 90,440
Series 12, due 5/15/01	22	20,160
Series 15, due 8/15/01	88	79,357
Total Treasury Investment Growth Receipts (Identified Cost, $183,093)		$ 189,957
U.S. Treasury Securities Stripped Interest Payments — 93.6%		
Generic Coupons, due 5/15/00	$ 617	$ 604,746
Generic Coupons, due 8/15/00	93	89,753
Generic Coupons, due 11/15/00	2,207	2,097,731
Generic Coupons, due 5/15/01	79	72,724
Total U.S. Treasury Securities Stripped Interest Payments (Identified Cost, $2,841,920) . .		$ 2,864,954
Total Investments (Identified Cost, $3,025,013)		$ 3,054,911

Other Assets, Less Liabilities — 0.2%

	5,617
Net Assets — 100.0%	$ 3,060,528

See portfolio footnotes and notes to financial statements.

Portfolio Footnotes:

*Non-income producing security.
**Non-income producing security-in default.
#Payment-in-kind security.
##SEC Rule 144A restriction.
###Security segregated as collateral for an open futures contract.
†Restricted security.

Abbreviations have been used throughout this report to indicate amounts shown in currencies other than the U.S. dollar. A list of abbreviations is shown below.

AUD =Australian Dollars
CAD =Canadian Dollars
CHF =Swiss Francs
DKK =Danish Kroner
EUR =Euro
GBP =British Pounds
GRD=Greek Drachma
HKD=Hong Kong Dollars
JPY =Japanese Yen
NZD =New Zealand Dollars
PLN =Polish Zloty
SEK =Swedish Kronor

MFS/Sun Life Series Trust
Statements of Assets and Liabilities — December 31, 1999

	Bond Series	Emerging Markets Equity Series	Global Asset Allocation Series	Global Governments Series	Global Total Return Series	Government Securities Series	High Yield Series
Assets:							
Investments —							
Unaffiliated issuers, at cost	$53,120,695	$31,441,767	$104,501,902	$73,627,996	$ 91,908,352	$544,462,401	$362,648,495
Unrealized appreciation (depreciation)	(1,820,055)	6,421,321	19,275,934	(3,241,671)	14,389,329	(20,096,892)	(14,663,367)
Total investments, at value	$51,300,640	$37,863,088	$123,777,836	$70,386,325	$106,297,681	$524,365,509	$347,985,128
Investments of cash collateral for securities loaned, at value and identified cost	—	—	3,804,660	—	1,993,880	—	—
Cash	—	4,503	107,221	3,170,059	98,565	5,028	149,175
Foreign currency, at value (identified cost, $0, $375,165, $0, $0, $0, $0, $0, respectively)	—	387,249	—	—	—	—	—
Net receivable for forward foreign currency exchange contracts purchased	—	—	54,165	257,553	3,206	—	—
Net receivable for forward foreign currency exchange contracts sold	—	—	—	23,630	—	—	—
Net receivable for forward foreign currency exchange contracts closed or subject to master netting agreements	—	—	280,588	—	89,592	—	14,435
Receivable for daily variation margin on open future contracts	—	—	2,100	—	—	—	—
Receivable for investments sold	—	77,473	311,200	—	—	—	—
Receivable for Series shares sold	104,407	146,324	10,282	11,395	76,834	69,617	80,258
Interest and dividends receivable	791,107	30,786	849,935	841,454	718,245	5,391,597	7,116,037
Other assets	74	262	1,593	1,384	1,037	5,536	3,765
Total assets	$52,196,228	$38,509,685	$129,199,580	$74,691,800	$109,279,040	$529,837,287	$355,348,798
Liabilities:							
Cash overdraft	$ 24,245	$ —	$ —	$ —	$ —	$ —	$ —
Payable for investments purchased	—	—	38,975	—	—	18,433,671	—
Payable for Series shares reacquired	9,768	327,916	4,932	65,550	106,729	556,982	165,528
Collateral for securities loaned, at value	—	—	3,804,660	—	1,993,880	—	—
Net payable for forward foreign currency exchange contracts to sell	—	—	106,008	—	15,179	—	—
Net payable for forward foreign currency exchange contracts subject to master netting agreements	—	—	—	163,857	—	—	—
Written options outstanding, at value (premiums received $0, $0, $225,163, $338,517, $30,494, $0 and $0, respectively)	—	—	108,987	84,981	2,642	—	—
Payable to affiliates —							
Management fee	861	1,308	2,572	1,531	2,209	7,749	7,325
Accrued expenses and other liabilities	19,945	41,545	59,763	57,770	59,000	78,967	75,957
Total liabilities	$ 54,819	$ 370,769	$ 4,125,897	$ 373,689	$ 2,179,639	$ 19,077,369	$ 248,810
Net assets	$52,141,409	$38,138,916	$125,073,683	$74,318,111	$107,099,401	$510,759,918	$355,099,988
Net assets consist of:							
Paid-in capital	$52,677,994	$35,763,759	$100,022,865	$76,938,199	$ 85,196,739	$509,677,064	$353,339,679
Unrealized appreciation (depreciation) on investments and translation of assets and liabilities in foreign currencies	(1,820,055)	6,428,858	18,860,342	(2,889,360)	14,483,228	(20,096,892)	(14,648,950)
Accumulated undistributed net realized gain (loss) on investments and foreign currency transactions	(1,090,758)	(3,989,726)	739,048	(2,343,911)	5,329,340	(9,905,022)	(14,839,052)
Accumulated undistributed net investment income (loss)	2,374,228	(63,975)	5,451,428	2,613,183	2,090,094	31,084,768	31,248,311
Total	$52,141,409	$38,138,916	$125,073,683	$74,318,111	$107,099,401	$510,759,918	$355,099,988
Shares of beneficial interest outstanding	5,035,082	3,339,357	7,725,899	7,239,234	6,433,989	40,936,137	39,384,834
Net asset value, offering price and redemption price per share (net assets ÷ shares of beneficial interest outstanding)	$10.36	$11.42	$16.19	$10.27	$16.65	$12.48	$9.02

See notes to financial statements.

	International Growth and Income Series	Money Market Series	Strategic Income Series	Zero Coupon Series, Portfolio 2000
Assets:				
Investments —				
Unaffiliated issuers, at identified cost	$67,710,644	$504,888,149	$19,852,563	$3,025,013
Unrealized appreciation (depreciation)	16,455,280	—	(366,699)	29,898
Total investments, at value	$84,165,924	$504,888,149	$19,485,864	$3,054,911
Investments of cash collateral for securities loaned, at value and identified cost	3,514,750	—	—	—
Cash	86,709	10,622	5,109	7,386
Foreign currency, at value (identified cost $151,987, $0, $0, and $0, respectively)	150,681	—	—	—
Net receivable for forward foreign currency exchange contracts to purchase	—	—	20,245	—
Net receivable for forward foreign currency exchange contracts to sell	—	—	—	—
Receivable for Series shares sold	78,921	823,104	44,942	—
Interest and dividends receivable	174,106	—	260,927	—
Receivable from investment adviser	—	—	—	5,605
Prepaid Insurance	—	12,316	—	—
Other assets	734	6,143	36	46
Total assets	$88,171,825	$505,740,334	$19,817,123	$3,067,948
Liabilities:				
Payable for investments purchased	$ —	$ —	$ 85,857	$ —
Payable for Series shares reacquired	36,229	3,746,375	559	70
Collateral for securities loaned, at value	3,514,750	—	—	—
Net payable for forward foreign currency exchange contracts to sell	—	—	6,801	—
Net payable for forward foreign currency exchange contracts either closed or subject to master netting agreements	—	—	6,875	—
Written options outstanding, at value (premiums received $0, $0, $28,454 and $0, respectively)	—	—	13,844	—
Payable to affiliates —				
Management fee	2,299	6,880	405	21
Accrued expenses and other liabilities	49,999	72,854	19,808	7,329
Total Liabilities	$ 3,603,277	$ 3,826,109	$ 134,149	$ 7,420
Net assets	$84,568,548	$501,914,225	$19,682,974	$3,060,528
Net assets consist of:				
Paid-in capital	$60,132,454	$501,914,225	$19,218,775	$2,835,183
Unrealized appreciation (depreciation) on investments and translation of assets and liabilities in foreign currencies	16,451,187	—	(347,992)	29,898
Accumulated undistributed net realized gain (loss) on investments and foreign currency transactions	7,312,147	—	(74,845)	(5,910)
Accumulated undistributed net investment income	672,760	—	887,036	201,357
Total	$84,568,548	$501,914,225	$19,682,974	$3,060,528
Shares of beneficial interest outstanding	5,647,846	501,914,225	1,919,606	354,593
Net asset value, offering price and redemption price per share (net assets ÷ shares of beneficial interest outstanding)	$14.97	$1.00	$10.25	$8.63

See notes to financial statements.

Statements of Operations — Year Ended December 31, 1999

Net investment income:	Bond Series	Emerging Markets Equity Series	Global Asset Allocation Series	Global Governments Series	Global Total Return Series	Government Securties Series	High Yield Series
Income —							
Interest	$ 2,643,886	$ 87,142	$ 3,187,290	$ 4,746,294	$2,310,718	$ 34,140,457	$33,665,177
Dividends	—	445,985	864,689	—	1,209,847	—	390,806
Foreign taxes withheld	—	(39,783)	(100,174)	—	(119,186)	—	—
Total investment income	$ 2,643,886	$ 493,344	$ 3,951,805	$ 4,746,294	$3,401,379	$ 34,140,457	$34,055,983
Expenses —							
Management fees	$ 224,282	$ 302,739	$ 892,865	$ 653,497	$ 758,430	$ 2,719,538	$ 2,574,420
Trustees' compensation	502	445	3,257	2,290	1,586	11,735	8,316
Administrative fees	4,522	2,905	15,338	11,470	12,992	63,271	44,020
Custodian fees	15,031	38,884	87,642	61,077	79,255	154,226	126,185
Printing fees	3,615	6,610	8,797	12,875	10,946	39,072	33,531
Auditing fees	19,829	29,778	38,000	37,879	37,321	32,529	36,529
Legal fees	1,160	1,537	960	1,508	1,247	1,618	1,635
Miscellaneous	209	4,399	19,381	1,483	1,493	2,038	19,751
Total expenses	$ 269,150	$ 387,297	$ 1,066,240	$ 782,079	$ 903,270	$ 3,024,027	$ 2,844,387
Fees paid indirectly	(4,914)	(217)	(18,004)	(2,990)	(4,987)	(13,528)	(16,794)
Net expenses	$ 264,236	$ 387,080	$ 1,048,236	$ 779,089	$ 898,283	$ 3,010,499	$ 2,827,593
Net investment income	$ 2,379,650	$ 106,264	$ 2,903,569	$ 3,967,205	$2,503,096	$ 31,129,958	$31,228,390
Realized and unrealized gain (loss) on investments and foreign currency transactions:							
Realized gain (loss) (identified cost basis) —							
Investment transactions	$(1,090,486)	$ 753,907	$ 4,588,031	$(3,352,333)	$4,775,178	$ (2,949,200)	$ (6,011,638)
Foreign currency transactions	(838)	(164,729)	3,828,638	1,510,376	811,016	—	(8,610)
Futures contracts	—	—	(2,985,733)	—	—	—	—
Written options transactions	—	—	675,501	373,631	51,369	—	—
Net realized gain (loss) on investments and foreign currency transactions	$(1,091,324)	$ 589,178	$ 6,106,437	$(1,468,326)	$5,637,563	$ (2,949,200)	$ (6,020,248)
Change in unrealized appreciation (depreciation) —							
Investments	$(1,871,248)	$10,573,709	$11,353,338	$(7,426,457)	$ 228,620	$(37,685,474)	$ (2,270,447)
Translation of assets and liabilities in foreign currencies	102	10,154	115,008	(392,024)	14,347	—	14,417
Futures contracts	—	—	(320,796)	—	—	—	—
Written options	—	—	(30,406)	295,512	27,852	—	—
Net unrealized gain (loss) on investments and foreign currency translation	$(1,871,146)	$10,583,863	$11,117,144	$(7,522,969)	$ 270,819	$(37,685,474)	$ (2,256,030)
Net realized and unrealized gain (loss) on investments and foreign currency	$(2,962,470)	$11,173,041	$17,223,581	$(8,991,295)	$5,908,382	$(40,634,674)	$ (8,276,278)
Increase (decrease) in net assets from operations	$ (582,820)	$11,279,305	$20,127,150	$(5,024,090)	$8,411,478	$ (9,504,716)	$22,952,112

See notes to financial statements.

Statements of Operations — Year Ended December 31, 1999 — continued

Net investment income:	International Growth and Income Series	Money Market Series	Strategic Income Series	Zero Coupon Series Portfolio 2000
Income —				
Interest	$ 242,643	$24,958,809	$1,072,529	$ 217,926
Dividends	1,509,880	—	—	—
Foreign taxes withheld	(168,647)	—	—	—
Total investment income	$ 1,583,876	$24,958,809	$1,072,529	$ 217,926
Expenses —				
Management fees	$ 730,178	$ 2,428,098	$ 101,348	$ 8,036
Trustees' compensation	886	10,246	199	95
Administrative fees	9,526	62,992	1,627	418
Custodian fees	85,105	163,910	11,418	4,396
Printing fees	9,256	44,559	1,401	175
Auditing fees	30,500	18,529	27,829	8,029
Legal fees	960	1,493	1,463	1,194
Miscellaneous	2,732	36,086	1,247	348
Total expenses	$ 869,143	$ 2,765,913	$ 146,532	$ 22,691
Reduction of expenses by investment adviser	—	—	—	(5,625)
Fees paid indirectly	(3,178)	(9,919)	(6,766)	(995)
Net expenses	$ 865,965	$ 2,755,994	$ 139,766	$ 16,071
Net investment income	$ 717,911	$22,202,815	$ 932,763	$ 201,855
Realized and unrealized gain (loss) on investments and foreign currency transactions:				
Realized gain (loss) (identified cost basis) —				
Investment transactions	$ 7,337,353	$ —	$ (108,730)	$ 21,136
Foreign currency transactions	(36,913)	—	59,551	—
Written options transactions	—	—	19,972	—
Net realized gain (loss) on investments and foreign currency transactions	$ 7,300,440	$ —	$ (29,207)	$ 21,136
Change in unrealized appreciation (depreciation) —				
Investments	$ 5,268,527	$ —	$ (287,139)	$(128,846)
Translation of assets and liabilities in foreign currencies	(9,286)	—	(25,622)	—
Written options	—	—	17,647	—
Net unrealized gain (loss) on investments and foreign currency translation	$ 5,259,241	$ —	$ (295,114)	$(128,846)
Net realized and unrealized gain (loss) on investments and foreign currency	$12,559,681	$ —	$ (324,321)	$(107,710)
Increase in net assets from operations	$13,277,592	$22,202,815	$ 608,442	$ 94,145

See notes to financial statements.

MFS/Sun Life Series Trust

Statements of Changes in Net Assets — Year Ended December 31, 1999

Increase (decrease) in net assets: From operations —	Bond Series	Emerging Markets Equity Series	Global Asset Allocation Series	Global Governments Series	Global Total Return Series	Government Securities Series	High Yield Series
Net investment income	$ 2,379,650	$ 106,264	$ 2,903,569	$ 3,967,205	$ 2,503,096	$ 31,129,958	$ 31,228,390
Net realized gain (loss) on investments and foreign currency transactions	(1,091,324)	589,178	6,106,437	(1,468,326)	5,637,563	(2,949,200)	(6,020,248)
Net unrealized gain (loss) on investments and foreign currency translation	(1,871,146)	10,583,863	11,117,144	(7,522,969)	270,819	(37,685,474)	(2,256,030)
Increase (decrease) in net assets from operations	$ (582,820)	$11,279,305	$ 20,127,150	$ (5,024,090)	$ 8,411,478	$ (9,504,716)	$ 22,952,112
Distributions declared to shareholders —							
From net investment income	$ (290,409)	$ —	$ (6,365,955)	$ (7,831,468)	$ (3,142,302)	$ (24,646,040)	$ (28,064,079)
From net realized gain on investments and foreign currency transactions	(165,561)	—	(224,968)	(2,592,542)	(4,453,265)	—	—
In excess of net realized gain on investments and foreign currency transactions	(214)	—	—	(477)	—	—	—
Total distributions declared to shareholders	$ (456,184)	$ —	$ (6,590,923)	$(10,424,487)	$ (7,595,567)	$ (24,646,040)	$ (28,064,079)
Net increase (decrease) in net assets from Series share transactions	$33,585,650	$ 9,740,763	$ (15,103,155)	$ (9,453,319)	$ 6,328,108	$ 87,436,686	$ 33,979,598
Total increase (decrease) in net assets	$32,546,646	$21,020,068	$ (1,566,928)	$(24,901,896)	$ 7,144,019	$ 53,285,930	$ 28,867,631
Net assets —							
At beginning of year	19,594,763	17,118,848	126,640,611	99,220,007	99,955,382	457,473,988	326,232,357
At end of year	$52,141,409	$38,138,916	$125,073,683	$ 74,318,111	$107,099,401	$510,759,918	$355,099,988
Accumulated undistributed net investment income (loss) included in net assets at end of period	$ 2,374,228	$ (63,975)	$ 5,451,428	$ 2,613,183	$ 2,090,094	$ 31,084,768	$ 31,248,311

Increase (decrease) in net assets: From operations —	International Growth and Income Series	Money Market Series	Strategic Income Series	Zero Coupon Series, Portfolio 2000
Net investment income	$ 717,911	$ 22,202,815	$ 932,763	$ 201,855
Net realized gain (loss) on investments and foreign currency transactions	7,300,440	—	(29,207)	21,136
Net unrealized gain (loss) on investments and foreign currency translation	5,259,241	—	(295,114)	(128,846)
Increase in net assets from operations	$13,277,592	$ 22,202,815	$ 608,442	$ 94,145
Distributions declared to shareholders —				
From net investment income	$ (524,003)	$ (22,202,815)	$ (163,605)	$ (207,140)
From net realized gain on investments and foreign currency transactions	(1,761,981)	—	(45,806)	—
In excess of net realized gain on investments and foreign currency transactions	—	—	(62,512)	—
Total distributions declared to shareholders	$ (2,285,984)	$ (22,202,815)	$ (271,923)	$ (207,140)
Net increase (decrease) in net assets from Series share transactions	$ (1,833,468)	$ 36,369,299	$11,566,026	$ (299,956)
Total increase (decrease) in net assets	$ 9,158,140	$ 36,369,299	$11,902,545	$ (412,951)
Net assets:				
At beginning of year	75,410,408	465,544,926	7,780,429	3,473,479
At end of year	$84,568,548	$501,914,225	$19,682,974	$3,060,528
Accumulated undistributed net investment income included in net assets at end of year	$ 672,760	$ —	$ 887,036	$ 201,357

See notes to financial statements.

Increase (decrease) in net assets: From operations —	Bond Series*	Emerging Markets Equity Series	Global Asset Allocation Series	Global Governments Series	Global Total Return Series	Government Securities Series	High Yield Series
Net investment income	$ 286,503	$ 215,874	$ 4,188,880	$ 4,822,969	$ 2,124,421	$ 24,731,974	$ 27,879,724
Net realized gain (loss) on investments and foreign currency transactions	164,825	(4,849,172)	657,197	5,130,598	5,296,675	4,256,193	(5,522,275)
Net unrealized gain (loss) on investments and foreign currency translation	51,091	(2,880,714)	2,216,838	4,371,169	7,137,922	6,630,534	(20,305,241)
Increase (decrease) in net assets from operations	$ 502,419	$ (7,514,012)	$ 7,062,915	$ 14,324,736	$14,559,018	$ 35,618,701	$ 2,052,208
Distributions declared to shareholders —							
From net investment income	$ —	$ (302,910)	$ (4,297,027)	$ (1,288,659)	$ (1,714,056)	$ (23,191,736)	$ (20,130,545)
From net realized gain on investments and foreign currency transactions	—	(215,066)	(5,162,478)	—	(2,223,292)	—	—
In excess of net realized gain on investments and foreign currency transactions	—	(115,045)	—	—	—	—	—
From paid-in capital	—	(126,919)	—	—	—	—	—
Total distributions declared to shareholders	$ —	$ (759,940)	$ (9,459,505)	$ (1,288,659)	$ (3,937,348)	$ (23,191,736)	$ (20,130,545)
Net increase in net assets from series share transactions	$19,092,344	$ 1,211,349	$ 6,124,797	$ (24,202,161)	$17,510,519	$ 57,315,137	$ 69,103,703
Total increase (decrease) in net assets	$19,594,763	$ (7,062,603)	$ 3,728,207	$ (11,166,084)	$28,132,189	$ 69,742,102	$ 51,025,366
Net assets —							
At beginning of period	—	24,181,451	122,912,404	110,386,091	71,823,193	387,731,886	275,206,991
At end of period	$19,594,763	$17,118,848	$126,640,611	$ 99,220,007	$99,955,382	$457,473,988	$326,232,357
Accumulated undistributed net investment income (loss) included in net assets at end of period	$ 285,767	$ (4,129)	$ 5,797,699	$ 5,602,338	$ 2,423,583	$ 24,645,642	$ 27,806,568

Increase (decrease) in net assets: From operations —	International Growth and Income Series	Money Market Series	Strategic Income Series*	Zero Coupon Series, Portfolio 2000
Net investment income	$ 518,238	$ 19,399,147	$ 173,162	$ 206,642
Net realized gain (loss) on investments and foreign currency transactions	2,053,594	—	7,396	19,426
Net unrealized gain (loss) on investments and foreign currency translation	9,549,247	—	(52,878)	18,507
Increase in net assets from operations	$12,121,079	$ 19,399,147	$ 127,680	$ 244,575
Distributions declared to shareholders —				
From net investment income	$ (586,185)	$ (19,399,147)	$ —	$ (212,590)
From net realized gain on investments and foreign currency transactions	(1,412,404)	—	—	—
Total distributions declared to shareholders	$ (1,998,589)	$ (19,399,147)	$ —	$ (212,590)
Net increase (decrease) in net assets from Series share transactions	$13,919,815	$125,484,692	$7,652,749	$ (172,594)
Total increase (decrease) in net assets	$24,042,305	$125,484,692	$7,780,429	$ (140,609)
Net assets:				
At beginning of period	51,368,103	340,060,234	—	3,614,088
At end of period	$75,410,408	$465,544,926	$7,780,429	$3,473,479
Accumulated undistributed net investment income included in net assets at end of period	$ 515,747	$ —	$ 134,752	206,642

*For the period from the commencement of the Series' investment operations, May 6, 1998, through December 31, 1998.

See notes to financial statements.

Financial Highlights

	Bond Series	
	Year Ended December 31, 1999	Period Ended December 31, 1998**
Per share data (for a share outstanding throughout each period):		
Net asset value — beginning of period	$10.6897	$10.0000***
Income from investment operations# —		
Net investment income§	$ 0.6694	$ 0.3306
Net realized and unrealized gain (loss) on investments and foreign currency	(0.8527)	0.3591
Total from investment operations	$ (0.1833)	$ 0.6897
Less distributions declared to shareholders		
From net investment income	$ (0.0960)	—
From net realized gain on investments and foreign currency transactions	(0.0547)	—
In excess of net realized gain on investments and foreign currency transactions	(0.0001)	—
Total distributions declared to shareholders	$ (0.1508)	—
Net asset value — end of period	$10.3556	$10.6897
Total return‡	(1.69)%	6.90%††
Ratios (to average net assets)/Supplemental data§:		
Expenses##	0.72%	1.03%†
Net investment income	6.37%	4.88%†
Portfolio turnover	267%	161%
Net assets, end of period (000 omitted)	$ 52,141	$ 19,595

§The investment adviser voluntarily waived a portion of its fee for the Bond Series for the period indicated. If these fees had been incurred by the Series, the net investment income per share and the ratios would have been:

Net investment income	$0.3282
Ratios (to average net assets):	
Expenses##	1.07%†
Net investment income	4.84%†

	Emerging Markets Equity Series			
	Year Ended December 31,			Period Ended December 31, 1996*
	1999	1998	1997	
Per share data (for a share outstanding throughout each period):				
Net asset value — beginning of period	$ 7.4902	$11.0359	$10.0013	$10.0000***
Income from investment operations# —				
Net investment income§	$ 0.0395	$ 0.0934	$ 0.1638	$ 0.0706
Net realized and unrealized gain (loss) on investments and foreign currency	3.8913	(3.2974)	0.8773	(0.0693)
Total from investment operations	$ 3.9308	$ (3.2040)	$ 1.0411	$ 0.0013
Less distributions declared to shareholders —				
From net investment income	$ —	$ (0.1362)	$ (0.0065)	$ —
From net realized gain on investments and foreign currency transactions	—	(0.0967)	—	—
In excess of net realized gain on investments and foreign currency transactions	—	(0.0517)	—	—
From paid-in capital	—	(0.0571)	—	—
Total distributions declared to shareholders	$ —	$ (0.3417)	$ (0.0065)	$ —
Net asset value — end of period	$11.4210	$ 7.4902	$11.0359	$10.0013
Total return‡	52.47%	(29.98)%	10.46%	0.00%††
Ratios (to average net assets)/Supplemental data§:				
Expenses##	1.60%	1.59%	1.07%	1.55%†
Net investment income	0.44%	1.03%	1.38%	0.77%†
Portfolio turnover	137%	92%	69%	4%
Net assets at end of period (000 omitted)	$ 38,139	$ 17,119	$ 24,181	$ 3,271

§The investment adviser voluntarily waived all or a portion of the advisory fee for the Emerging Markets Equity Series for the periods indicated. If these fees had been incurred by the Series, the net investment income (loss) per share and the ratios would have been:

Net investment income (loss)	$ 0.1552	$ (0.0975)
Ratios (to average net assets):		
Expenses##	1.55%	3.38%†
Net investment income (loss)	0.90%	(1.12)%†

†Annualized.
††Not annualized.
*For the period from the commencement of the Series' investment operations, June 5, 1996, through December 31, 1996.
**For the period from the commencement of the Series' investment operations, May 6, 1998, through December 31, 1998.
***Net asset value on date of commencement of operations.
#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
‡The total return information shown above does not reflect expenses that apply to the separate accounts established by Sun Life of Canada (U.S.) and Sun Life (N.Y.). Inclusion of these charges would reduce the total return figures for all periods shown.

See notes to financial statements.

	Global Asset Allocation Series				
	Year Ended December 31,				
	1999	1998	1997	1996	1995
Per share data (for a share outstanding throughout each year):					
Net asset value — beginning of year	$14.4449	$14.5377	$13.7794	$12.2250	$10.0579
Income from investment operations# —					
Net investment income§	$ 0.3522	$ 0.4686	$ 0.4412	$ 0.3731	$ 0.4205
Net realized and unrealized gain on investments and foreign currency	2.2004	0.5338	1.0178	1.5563	1.7540
Total from investment operations	$ 2.5526	$ 1.0024	$ 1.4590	$ 1.9294	$ 2.1745
Less distributions declared to shareholders —					
From net investment income	$ (0.7810)	$ (0.4975)	$ (0.2242)	$ (0.1300)	$ (0.0074)
From net realized gain on investments and foreign currency transactions	(0.0276)	(0.5977)	(0.4765)	(0.2450)	—
Total distributions declared to shareholders	$ (0.8086)	$ (1.0952)	$ (0.7007)	$ (0.3750)	$ (0.0074)
Net asset value — end of year	$16.1889	$14.4449	$14.5377	$13.7794	$12.2250
Total return‡	18.48%	6.60%	10.87%	16.04%	21.56%
Ratios (to average net assets)/Supplemental data§:					
Expenses##	0.89%	0.90%	0.92%	0.94%	0.67%
Net investment income	2.44%	3.21%	3.06%	2.84%	3.70%
Portfolio turnover	180%	163%	162%	154%	146%
Net assets at end of year (000 omitted)	$125,074	$126,641	$122,912	$ 77,016	$ 25,863

§The investment adviser and/or the distributor voluntarily waived a portion of their management and/or other fees and/or distribution fee, respectively, for certain of the periods indicated. If the fee had been incurred by the Series, the net investment income per share and the ratios would have been:

Net investment income	$0.3716
Ratios (to average net assets):	
Expenses##	1.11%
Net investment income	3.27%

	Global Governments Series				
	Year Ended December 31,				
	1999	1998	1997	1996	1995
Per share data (for a share outstanding throughout each year):					
Net asset value — beginning of year	$12.2271	$10.7247	$11.2582	$12.4866	$11.3769
Income from investment operations# —					
Net investment income	$ 0.5001	$ 0.5302	$ 0.5770	$ 0.6882	$ 0.8031
Net realized and unrealized gain (loss) on investments and foreign currency	(1.1105)	1.1118	(0.6754)	(0.2081)	0.9511
Total from investment operations	$ (0.6104)	$ 1.6420	$ (0.0984)	$ 0.4801	$ 1.7542
Less distributions declared to shareholders —					
From net investment income	$ (1.0140)	$ (0.1396)	$ (0.3742)	$ (1.7085)	$ (0.0058)
From net realized gain on investments and foreign currency transactions	(0.3366)	—	(0.0548)	—	(0.6387)
In excess of net realized gain on investments and foreign currency transactions	(0.0001)	—	(0.0061)	—	—
Total distributions declared to shareholders	$ (1.3507)	$ (0.1396)	$ (0.4351)	$ (1.7085)	$ (0.6445)
Net asset value — end of year	$10.2660	$12.2271	$10.7247	$11.2582	$12.4866
Total return‡	(5.18)%	15.46%	(0.76)%	4.66%	15.69%
Ratios (to average net assets)/Supplemental data:					
Expenses##	0.90%	0.88%	0.91%	0.90%	0.89%
Net investment income	4.55%	4.75%	5.43%	6.00%	6.67%
Portfolio turnover	176%	315%	344%	390%	329%
Net assets at end of year (000 omitted)	$ 74,318	$ 99,220	$110,386	$141,764	$152,487

#Per share data are based on average shares outstanding.

##Ratios do not reflect expense reductions from certain expense offset arrangements.

‡The total return information shown above does not reflect expenses that apply to the separate accounts established by Sun Life of Canada (U.S.) and Sun Life (N.Y.). Inclusion of these charges would reduce the total return figures for all periods shown.

See notes to financial statements.

	Global Total Return Series				
	Year Ended December 31,				
	1999	1998	1997	1996	1995
Per share data (for a share outstanding throughout each year):					
Net asset value — beginning of year	$16.6060	$14.6971	$13.2657	$11.8346	$10.0405
Income from investment operations# —					
Net investment income§	$ 0.3916	$ 0.3813	$ 0.3979	$ 0.4131	$ 0.4437
Net realized and unrealized gain on investments and foreign currency	0.8992	2.2629	1.3759	1.2480	1.3564
Total from investment operations	$ 1.2908	$ 2.6442	$ 1.7738	$ 1.6611	$ 1.8001
Less distributions declared to shareholders —					
From net investment income	$ (0.5175)	$ (0.3201)	$ (0.1756)	$ (0.2300)	$ (0.0060)
From net realized gain on investments and foreign currency transactions	(0.7334)	(0.4152)	(0.1668)	—	—
Total distributions declared to shareholders	$ (1.2509)	$ (0.7353)	$ (0.3424)	$ (0.2300)	$ (0.0060)
Net asset value — end of year	$16.6459	$16.6060	$14.6971	$13.2657	$11.8346
Total return‡	8.43%	18.37%	13.61%	14.33%	17.89%
Ratios (to average net assets)/Supplemental data§:					
Expenses##	0.89%	0.93%	1.04%	0.96%	0.77%
Net investment income	2.48%	2.44%	2.85%	3.33%	4.01%
Portfolio turnover	116%	141%	171%	148%	146%
Net assets at end of year (000 omitted)	$107,099	$ 99,955	$ 71,823	$ 37,638	$ 13,786

§The investment adviser and/or the distributor voluntarily waived a portion of their management and/or other fees and/or distribution fee, respectively, for certain of the periods indicated. If the fee had been incurred by the Series, the net investment income per share and the ratios would have been:

Net investment income	$ 0.3972
Ratios (to average net assets):	
Expenses##	1.19%
Net investment income	3.59%

	Government Securities Series				
	Year Ended December 31,				
	1999	1998	1997	1996	1995
Per share data (for a share outstanding throughout each year):					
Net asset value — beginning of year	$13.3946	$13.0406	$12.8672	$13.3900	$12.1219
Income from investment operations# —					
Net investment income	$ 0.8074	$ 0.7663	$ 0.8109	$ 0.8445	$ 0.8311
Net realized and unrealized gain (loss) on investments and foreign currency	(1.0618)	0.3211	0.2490	(0.6620)	1.2183
Total from investment operations	$ (0.2544)	$ 1.0874	$ 1.0599	$ 0.1825	$ 2.0494
Less distributions declared to shareholders from net investment income	$ (0.6632)	$ (0.7334)	$ (0.8865)	$ (0.7053)	$ (0.7813)
Net asset value — end of year	$12.4770	$13.3946	$13.0406	$12.8672	$13.3900
Total return‡	(1.88)%	8.70%	8.72%	1.65%	17.66%
Ratios (to average net assets)/Supplemental data:					
Expenses##	0.61%	0.62%	0.63%	0.63%	0.63%
Net investment income	6.30%	5.82%	6.38%	6.60%	6.59%
Portfolio turnover	83%	107%	182%	57%	80%
Net assets at end of year (000 omitted)	$510,760	$457,474	$387,732	$383,107	$368,848

#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
‡The total return information shown above does not reflect expenses that apply to the separate accounts established by Sun Life of Canada (U.S.) and Sun Life (N.Y.). Inclusion of these charges would reduce the total return figures for all periods shown.

See notes to financial statements.

	High Yield Series				
	Year Ended December 31,				
Per share data (for a share outstanding throughout each year):	1999	1998	1997	1996	1995
Net asset value — beginning of year	$ 9.1635	$ 9.7108	$ 9.2131	$ 8.9222	$ 8.1860
Income from investment operations# —					
Net investment income	$ 0.8314	$ 0.8380	$ 0.8206	$ 0.8012	$ 0.7891
Net realized and unrealized gain (loss) on investments and foreign currency	(0.2067)	(0.7526)	0.3319	0.2131	0.5494
Total from investment operations	$ 0.6247	$ 0.0854	$ 1.1525	$ 1.0143	$ 1.3385
Less distributions declared to shareholders from net investment income	$ (0.7720)	$ (0.6327)	$ (0.6548)	$ (0.7234)	$ (0.6023)
Net asset value — end of year	$ 9.0162	$ 9.1635	$ 9.7108	$ 9.2131	$ 8.9222
Total return‡	6.92%	0.58%	13.24%	12.12%	16.93%
Ratios (to average net assets)/Supplemental data:					
Expenses##	0.83%	0.82%	0.84%	0.84%	0.87%
Net investment income	9.10%	8.78%	8.70%	9.01%	9.17%
Portfolio turnover	86%	135%	130%	88%	66%
Net assets end of year (000 omitted)	$355,100	$326,232	$275,207	$196,498	$153,800

	International Growth and Income Series				
	Year Ended December 31,				
Per share data (for a share outstanding throughout each period):	1999	1998	1997	1996	Period Ended December 31, 1995*
Net asset value — beginning of period	$13.1854	$11.1722	$10.6247	$10.1282	$10.0000**
Income from investment operations# —					
Net investment income§	$ 0.1236	$ 0.0983	$ 0.1356	$ 0.2326	$ 0.0295
Net realized and unrealized gain (loss) on investments and foreign currency	2.0769	2.3104	0.5497	0.2639	0.0987
Total from investment operations	$ 2.2005	$ 2.4087	$ 0.6853	$ 0.4965	$ 0.1282
Less distributions declared to shareholders —					
From net investment income	$ (0.0945)	$ (0.1160)	$ (0.1124)	$ —	$ —
From net realized gain on investments and foreign currency transactions	(0.3178)	(0.2795)	(0.0254)	—	—
Total distributions declared to shareholders	$ (0.4123)	$ (0.3955)	$ (0.1378)	$ —	$ —
Net asset value — end of period	$14.9736	$13.1854	$11.1722	$10.6247	$10.1282
Total return‡	17.20%	21.68%	6.53%	4.84%	1.30%††
Ratios (to average net assets)/Supplemental data§:					
Expenses##	1.16%	1.16%	1.22%	0.97%	1.50%†
Net investment income	0.96%	0.79%	1.24%	2.21%	1.64%†
Portfolio turnover	103%	54%	194%	51%	—
Net assets at end of period (000 omitted)	$ 84,569	$ 75,410	$ 51,368	$ 35,710	$ 7,179

§The investment adviser voluntarily waived all or a portion of its advisory fee for the International Growth and Income Series for the periods indicated. If these fees had been incurred by the Series, the net investment income per share and the ratios would have been:

Net investment income	$ 0.2101	$ 0.0119
Ratios (to average net assets):		
Expenses##	1.16%	2.48%†
Net investment income	2.02%	0.66%†

†Annualized.
††Not annualized.
*For the period from the commencement of the Series' investment operations, October 2, 1995, through December 31, 1995.
**Net asset value on date of commencement of operations.
#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
‡The total return information shown above does not reflect expenses that apply to the separate accounts established by Sun Life of Canada (U.S.) and Sun Life (N.Y.). Inclusion of these charges would reduce the total return figures for all periods shown.

See notes to financial statements.

Per share data (for a share outstanding throughout each year):	Money Market Series Year Ended December 31, 1999	1998	1997	1996	1995
Net asset value — beginning of year	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Income from investment operations# —					
Net investment income§	$ 0.0457	$ 0.0494	$ 0.0495	$ 0.0483	$ 0.0520
Less distributions declared to shareholders from net investment income	$ (0.0457)	$ (0.0494)	$ (0.0495)	$ (0.0483)	$ (0.0520)
Net asset value — end of year	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Total return‡	4.66%	5.02%	5.06%	4.95%	5.44%
Ratios (to average net assets)/Supplemental data:					
Expenses##	0.57%	0.56%	0.57%	0.56%	0.59%
Net investment income	4.57%	4.94%	4.94%	4.82%	5.30%
Net assets at end of year (000 omitted)	$501,914	$465,545	$340,060	$409,165	$282,754

Per share data (for a share outstanding throughout each period):	Strategic Income Series Year ended December 31, 1999	Period ended December 31, 1998*
Net asset value — beginning of period	$10.0439	$10.0000**
Income from investment operations# —		
Net investment income§	$ 0.6998	$ 0.4206
Net realized and unrealized loss on investments and foreign currency	(0.2490)	(0.3767)
Total from investment operations	$ 0.4508	$ 0.0439
Less distributions declared to shareholders		
From net investment income	$ (0.1450)	—
From net realized gain on investments and foreign currency transactions	(0.0406)	—
In excess of net realized gain on investments and foreign currency transactions	(0.0554)	—
Total distributions declared to shareholders	$ (0.2410)	—
Net asset value — end of period	$10.2537	$10.0439
Total return‡	4.61%	0.40%††
Ratios (to average net assets)/Supplemental data§:		
Expenses##	1.08%	1.29%†
Net investment income	6.90%	6.52%†
Portfolio turnover	150%	182%
Net assets at end of period (000 omitted)	$ 19,683	$ 7,780

§The investment adviser voluntarily waived all or a portion of its advisory fee for the Strategic Income Series for the period indicated. If these fees had been incurred by the Series, the net investment income per share and the ratios would have been:

Net investment income	$0.4122
Ratios (to average net assets):	
Expenses##	1.42%†
Net investment income	6.41%†

†Annualized.
††Not annualized.
*For the period from the commencement of the Series' investment operations, May 6, 1998, through December 31, 1998.
**Net asset value on date of commencement of operations.
#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
‡The total return information shown above does not reflect expenses that apply to the separate accounts established by Sun Life of Canada (U.S.) and Sun Life (N.Y.). Inclusion of these charges would reduce the total return figures for all periods shown.

See notes to financial statements.

Per share data (for a share outstanding throughout each year):	Zero Coupon Series, Portfolio 2000 — Year Ended December 31, 1999	1998	1997	1996	1995
Net asset value — beginning of year	$ 8.9692	$ 8.9096	$ 8.8822	$ 9.0619	$ 7.9573
Income from investment operations# —					
Net investment income§	$ 0.5475	$ 0.5225	$ 0.4949	$ 0.2094	$ 0.4340
Net realized and unrealized gain (loss) on investments	(0.2904)	0.0960	0.0896	(0.0528)	1.1038
Total from investment operations	$ 0.2571	$ 0.6185	$ 0.5845	$ 0.1566	$ 1.5378
Less distributions declared to shareholders from net investment income	$(0.5952)	$(0.5589)	$(0.5571)	$(0.3363)	$(0.4332)
Net asset value — end of year	$ 8.6311	$ 8.9692	$ 8.9096	$ 8.8822	$ 9.0619
Total return‡	2.87%	7.28%	6.98%	1.91%	19.88%
Ratios (to average net assets)/Supplemental data§:					
Expenses##	0.53%	0.53%	0.54%	0.53%	0.52%
Net investment income	6.28%	5.88%	5.71%	5.23%	5.18%
Portfolio turnover	0%	0%	0%	2%	27%
Net assets at end of year (000 omitted)	$ 3,061	$ 3,473	$ 3,614	$ 4,337	$ 4,616

§The investment adviser voluntarily agreed to maintain expenses of Zero Coupon Series, Portfolio 2000 at not more than 0.50% of average daily net assets for the periods indicated. To the extent actual expenses were over/under this limitation, the net investment income per share and the ratios would have been:

	1999	1998	1997	1996	1995
Net investment income	$0.5323	$0.4879	$0.4728	$0.2045	—
Ratios (to average net assets):					
Expenses##	0.71%	0.92%	0.80%	0.62%	—
Net investment income	6.11%	5.49%	5.38%	5.08%	—

#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
‡The total return information shown above does not reflect expenses that apply to the separate accounts established by Sun Life of Canada (U.S.) and Sun Life (N.Y.). Inclusion of these charges would reduce the total return figures for all periods shown.

See notes to financial statements.

(1) Business and Organization

The Trust is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company consisting of twenty-seven separate Series (the Series) of shares: Bond Series*, Capital Appreciation Series, Capital Opportunities Series (formerly Value Series), Massachusetts Investors Trust Series (formerly Conservative Growth Series), Emerging Growth Series, Emerging Markets Equity Series* (formerly MFS®/Foreign & Colonial Emerging Markets Equity Series), Equity Income Series, Global Asset Allocation Series* (formerly World Asset Allocation Series), Global Governments Series* (formerly World Government Series), Global Growth Series (formerly World Growth Series), Global Total Return Series* (formerly World Total Return Series), Government Securities Series*, High Yield Series*, International Growth Series, International Growth and Income Series*, Managed Sectors Series, Money Market Series*, Massachusetts Investors Growth Stock Series, New Discovery Series, Research Series, Research Growth and Income Series, Research International Series, Strategic Growth Series, Strategic Income Series*, Total Return Series, Utilities Series, and Zero Coupon Series, Portfolio 2000*. The Global Asset Allocation Series, Global Governments Series, Global Growth Series, Global Total Return Series, High Yield Series, Managed Sectors Series, Strategic Growth Series, Strategic Income Series, and Utilities Series are nondiversified as that term is defined in the Investment Company Act of 1940, as amended. The shares of each Series are sold only to variable accounts established by Sun Life Assurance Company of Canada (U.S.) and Sun Life Insurance and Annuity Company of New York to fund benefits under variable contracts issued by such companies.

The Series denoted with an asterisk above are included within these financial statements.

(2) Significant Accounting Policies

General – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain Series of the Trust can invest in foreign securities. Investments in foreign securities are vulnerable to the effects of changes in the relative values of the local currency and the U.S. dollar and to the effects of changes in each country's legal, political, and economic environment.

Investment Valuations – Debt securities (other than short-term obligations which mature in 60 days or less), including listed issues and forward contracts are valued on the basis of valuations furnished by dealers or by a pricing service with consideration to factors such as institutional-size trading in similar groups of securities, yield, quality, coupon rate, maturity, type of issue, trading characteristics, and other market data, without exclusive reliance upon exchange or over-the-counter prices. Money market instruments are valued at amortized cost, which the Trustees have determined in good faith approximates market value. The Trust's use of amortized cost is subject to the Trust's compliance with certain conditions as specified under Rule 2a-7 of the Investment Company Act of 1940. Short-term obligations, which mature in 60 days or less, are valued at amortized cost, which approximates market value. Futures contracts, options, and options on futures contracts listed on commodities exchanges are reported at market value using closing settlement prices. Over-the-counter options on securities are valued by brokers. Over-the-counter currency options are valued through the use of a pricing model which takes into account foreign currency exchange spot and forward rates, implied volatility, and short-term repurchase rates. Equity securities listed on securities exchanges or reported through the NASDAQ system are reported at market value using last sale prices. Unlisted equity securities or listed equity securities for which last sale prices are not available are reported at market value using last quoted bid prices. Securities for which there are no such quotations or valuations are valued in good faith, at fair value, by the Trustees.

Repurchase Agreements – Certain Series of the Trust may enter into repurchase agreements with institutions that the Trust's investment adviser has determined are creditworthy. Each repurchase agreement is recorded at cost. Such Series require that the securities collateral in a repurchase transaction be transferred to the custodian in a manner sufficient to enable the Series to obtain those securities in the event of a default under the repurchase agreement. The Series monitors, on a daily basis, the value of the collateral to ensure that its value, including accrued interest, is greater than amounts owed to the Series under each such repurchase agreement. Certain Series of the Trust, along with other affiliated entities of Massachusetts Financial Services Company (MFS), may utilize a joint trading account for the purpose of entering into one or more repurchase agreements.

Foreign Currency Translation – Investment valuations, other assets, and liabilities initially expressed in foreign currencies are converted each business day into U.S. dollars based upon current exchange rates. Purchases and sales of foreign investments, income, and expenses are converted into U.S. dollars based upon currency exchange rates prevailing on the respective dates of such transactions. Gains and losses attributable to foreign currency exchange rates on sales of securities are recorded for financial statement purposes as net realized gains and losses on investments. Gains and losses attributable to foreign exchange rate movements on income and expenses are recorded for financial statement purposes as foreign currency transaction gains and losses. That portion of both realized and unrealized gains and losses on investments that results from fluctuations in foreign currency exchange rates is not separately disclosed.

Written Options – Certain Series of the Trust may write call or put options in exchange for a premium. The premium is initially recorded as a liability which is subsequently adjusted to the current value of the options contract. When a written option expires, the Series realizes a gain equal to the amount of the premium received. When a written call option is exercised or closed, the premium received is offset against the proceeds to determine the realized gain or loss. When a written put option is exercised, the premium reduces the cost basis of the security purchased by the Series. The Series, as writer of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and, as a result, bears the market risk of an unfavorable change in the price of the securities underlying the written option. In general, written call options may serve as a partial hedge against decreases in value in the underlying securities to the extent of the premium received. Written options may also be used as part of an income producing strategy reflecting the view of the Series' management on the direction of interest rates.

Futures Contracts – Certain Series of the Trust may enter into futures contracts for the delayed delivery of securities or currency, or contracts based on financial indices at a fixed price on a future date. In entering such contracts, the Series is required to deposit with the broker either in cash or securities an amount equal to a certain percentage of the contract amount. Subsequent payments are made or received by the Series each day, depending on the daily fluctuations in the value of the contract, and are recorded for financial statement purposes as unrealized gains or losses by the Series. The Series' investment in futures contracts is designed to hedge against anticipated future changes in interest or exchange rates or securities prices. Investments in interest rate futures for purposes other than hedging may be made to modify the duration of the portfolio without incurring the additional transaction costs involved in buying and selling the underlying securities. Investments in currency futures for purposes other than hedging may be made to change the Series' relative position in one or more currencies without buying and selling portfolio assets. Investments in equity index contracts or contracts on related options for purposes other than hedging, may be made when the Series has cash on hand and wishes to participate in anticipated market appreciation while the cash is being invested. Should interest or exchange rates or securities prices move unexpectedly, the Series may not achieve the anticipated benefits of the futures contracts and may realize a loss.

Security Loans – State Street Bank and Trust Company ("State Street") and/or Chase Manhattan Bank ("Chase"), as lending agents, may loan the securities of certain Series of the Trust to certain qualified institutions (the "Borrowers") approved by the Series. The loans are collateralized at all times by cash and/or U.S. Treasury securities in an amount at least equal to the market value of the securities loaned. State Street provides the Series with indemnification against Borrower default. The Series bears the risk of loss with respect to the investment of cash collateral.

Cash collateral is invested in short-term securities. A portion of the income generated upon investment of the collateral is remitted to the Borrowers, and the remainder is allocated between the Series and the lending agent. On loans collateralized by U.S. Treasury securities, a fee is received from the Borrower, and is allocated between the Series and the lending agent. Income from securities lending is included in interest income on the Statement of Operations. The dividend and interest income earned on the securities loaned is accounted for in the same manner as other dividend and interest income.

At December 31, 1999, the value of securities loaned and the collateral on these loans were as follows:

	Global Asset Allocation Series	Global Total Return Series	International Growth and Income Series
Value of Securities Loaned	$3,795,885	$1,940,323	$3,414,259
Collateralized by:			
U.S. Treasury securities	98,407	—	—
Cash	3,804,660	1,993,880	3,514,750

Cash collateral listed above was invested in the following short-term obligations:

	Global Asset Allocation Series		Global Total Return Series		International Growth and Income Series	
Issuer	Shares	Amortized Cost and Value	Shares	Amortized Cost and Value	Shares	Amortized Cost and Value
Navigator Securities Lending Prime Portfolio	3,804,660	$3,804,660	1,993,880	$1,993,880	3,514,750	$3,514,750

Forward Foreign Currency Exchange Contracts – Certain Series of the Trust may enter into forward foreign currency exchange contracts for the purchase or sale of a specific foreign currency at a fixed price on a future date. Risks may arise upon entering into these contracts from the potential inability of counterparties to meet the terms of their contracts and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar. The Series may enter into forward contracts for hedging purposes as well as for non-hedging purposes. For hedging purposes, the Series may enter into contracts to deliver or receive foreign currency it will receive from or require for its normal investment activities. The Series may also use contracts in a manner intended to protect foreign currency-denominated securities from declines in value due to unfavorable exchange rate movements. For non-hedging purposes, the Series may enter into contracts with the intent of changing the relative exposure of the Series' portfolio of securities to different currencies to take advantage of anticipated changes. The forward foreign currency exchange contracts are adjusted by the daily exchange rate of the underlying currency and any gains or losses are recorded as unrealized until the contract settlement date. On contract settlement date, the gains or losses are recorded as realized gains or losses on foreign currency transactions.

Investment Transactions and Income – Investment transactions are recorded on the trade date. Interest income is recorded on the accrual basis. All discount is accreted for financial statement and tax reporting purposes as required by federal income tax regulations. Dividends received in cash are recorded on the ex-dividend date. Dividend and interest payments received in additional securities are recorded on the ex-dividend or ex-interest date in an amount equal to the value of the security on such date. Certain Series of the Trust use the effective interest method for reporting interest income on payment-in-kind (PIK) bonds. Some securities may be purchased on a "when-issued" or "forward delivery" basis, which means that the securities will be delivered to the Series at a future date, usually beyond customary settlement time.

Legal fees and other related expenses incurred to preserve and protect the value of a security owned are added to the cost of the security; other legal fees are expensed. Capital infusions made directly to the security issuer, which are generally non-recurring, incurred to protect or enhance the value of high-yield debt securities, are reported as additions to the cost basis of the security. Costs that are incurred to negotiate the terms or conditions of capital infusions or that are expected to result in a plan of reorganization are reported as realized losses. Ongoing costs incurred to protect or enhance an investment, or costs incurred to pursue other claims or legal actions, are expensed.

Fees Paid Indirectly – The Series' custody fee is calculated as a percentage of the Series' month end net assets. The fee is reduced according to an arrangement that measures the value of cash deposited with the custodian by the Series. This amount is shown as a reduction of expenses on the Statement of Operations.

Tax Matters and Distributions – Each Series' policy is to comply with the provisions of the Internal Revenue Code (the Code) applicable to regulated investment companies and to distribute to shareholders all of its taxable income, including any net realized gain on investments. Accordingly, no provision for federal income or excise tax is provided.

Distributions to shareholders are recorded on the ex-dividend date. The Trust distinguishes between distributions on a tax basis and a financial reporting basis and requires that only distributions in excess of tax basis earnings and profits be reported in the financial statements as distributions from paid-in capital. Differences in the recognition or classification of income between the financial statements and tax earnings and profits, which result in temporary over-distributions for financial statement purposes, are classified as distributions in excess of net investment income or net realized gains. During the year ended December 31, 1999, the following amounts were reclassified due to differences between book and tax accounting for mortgage-backed securities and currency transactions. These changes had no effect on the net assets or net asset value per share.

	Bond Series	Emerging Markets Equity Series	Global Asset Allocation Series	Global Governments Series	Global Total Return Series	Government Securities Series
Increase (decrease):						
Paid-in capital	$ —	$ —	$ —	$ —	$ —	$ —
Accumulated undistributed net realized gain (loss) on investments and foreign currency transactions	780	166,110	(3,116,115)	(875,108)	(305,717)	44,792
Accumulated undistributed net investment income (loss)	(780)	(166,110)	3,116,115	875,108	305,717	(44,792)

	High Yield Series	International Growth and Income Series	Money Market Series	Strategic Income Series	Zero Coupon Series, Portfolio 2000
Increase (decrease):					
Paid-in capital	$(100,523)	$ —	$ —	$ —	$ —
Accumulated undistributed net realized gain (loss) on investments and foreign currency transactions	(176,909)	36,895	—	16,874	—
Accumulated undistributed net investment income (loss)	277,432	(36,895)	—	(16,874)	—

At December 31, 1999, the following Series, for federal income tax purposes, had a capital loss carryforward which may be applied against any net taxable realized gains of each succeeding year until the earlier of its utilization or expiration.

	Total Carryover	2002	2003	2004	2005	2006	2007
Bond Series	$ 888,249	$ —	$ —	$ —	$ —	$ —	$ 888,249
Emerging Markets Equity Series	3,957,395	—	—	—	—	3,957,395	—
Global Governments Series	2,327,152	—	—	—	—	—	2,327,152
Government Securities Series	9,704,006	2,746,862	78,697	1,721,078	2,450,444	—	2,706,925
High Yield Series	14,645,825	701,562	2,157,902	—	—	5,630,168	6,156,193
Money Market Series	671	141	—	530	—	—	—
Strategic Income Series	61,969	—	—	—	—	—	61,969
Zero Coupon Series, Portfolio 2000	4,064	—	279	3,785	—	—	—

(3) Transactions with Affiliates

Investment Adviser – The Trust has an investment advisory agreement with Massachusetts Financial Services Company (MFS) to provide overall investment advisory and administrative services, and general office facilities. The management fees is computed daily and paid monthly at an annual rate based on a percentage of each Series' average daily net assets. The agreements also provide that each Series will be reimbursed for operating expenses and other expenses in excess of the expense limitation indicated below, calculated based on the average daily net assets of each Series for the fiscal year. Management fees and expense limitations, respectively, are as follows:

	Management Fee	Total Expense Limitations	Other Expense Limitations
Bond Series	0.60%	N/A	N/A
Emerging Markets Equity Series	1.25%	N/A	N/A
Global Asset Allocation Series	0.75%*	N/A	N/A
Global Governments Series	0.75%*	1.25%	N/A
Global Total Return Series	0.75%*	N/A	N/A
Government Securities Series	0.55%	1.25%	N/A
High Yield Series	0.75%	1.25%	N/A
International Growth and Income Series	0.975%*	N/A	N/A
Money Market Series	0.50%	0.60%	N/A
Strategic Income Series	0.75%	N/A	0.50%
Zero Coupon Series, Portfolio 2000	0.25%	0.50%**	N/A

*The management fee for the Global Asset Allocation Series, Global Governments Series, and Global Total Return Series is 0.75% of the first $300 million of average daily net assets of each of the Series and 0.675% of the average daily net assets of each Series in excess of $300 million. The management fee for the International Growth and Income Series is reduced to 0.925% of the average daily net assets in excess of $500 million.

**Sun Life, not MFS bears these expenses.

Under an expense limitation agreement, Sun Life assumed expenses for the year ended December 31, 1999, amounting to $5,625 for the Zero Coupon Series, Portfolio 2000.

The Trust pays no compensation directly to its Trustees who are officers of the investment adviser or Sun Life Assurance Company of Canada (U.S.), all of whom receive remuneration for their services to the Trust from MFS or Sun Life Assurance Company of Canada. Certain officers and Trustees of the Trust are officers or directors of MFS or Sun Life Assurance Company of Canada.

Administrator – Each Series has an administrative services agreement with MFS to provide the Series with certain financial, legal, shareholder servicing, compliance, and other administrative services. As a partial reimbursement for the cost of providing these services, each Series pays MFS an administrative fee at the following annual percentages of the Series' average daily net assets:

First $1 billion	0.0150%
Next $1 billion	0.0125%
Next $1 billion	0.0100%
In excess of $3 billion	0.0000%

(4) Portfolio Securities

Purchases and sales of investments, other than purchased option transactions and short-term obligations, were as follows:

	Bond Series	Emerging Markets Equity Series	Global Asset Allocation Series	Global Governments Series	Global Total Return Series	Government Securities Series
Purchases						
U.S. government securities	$50,054,708	$ —	$ 59,088,488	$70,744,590	$29,114,594	$490,072,130
Investments (non-U.S. government securities)	$78,362,398	$39,833,721	$130,610,570	$62,075,189	$84,167,900	$ —
Sales						
U.S. government securities	$42,612,058	$ —	$ 47,476,103	$76,652,893	$28,489,223	$396,858,081
Investments (non-U.S. government securities)	$49,530,867	$30,670,409	$162,081,133	$81,568,690	$82,610,020	$ —

	High Yield Series	International Growth and Income Series	Strategic Income Series	Zero Coupon Series, Portfolio 2000
Purchases				
U.S. government securities	$ 1,926,500	$ —	$ 4,212,659	$ —
Investments (non-U.S. government securities)	$306,951,403	$72,370,188	$17,600,056	$ —
Sales				
U.S. government securities	$ 1,935,720	$ —	$ 2,691,444	$ 532,681
Investments (non-U.S. government securities)	$277,653,579	$75,097,816	$12,794,125	$ —

Purchases and sales of investments for Money Market Series which consists solely of short-term obligations, amounted to $25,566,352,616 and $25,551,586,171, respectively, excluding repurchase agreements.

The cost and unrealized appreciation and depreciation in the value of the investments owned by each Series, as computed on a federal income tax basis, are as follows:

	Bond Series	Emerging Markets Equity Series	Global Asset Allocation	Global Governments Series	Global Total Return Series	Government Securities
Aggregate cost	$53,323,205	$31,612,028	$104,659,745	$ 73,729,018	$92,206,342	$544,663,417
Gross unrealized appreciation	$ 45,237	$ 6,862,381	$ 21,829,222	$ 319,528	$19,499,463	$ 1,365,082
Gross unrealized depreciation	$ (2,067,802)	$ (611,321)	$ (2,711,131)	$ (3,662,221)	$ (5,408,124)	$ (21,662,990)
Net unrealized appreciation (depreciation)	$ (2,022,565)	$ 6,251,060	$ 19,118,091	$ (3,342,693)	$14,091,339	$ (20,297,908)

	High Yield Series	International Growth and Income Series	Money Market Series	Strategic Income Series	Zero Coupon Series, Portfolio 2000
Aggregate cost	$362,841,721	$ 68,510,394	$504,888,149	$19,865,438	$ 3,026,858
Gross unrealized appreciation	$ 11,024,195	$ 19,920,399	$ —	$ 231,245	$ 28,053
Gross unrealized depreciation	$ (25,880,788)	$ (4,264,869)	$ —	$ (610,819)	$ —
Net unrealized appreciation (depreciation)	$ (14,856,593)	$ 15,655,530	$ —	$ (379,574)	$ 28,053

(5) Shares of Beneficial Interest

The Series' Declaration of Trust permits the Trustees to issue an unlimited number of full and fractional shares of beneficial interest. Transactions in Trust shares were as follows:

	Bond Series			
	Year Ended December 31, 1999		Period Ended December 31, 1998*	
	Shares	Amount	Shares	Amount
Shares sold	4,076,452	$42,704,401	2,318,393	$24,240,231
Shares issued to shareholders in reinvestment of distributions	43,529	456,184	—	—
Shares reacquired	(917,951)	(9,574,935)	(485,341)	(5,147,887)
Net increase	3,202,030	$33,585,650	1,833,052	$19,092,344

*For the period from commencement of Series' investment operations, May 6, 1998, through December 31, 1998.

	Emerging Markets Equity Series			
	Year Ended December 31, 1999		Year Ended December 31, 1998	
	Shares	Amount	Shares	Amount
Shares sold	2,571,338	$ 23,808,271	1,812,274	$ 17,009,645
Shares issued to shareholders in reinvestment of distributions	—	—	71,423	759,940
Shares reacquired	(1,517,462)	(14,067,508)	(1,789,384)	(16,558,236)
Net increase	1,053,876	$ 9,740,763	94,313	$ 1,211,349

	Global Asset Allocation Series			
	Year Ended December 31, 1999		Year Ended December 31, 1998	
	Shares	Amount	Shares	Amount
Shares sold	563,283	$ 8,244,781	1,735,664	$ 25,786,468
Shares issued to shareholders in reinvestment of distributions	468,438	6,590,923	627,288	9,459,505
Shares reacquired	(2,072,999)	(29,938,859)	(2,050,525)	(29,121,176)
Net increase (decrease)	(1,041,278)	$(15,103,155)	312,427	$ 6,124,797

	Global Governments Series			
	Year Ended December 31, 1999		Year Ended December 31, 1998	
	Shares	Amount	Shares	Amount
Shares sold	779,078	$ 8,706,210	751,460	$ 8,474,446
Shares issued to shareholders in reinvestment of distributions	988,124	10,424,487	119,653	1,288,659
Shares reacquired	(2,642,719)	(28,584,016)	(3,049,106)	(33,965,266)
Net decrease	(875,517)	$ (9,453,319)	(2,177,993)	$(24,202,161)

	Global Total Return Series			
	Year Ended December 31, 1999		Year Ended December 31, 1998	
	Shares	Amount	Shares	Amount
Shares sold	1,042,248	$ 16,414,536	1,900,268	$ 29,501,676
Shares issued to shareholders in reinvestment of distributions	495,794	7,595,567	255,010	3,937,348
Shares reacquired	(1,123,290)	(17,681,995)	(1,022,930)	(15,928,505)
Net increase	414,752	$ 6,328,108	1,132,348	$ 17,510,519

	Government Securities Series			
	Year Ended December 31, 1999		Year Ended December 31, 1998	
	Shares	Amount	Shares	Amount
Shares sold	14,835,504	$ 190,413,088	13,540,558	$ 178,146,550
Shares issued to shareholders in reinvestment of distributions	1,962,264	24,646,040	1,852,375	23,191,736
Shares reacquired	(10,015,273)	(127,622,442)	(10,971,934)	(144,023,149)
Net increase	6,782,495	$ 87,436,686	4,420,999	$ 57,315,137

	High Yield Series			
	Year Ended December 31, 1999		Year Ended December 31, 1998	
	Shares	Amount	Shares	Amount
Shares sold	16,691,615	$ 152,336,515	19,323,267	$ 182,977,758
Shares issued to shareholders in reinvestment of distributions	3,118,231	28,064,079	2,105,706	20,130,546
Shares reacquired	(16,026,334)	(146,420,996)	(14,167,974)	(134,004,601)
Net increase	3,783,512	$ 33,979,598	7,260,999	$ 69,103,703

	International Growth and Income Series			
	Year Ended December 31, 1999		Year Ended December 31, 1998	
	Shares	Amount	Shares	Amount
Shares sold	7,929,665	$ 102,719,640	4,247,634	$ 52,324,284
Shares issued to shareholders in reinvestment of distributions	180,996	2,285,984	153,975	1,998,589
Shares reacquired	(8,182,035)	(106,839,092)	(3,280,247)	(40,403,058)
Net increase (decrease)	(71,374)	$ (1,833,468)	1,121,362	$ 13,919,815

	Money Market Series			
	Year Ended December 31, 1999		Year Ended December 31, 1998	
	Shares	Amount	Shares	Amount
Shares sold	768,753,754	$ 768,753,754	814,050,457	$ 814,050,457
Shares issued to shareholders in reinvestment of distributions	22,202,815	22,202,815	19,399,147	19,399,147
Shares reacquired	(754,587,270)	(754,587,270)	(707,964,912)	(707,964,912)
Net increase	36,369,299	$ 36,369,299	125,484,692	$ 125,484,692

	Strategic Income Series			
	Year Ended December 31, 1999		Period Ended December 31, 1998*	
	Shares	Amount	Shares	Amount
Shares sold	1,368,577	$13,823,676	1,127,549	$11,109,024
Shares issued to shareholders in reinvestment of distributions	26,738	271,923	—	—
Shares reacquired	(250,353)	(2,529,573)	(352,905)	(3,456,275)
Net increase	1,144,962	$11,566,026	774,644	$ 7,652,749

*For the period from commencement of Series' investment operations, May 6, 1998, through December 31, 1998.

	Zero Coupon Series, Portfolio 2000			
	Year Ended December 31, 1999		Year Ended December 31, 1998	
	Shares	Amount	Shares	Amount
Shares sold	22,205	$ 194,375	94,914	$ 837,608
Shares issued to shareholders in reinvestment of distributions	24,543	207,140	24,952	212,590
Shares reacquired	(79,422)	(701,471)	(138,240)	(1,222,792)
Net decrease	(32,674)	$(299,956)	(18,374)	$ (172,594)

(6) Line of Credit

The Trust and other affiliated funds participate in an $820 million unsecured line of credit provided by a syndication of banks under a line of credit agreement. Borrowings may be made to temporarily finance the repurchase of Series shares. Interest is charged to each Series, based on its borrowings, at a rate equal to the bank's base rate. In addition, a commitment fee, based on the average daily unused portion of the line of credit, is allocated among the participating funds at the end of each quarter. The commitment fee allocated to each Series for the year ended December 31, 1999, was as follows:

	Commitment Fee
Bond Series	$ 180
Emerging Markets Equity Series	201
Global Asset Allocation Series	818
Global Governments Series	582
Global Total Return Series	711
Government Securities Series	3,353
High Yield Series	2,146
International Growth and Income Series	533
Money Market Series	3,283
Strategic Income Series	122
Zero Coupon Series, Portfolio 2000	22

The Series had no significant borrowings during the year.

(7) Financial Instruments

Certain Series of the Trust trade financial instruments with off-balance-sheet risk in the normal course of its investing activities in order to manage exposure to market risks such as interest rates and foreign currency exchange rates. These financial instruments include written options, forward foreign currency exchange contracts, and futures contracts. The notional or contractual amounts of these instruments represent the investment the Series have in particular classes of financial instruments and does not necessarily represent the amounts potentially subject to risk. The measurement of the risks associated with these instruments is meaningful only when all related and offsetting transactions are considered.

Written Option Transactions — Global Asset Allocation Series

	Number of Contracts	Premiums
Outstanding, beginning of period	4	$ 344,149
Options written	44	1,986,544
Options terminated in closing transactions	(25)	(1,173,738)
Options expired	(18)	(916,859)
Options exercised	(1)	(14,933)
Outstanding, end of period	4	$ 225,163

At December 31, 1999, the Series had sufficient cash and/or securities at least equal to the value of the written options.

Written Option Transactions — Global Governments Series

	Number of Contracts	Premiums
Outstanding, beginning of period	2	$ 116,243
Options written	38	1,734,418
Options terminated in closing transactions	(22)	(1,011,540)
Options expired	(13)	(500,604)
Outstanding, end of period	5	$ 338,517

At December 31, 1999, the Series had sufficient cash and/or securities at least equal to the value of the written options.

Written Option Transactions — Global Total Return Series

	Number of Contracts	Premiums
Outstanding, beginning of period	—	$ —
Options written	12	203,374
Options terminated in closing transactions	(6)	(111,901)
Options expired	(5)	(60,979)
Outstanding, end of period	1	$ 30,494

At December 31, 1999, the Series had sufficient cash and/or securities at least equal to the value of the written options.

Written Option Transactions — Strategic Income Series

	Number of Contracts	Premiums
Outstanding, beginning of period	2	$ 8,777
Options written	44	202,146
Options terminated in closing transactions	(25)	(123,753)
Options expired	(16)	(56,371)
Options exercised	(1)	(2,345)
Outstanding, end of period	4	$ 28,454

At December 31, 1999, the Series had sufficient cash and/or securities at least equal to the value of the written options.

Forward Foreign Currency Exchange Contracts

Series	Transaction	Settlement Date		Contracts to Deliver/Receive	In Exchange For	Contracts at Value	Net Unrealized Appreciation (Depreciation)
Global Asset Allocation Series	Sales	3/15/00	AUD	1,971,656	$ 1,257,620	$ 1,289,993	$ (32,373)
		3/15/00	DKK	547,438	76,041	74,517	1,524
		2/17/00 – 3/15/00	EUR	5,063,418	5,142,022	5,125,147	16,875
		4/17/00 – 4/25/00	HKD	91,257,059	11,643,104	11,736,215	(93,111)
		3/15/00	JPY	334,659,064	3,313,719	3,312,642	1,077
					$21,432,506	$21,538,514	$(106,008)
	Purchases	3/15/00	AUD	3,221,903	$ 2,077,483	$ 2,107,991	$ 30,508
		3/15/00	CHF	5,120,907	3,326,344	3,243,612	(82,732)
		3/15/00	EUR	3,513,613	3,550,460	3,557,068	6,608
		4/17/00 – 4/25/00	HKD	46,210,179	5,902,585	5,942,617	40,032
		3/15/00	JPY	344,191,619	3,361,246	3,407,000	45,754
		3/15/00	NZD	66,309	33,931	34,593	662
		2/17/00	PLN	3,615,178	850,000	863,333	13,333
					$19,102,049	$19,156,214	$ 54,165

At December 31, 1999, forward foreign currency purchases and sales under master netting agreements excluded above amounted to a net receivable of $2,498 with Merrill Lynch, $149,938 with First Boston and of $128,152 with Deutsche Bank.

At December 31, 1999, the Series had sufficient cash and/or securities to cover any commitments under these contracts.

Series	Transaction	Settlement Date		Contracts to Deliver/Receive	In Exchange For	Contracts at Value	Net Unrealized Appreciation (Depreciation)
Global Governments Series	Sales	03/15/00	AUD	493,072	$ 314,506	$ 322,602	$ (8,096)
		03/15/00	DKK	12,622,319	1,753,271	1,718,132	35,139
		02/17/00	EUR	273,219	278,137	276,053	2,084
		03/15/00	JPY	304,442,554	3,014,522	3,013,542	980
		03/15/00	NZD	648,465	331,820	338,297	(6,477)
					$ 5,692,256	$ 5,668,626	$ 23,630
	Purchases	03/15/00	AUD	1,796,671	$ 1,158,495	$ 1,175,506	$ 17,011
		03/15/00	CHF	3,276,840	2,128,510	2,075,570	(52,940)
		03/15/00	EUR	1,464,915	1,482,230	1,483,037	807
		03/15/00	JPY	2,141,865,259	20,916,653	21,201,375	284,722
		02/17/00	PLN	2,156,347	507,000	514,953	7,953
					$26,192,888	$26,450,441	$ 257,553

At December 31, 1999, forward foreign currency purchases and sales under master netting agreements excluded above amounted to a net receivable of $52,537 with Deutsche Bank and $7,919 with First Boston and a net payable of $224,313 with Merrill Lynch.

At December 31, 1999, the Series had sufficient cash and/or securities to cover any commitments under these contracts.

Series	Transaction	Settlement Date		Contracts to Deliver/Receive	In Exchange For	Contracts at Value	Net Unrealized Appreciation (Depreciation)
Global Total Return Series	Sales	03/15/00	AUD	4,014,079	$2,560,381	$2,626,288	$(65,907)
		03/15/00	DKK	12,898,187	1,791,589	1,755,682	35,907
		03/15/00	GRD	406,083,941	1,250,643	1,232,792	17,851
		03/15/00	NZD	303,317	155,207	158,237	(3,030)
					$5,757,820	$5,772,999	$(15,179)
	Purchases	03/15/00	JPY	24,117,432	$ 235,522	$ 238,728	$ 3,206

At December 31, 1999, forward foreign currency purchases and sales under master netting agreements excluded above amounted to a net receivable of $66,152 with Merrill Lynch and $27,679 with First Boston and a net payable of $4,239 with Deutsche Bank.

At December 31, 1999, the Series had sufficient cash and/or securities to cover any commitments under these contracts.

Forward Foreign Currency Exchange Contracts — High Yield Series

At December 31, 1999, forward foreign currency purchases and sales under master netting agreements amounted to a net receivable of $14,435 with Deutsche Bank.

At December 31, 1999, the Series had sufficient cash and/or securities to cover any commitments under these contracts.

Series	Transaction	Settlement Date		Contracts to Deliver/Receive	In Exchange For	Contracts at Value	Net Unrealized Appreciation (Depreciation)
Strategic Income Series	Sales	2/17/00 – 3/15/00	EUR	367,786	$ 373,597	$ 372,195	$ 1,402
		4/17/00 – 4/25/00	HKD	8,235,783	1,050,796	1,059,170	(8,374)
		3/15/00	JPY	53,344,611	528,206	528,035	171
					$1,952,599	$1,959,400	$ (6,801)
	Purchases	3/15/00	AUD	650,649	$ 419,204	$ 425,699	$ 6,495
		3/15/00	CHF	1,026,479	666,762	650,178	(16,584)
		3/15/00	EUR	551,758	557,546	558,583	1,037
		3/15/00 – 4/17/00	HKD	5,539,917	707,629	712,448	4,819
		3/15/00	JPY	157,054,514	1,533,735	1,554,613	20,878
		3/15/00	NZD	156,281	79,969	81,530	1,561
		2/17/00	PLN	552,910	130,000	132,039	2,039
					$4,094,845	$4,115,090	$ 20,245

At December 31, 1999, forward foreign currency purchases and sales under master netting agreements excluded above amounted to a net payable of $28,171 with Merrill Lynch and $1,384 with First Boston and a net receivable of $22,680 with Deutsche Bank.

At December 31, 1999, the Series had sufficient cash and/or securities to cover any commitments under these contracts.

Futures Contracts — Global Asset Allocation Series

Description	Expiration	Contracts	Position	Unrealized Appreciation (Depreciation)
Nikkei 225	3/14/00	92	Long	$ 103,815
DAX Index	3/17/00	16	Short	(315,863)
FTSE 100	3/17/00	52	Short	(258,675)
CAC 40 Index	3/31/00	114	Short	(520,862)
Japanese Government Bonds	3/31/00	8	Long	253,822
S&P 500 Index Futures	3/17/00	4	Long	64,320
S&P 500 Barra Value Index Futures	3/17/00	41	Long	204,689
S&P 500 Barra Growth Index Futures	3/17/00	29	Short	(293,120)
				$(761,874)

At December 31, 1999, the Series had sufficient cash and/or securities to cover margin requirements on open futures contracts.

(8) Restricted Securities

Each Series of the Trust is restricted from investing more than a certain amount of its net assets in securities which are subject to legal or contractual restrictions on resale. Such restrictions range between 0% and 15% of the Series' net assets. At December 31, 1999, the High Yield Series and Strategic Income Series owned the following restricted securities, excluding securities issued under Rule 144A, constituting 0.3% and 1.5%, respectively, of the net assets of the Series which may not be publicly sold without registration under the Securities Act of 1933. The Trust does not have the right to demand that such securities be registered. The value of these securities is determined by valuations furnished by dealers or by a pricing service, or if not available, in good faith, at fair value, by the Trustees.

Series	Description	Date of Acquisition	Principal/Share Amount	Cost	Value
High Yield Series	Airplane Pass Through Trust, 10.875s, 2019	03/13/96	700,000	$ 700,000	$ 605,931
	Atlantic Gulf Communities Corp.	09/25/95	30	—	1
	Merrill Lynch Mortgage Investors Inc., 8.426s, 2022	06/22/97	500,000	346,563	467,813
				$1,046,563	$1,073,745

Series	Description	Date of Acquisition	Principal/Share Amount	Cost	Value
Strategic Income Series	Russia Principal Loans, 6.906s, 2020	06/15/99	1,920,000	$ 255,509	$ 302,400

Independent Auditors' Report

To the Trustees and Shareholders of MFS/Sun Life Series Trust:

We have audited the accompanying statements of assets and liabilities of Bond Series, Emerging Markets Equity Series, Global Asset Allocation Series, Global Governments Series, Global Total Return Series, Government Securities Series, High Yield Series, International Growth and Income Series, Money Market Series, Strategic Income Series, and Zero Coupon Series, Portfolio 2000 (each a portfolio of MFS/Sun Life Series Trust), including the portfolio of investments, as of December 31, 1999, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1999, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial positions of Bond Series, Emerging Markets Equity Series, Global Asset Allocation Series, Global Government Series, Global Total Return Series, Government Securities Series, High Yield Series, International Growth and Income Series, Money Market Series, Strategic Income Series, and Zero Coupon Series, Portfolio 2000 as of December 31, 1999, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Boston, Massachusetts
February 3, 2000

Federal Tax Information

The Series below have designated the following as a capital gain dividend for the year ended December 31, 1999:

	Long-Term Capital Gains
Global Asset Allocation Series	$ 224,968
Global Total Return Series	3,428,904
International Growth and Income Series	387,153

For the year ended December 31, 1999, the amount of distributions from income eligible for the 70% dividends received deduction for corporations was as follows:

	Dividends Received Deduction
Global Asset Allocation Series	2.27%
Global Total Return Series	5.34%
International Growth and Income Series	3.11%

For the year ended December 31, 1999, income from foreign sources and the foreign tax credit were as follows:

	Interest and Dividends	Taxes
Emerging Markets Equity Series	$ 532,655	$ 45,137
Global Total Return Series	2,086,438	86,880
International Growth and Income Series	1,345,294	167,880

MFS' Year 2000 Readiness Disclosure

MFS Investment Management®, as an investment adviser and on behalf of the MFS funds, is committed to the effective use of technology in managing our portfolio investments, delivering high-quality service to MFS fund shareholders, retirement plan participants, and MFS' institutional clients, and supporting the financial consultants who sell our products.

MFS can now say that it is ready for the Year 2000. Our testing has demonstrated that MFS' computer hardware and software will recognize "00" as the Year 2000 and will not confuse those digits with 1900. All of our critical business applications and processes have been successfully tested, and we have adopted companywide policies that will help us maintain our readiness through the remainder of the year. Any new technology that is brought into the company before the end of the year will be held to the same stringent standards as our current technology. We have also developed a vendor readiness survey, contacted over 700 of our vendors, and established an ongoing process to review responses, as well as to review readiness statements of new vendors and products.

MFS recognizes that fund shareholders and institutional clients also are concerned about whether the companies whose securities are held in their portfolios are addressing Y2K issues. As part of the MFS Original Research® process of evaluating portfolio investments, one of the many relevant factors that MFS' portfolio managers and research analysts may consider is a company's Y2K readiness.

Y2K readiness is an enormously complex, worldwide issue. No company or institution can guarantee that it will be unaffected by the Y2K issue. While MFS is taking significant steps to protect the integrity of its internal systems, there can be no assurance that these steps will be sufficient to avoid any adverse impact on MFS fund shareholders, retirement plan participants, or institutional clients.

If you have further questions regarding MFS' Year 2000 Readiness Program, please visit our Web site at **www.mfs.com,** call our toll-free line, **1-800-637-4406,** or write to the MFS Year 2000 Program Management Office by e-mail at y2k@mfs.com or by letter at 500 Boylston Street, Boston, MA 02116-3741.

Year 2000 Readiness Disclosure

Sun Life Assurance Company of Canada (U.S.)

The potential hazard of computers having difficulty dealing with the year 2000 has been widely reported in the media. Essentially, the “Y2K” problem stems from some computer software being written in a way that will handle only two digits of a year rather than the full four digits. This becomes a problem when 2000 is perceived as simply “00”, with the result that the computer software interprets the dates as 1900 rather than 2000.

Sun Life began working on this problem in 1995 when a Company strategy for dealing with the issue was approved by systems management. It was apparent that effective support from senior management was a key component to successfully correcting Sun Life’s systems. For this reason, in early 1996 Sun Life’s Chairman and CEO delivered a clear mandate to make Y2K a top priority. Since that time project teams have inventoried and assessed nearly 2000 systems around the Company.

The vast majority of Sun Life’s systems have already been tested, and based on these tests, have been certified as compliant. The relatively few remaining systems will be certified compliant during the course of 1999. Even though relatively few Y2K bugs were actually found during analysis, it has been Sun Life’s policy to test every system before it can be certified as compliant. The price tag for this massive project has been steep—over $100 million (Cdn). However, we consider the money well spent when it means that Sun Life can move into the year 2000 and beyond confident that our systems will support Sun Life’s position as a leader in the financial services industry.

The preceding is a Year 2000 Readiness Disclosure pursuant to the Year 2000 Readiness Disclosure Act enacted by the United States Congress on October 19, 1998.

MFS®/Sun Life Series Trust

500 Boylston Street, Boston, MA 02116-3741

Investment Adviser

Massachusetts Financial Services Company
500 Boylston Street, Boston, MA 02116-3741

Custodian and Dividend Disbursing Agent

State Street Bank and Trust Company
225 Franklin Street, Boston, MA 02110-2875

Auditors

Deloitte & Touche LLP

Portfolio Managers*

JEAN O. ALESSANDRO
DAVID A. ANTONELLI
JOHN W. BALLEN
STEPHEN C. BRYANT
DAVID M. CALABRO
MITCHELL D. DYNAN
JOSEPH C. FLAHERTY, JR.
GEOFFREY L. KURINSKY
JOHN D. LAUPHEIMER, JR.
DAVID R. MANNHEIM
PAUL M. McMAHON
STEVEN E. NOTHERN
LISA B. NURME
STEVEN PESEK
BERNARD A. SCOZZAFAVA
MAURA A. SHAUGHNESSY
TONI Y. SHIMURA
FREDERICK J. SIMMONS
BRIAN E. STACK

†Independent Trustee
#Sun Life Assurance Company of Canada
*MFS Investment Management®

SUN-2A 02/00 220M